As filed with the Securities and Exchange Commission on February 8, 2013

Registration No. 333-185747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Freeport-McMoRan Copper & Gold Inc.

(Exact name of registrant as specified in its charter)

Delaware	1000	74-2480931
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 North Central Avenue

Phoenix, AZ 85004-2189

(602) 366-8100

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Douglas N. Currault II

Assistant General Counsel and Corporate Secretary

333 North Central Avenue

Phoenix, AZ 85004-2189

(602) 366-8100

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	John F. Wombwell Executive Vice President, General Counsel and Secretary Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002 (713) 579-6000	Michael E. Dillard Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)(3)
Common stock, par value $0.10 per share	91,454,303	N/A	$2,891,387,498.98	$394,385.25

(1)	The maximum number of shares of Freeport-McMoRan Copper & Gold Inc. (“FCX”) common stock estimated to be issuable upon the completion of the IMONC LLC / Plains Exploration & Production Company (“PXP”) merger described herein. This number is based on the number of shares of PXP common stock estimated to be outstanding, or reserved for issuance under various plans, immediately prior to completion of the merger, and the exchange of each share of PXP common stock and share of PXP common stock reserved for issuance under various plans for cash and shares of FCX common stock pursuant to the formula set forth in the Agreement and Plan of Merger (the “merger agreement”), dated as of December 5, 2012, by and among FCX, IMONC LLC and PXP and the letter agreements entered into by FCX, PXP and PXP’s named executive officers concurrently with the execution of the merger agreement based on the closing price of FCX common stock on December 21, 2012.
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act, the proposed maximum aggregate offering price of the Registrant’s common stock was calculated based upon the market value of shares of PXP common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: (A) the product of (1) $45.61, the average of the high and low prices per share of PXP common stock on December 21, 2012, as quoted on the New York Stock Exchange, multiplied by (2) 136,042,318, the maximum number of shares of PXP common stock which may be exchanged in the merger, less (B) the amount of cash to be paid by the Registrant in exchange for shares of PXP common stock (which equals $3,313,502,625).
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED February 8, 2013

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On December 5, 2012, Plains Exploration & Production Company (“PXP”) agreed to merge with and into IMONC LLC, a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. (“FCX”). We are sending you this proxy statement/prospectus to invite you to attend a special meeting of PXP stockholders being held to vote on the merger and to ask you to vote at the special meeting in favor of the merger.

If the merger is completed, PXP will merge with and into IMONC LLC, with IMONC LLC surviving the merger as a wholly owned subsidiary of FCX, and you will be entitled to elect to receive your merger consideration in the form of cash or FCX common stock. Subject to the election, adjustment and proration procedures described in this document, you will be entitled to receive, in exchange for each share of PXP common stock you hold at the time of the merger, consideration, without interest, with a value equal to the sum of (i) $25.00 and (ii) 0.6531 multiplied by the average closing price of FCX common stock on the New York Stock Exchange (the “NYSE”) for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger. We expect that the merger will generally be tax-free to you as to any shares of FCX common stock you receive in the merger and generally taxable to you as to any cash you receive.

The aggregate number of shares of FCX common stock that will be issued in the merger is approximately 91 million, and the aggregate amount of cash consideration that will be paid in the merger will be approximately $3.5 billion, in each case subject to adjustment for changes in the number of PXP shares held in treasury and for exercises and forfeitures of certain PXP equity-based awards prior to the completion date of the merger and inclusive of certain shares of PXP common stock and PXP RSUs subject to the terms of certain letter agreements entered into by PXP, FCX and PXP’s named executive officers. The letter agreements and other financial interests in the merger of PXP’s directors and officers are described in the attached proxy statement/prospectus under the heading “Proposal No. 1—The Merger—PXP’s Directors and Officers Have Financial Interests in the Merger”, beginning on page 77.

The implied value of the merger consideration will fluctuate with the market price of FCX common stock. As explained in more detail in this document, whether you make a cash election, a stock election or no election, the value of the consideration you will receive as of the completion date of the merger will be substantially the same based on the average FCX closing price for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger.

As an example, if the average closing price of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger is $            , which was the closing price of FCX common stock on the NYSE on                         , 2013 (the most recent practicable date prior to the mailing of this proxy statement), each share of PXP common stock would be converted into the right to receive either approximately $             in cash or approximately             shares of FCX common stock. Based on that FCX closing price, the             shares of FCX common stock would have a market value of approximately $            . As an additional example, if the average closing price of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger is $38.28, which was the closing price for FCX common stock on December 4, 2012 (the last trading day prior to the announcement of the merger), each share of PXP common stock would be converted into the right to receive either $50.00 in cash or approximately 1.3062 shares of FCX common stock. Based on that FCX closing price, the approximately 1.3062 shares of FCX common stock would have a market value of approximately $50.00. A chart showing the cash and stock merger consideration at various hypothetical closing prices of FCX common stock is provided on page 7 of this document.

The market prices of both FCX common stock and PXP common stock will fluctuate before the merger. You should obtain current stock price quotations for FCX common stock and PXP common stock. FCX common stock is quoted on the NYSE under the symbol “FCX” and PXP common stock is quoted on the NYSE under the symbol “PXP.”

The special meeting of the stockholders of PXP will be held at                         , at                         , local time, on                         , 2013. Your vote is important. An affirmative vote of a majority of the outstanding shares of PXP’s common stock entitled to vote as of the record date is required to adopt the merger agreement. Regardless of whether you plan to attend the special stockholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document.

Under Delaware law, if the merger is completed, holders of shares of PXP common stock who do not vote in favor of the adoption of the merger agreement may, under certain circumstances, have the right to seek appraisal of the fair value of their shares, but only if they submit a written demand for such an appraisal prior to the vote on the merger agreement and they comply with other Delaware law procedures and requirements explained in this document.

The PXP board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of PXP and its stockholders, and recommends that the PXP stockholders adopt the merger agreement.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page  30, for a discussion of the risks relating to the proposed merger. You also can obtain information about FCX and PXP from documents that each company has filed with the Securities and Exchange Commission.

James C. Flores

Chairman of the Board, President and Chief Executive Officer

Plains Exploration & Production Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the FCX common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is                     , 2013, and it is first being mailed or otherwise delivered to PXP stockholders on or about                     , 2013.

PLAINS EXPLORATION & PRODUCTION COMPANY

700 Milam, Suite 3100

Houston, Texas 77002

(713) 579-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                 , 2013

Plains Exploration & Production Company will hold a special meeting of stockholders at                 , at                 , local time, on                 , 2013 to consider and vote upon the following proposals:

•

to adopt the Agreement and Plan of Merger, dated as of December 5, 2012, by and among Plains Exploration & Production Company (“PXP”), Freeport-McMoRan Copper & Gold Inc. (“FCX”) and IMONC LLC, a wholly owned subsidiary of FCX (“Merger Sub”), as such agreement may be amended from time to time (the “merger agreement”), which provides for, among other things, the merger of PXP with and into IMONC LLC, with IMONC LLC surviving the merger as a wholly owned subsidiary of FCX;

•	to consider and cast an advisory (non-binding) vote on the specified compensation that may be received by PXP’s named executive officers in connection with the merger;

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement; and

•	to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

The PXP board of directors has fixed the close of business on                 , 2013 as the record date for the special meeting. Only PXP stockholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting.

A majority of the outstanding shares of PXP’s common stock entitled to vote as of the record date is required to adopt the merger agreement. Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your shares by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of PXP common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the special meeting in the manner described in the accompanying document.

The PXP board of directors recommends that the PXP stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;

•	“FOR” the proposal to approve, on an advisory (non-binding) basis, the specified compensation that may be received by PXP’s named executive officers in connection with the merger; and

•	“FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,

John F. Wombwell
Executive Vice President, General Counsel and Secretary

, 2013

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about FCX and PXP from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Freeport-McMoRan Copper & Gold Inc. 333 N. Central Ave. Phoenix, AZ 85004 (602) 366-8100 Email: fcx_communications@fmi.com	Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002 (713) 579-6000 Email: investor@pxp.com

You will not be charged for any of these documents that you request. PXP stockholders requesting documents should do so by                 , 2013, in order to receive them before the special meeting.

See “Where You Can Find More Information.”

i

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this document to fully understand the voting procedures for the special meeting.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to adopt the Agreement and Plan of Merger, dated as of December 5, 2012 (the “merger agreement”), by and among Plains Exploration & Production Company (“PXP”), Freeport-McMoRan Copper & Gold Inc. (“FCX”) and IMONC LLC, which provides for, among other things, the merger of PXP with and into IMONC LLC, with IMONC LLC surviving the merger as a wholly owned subsidiary of FCX.

Q:	What do I need to do now?

A:	With respect to the meeting, after you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card, authorizing a proxy by telephone or through the Internet, or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

With respect to the merger, you should complete and return the election form, together with your stock certificates, to Computershare Trust Company N.A., the exchange agent for the merger, according to the instructions printed on the form or, if your shares are held in “street name,” according to your broker’s instructions.

Q:	When must I elect the type of merger consideration that I prefer to receive?

A:	If you wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is also being mailed to PXP stockholders. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent, Computershare Trust Company N.A., at the address given in the materials, together with the certificates representing shares of PXP common stock, prior to the election deadline. The election deadline will be , 2013 or such other date as the parties agree. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive, and consequently, may receive only cash, only FCX common stock or a combination of cash and FCX common stock in the merger. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q:	If I am a PXP stockholder, should I send in my PXP stock certificates with my proxy card?

A:	No. Please DO NOT send your PXP stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the form of election, which is also being mailed to PXP stockholders, regarding the surrender of your share certificates. You should then, prior to the election deadline, send your PXP common stock certificates to the exchange agent, together with your completed, signed form of election.

Q:	Are PXP stockholders entitled to appraisal rights?

A:	Yes. PXP stockholders may exercise appraisal rights in connection with the merger under Delaware law by following the procedures required under Delaware law as described in this proxy statement/prospectus.

Q:	Why is my vote important?

A:	Because the presence at the special meeting of holders, present in person or represented by proxy, of a majority of the outstanding shares of PXP’s common stock entitled to vote at the special meeting, is necessary to constitute a quorum, and because the affirmative vote of holders of a majority of the outstanding shares of PXP’s common stock entitled to vote is necessary to complete the merger, every stockholder’s vote is important. The PXP board of directors recommends that you vote “FOR” the proposal to adopt the merger agreement; “FOR” the proposal to approve, on an advisory (non-binding) basis, the specified compensation that may be received by PXP’s named executive officers in connection with the merger; and “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal or the advisory proposal (a so-called “broker non-vote”).

Because the required vote to adopt the merger agreement is based upon the number of PXP shares issued and outstanding on the record date and entitled to vote, and the required vote for adjournment of the special meeting is based upon the number of PXP shares held by stockholders present, in person or by proxy, and entitled to vote and not the number of PXP shares that are actually voted, the failure to provide your broker instructions will have the same effect as a vote cast against such proposals. With respect to the advisory proposal, only those votes cast “for” and “against” the proposal are counted and, accordingly, a failure to provide your broker instructions will have no effect on the vote to approve the advisory proposal. “Broker non-votes,” if any, are submitted by brokers or nominees in connection with the special meeting, will be treated as present for quorum purposes.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of PXP common stock can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. PXP reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to the Secretary of PXP, or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The mailing address of PXP’s Secretary is 700 Milam, Suite 3100, Houston, Texas 77002.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Secretary of PXP and voting by ballot) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the second quarter of 2013. However, we cannot assure you when or if the merger will occur. Among other things, we cannot complete the merger until we obtain the approval of PXP stockholders at the special meeting.

Q:	What will be the management structure of the combined company following completion of the merger?

A:	James R. Moffett, Chairman of FCX and Co-chairman and Chief Executive Officer of McMoRan Exploration Co. (“MMR”), will continue as Chairman of the combined company. B. M. “Mack” Rankin, Jr. will continue in his role as Vice Chairman of the board of directors of the combined company. Richard C. Adkerson, President and Chief Executive Officer of FCX and Co-chairman of MMR, will continue as President and Chief Executive Officer and will be appointed Vice Chairman of the combined company. James C. Flores, Chairman, President and Chief Executive Officer of PXP, will be Vice Chairman of the combined company and Chief Executive Officer of its oil and gas operations. Kathleen L. Quirk will continue as Executive Vice President and Chief Financial Officer of the combined company. At closing, the combined company will add to its board of directors James C. Flores and two other members from PXP’s board.

Q:	Where will the headquarters of the combined company be?

A:	The corporate headquarters of the combined company will be located in Phoenix, Arizona, and the combined company expects to maintain offices in Houston, Texas, New Orleans, Louisiana and elsewhere to support its oil and gas operations and certain administrative functions.

Q:	How does the proposed merger relate to FCX’s proposed merger with MMR?

A:	On December 5, 2012, FCX entered into an Agreement and Plan of Merger with MMR and INAVN Corp., a Delaware corporation and wholly owned subsidiary of FCX (as amended from time to time, the “MMR merger agreement”), pursuant to which INAVN Corp. will merge with and into MMR, with MMR surviving the merger as a wholly owned subsidiary of FCX (the “MMR merger”). Concurrently with the filing of this proxy statement/prospectus, a proxy statement/prospectus is being filed in connection with the MMR merger that will be mailed to stockholders of MMR. The MMR merger is a separate transaction and the completion of the MMR merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the MMR merger.

Q:	Whom should I call with questions about the special meeting or the merger?

A:	PXP stockholders should call AST Phoenix Advisors (Stockholders: (877) 478-5038; Banks & Brokers: (212) 493-3910) or Innisfree M&A Incorporated (Stockholders: (888) 750-5834; Banks & Brokers: (212) 750-5833), PXP’s proxy solicitors, with any questions about the merger and related transactions.

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information.”

The Merger

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this document. Please carefully read the merger agreement as it is the legal document that governs the merger.

PXP Will Merge with and into IMONC LLC, a Wholly Owned Subsidiary of FCX

We are proposing the merger of PXP with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly owned subsidiary of FCX.

PXP Stockholders Will Receive Cash and/or Shares of FCX Common Stock in the Merger Depending on Their Election and Any Proration

You will have the right to elect to receive merger consideration, without interest, for each of your shares of PXP common stock in the form of cash or shares of FCX common stock, subject to proration in the circumstances described below. In the event of proration, you may receive all or a portion of the merger consideration in a form other than that which you elected.

The implied value of the merger consideration will fluctuate with the market price of FCX common stock and will be determined based on the average closing price of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger. As explained in more detail in this document, whether you make a cash election or a stock election, the value of the consideration you receive as of the completion date of the merger will be substantially the same based on the average FCX closing price used to calculate the merger consideration. You may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares of PXP common stock, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

As an example, based on the average of the closing prices of FCX common stock on the NYSE for the ten trading days ending on                 , 2013, for each share of PXP common stock held, you would receive either approximately $             in cash or                  shares of FCX common stock, subject to possible proration. We will compute the actual amount of cash and number of shares of FCX common stock that each PXP stockholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration To Be Received in the Merger.”

Set forth below is a table showing the consideration that you would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula if the actual average of the closing prices of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger were equal to the hypothetical range contained in the table. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock.

	Cash Election:	OR	Stock Election: Stock Consideration per share
Hypothetical Ten-Day Closing Prices of FCX Common Stock	Cash Consideration Per Share		Shares of FCX Common Stock	Market Value (*)
$25.00	$41.33		1.6531	$41.33
$26.00	$41.98		1.6146	$41.98
$27.00	$42.63		1.5790	$42.63
$28.00	$43.29		1.5460	$43.29
$29.00	$43.94		1.5152	$43.94
$30.00	$44.59		1.4864	$44.59
$31.00	$45.25		1.4596	$45.25
$32.00	$45.90		1.4344	$45.90
$33.00	$46.55		1.4107	$46.55
$34.00	$47.21		1.3884	$47.21
$35.00	$47.86		1.3674	$47.86
$36.00	$48.51		1.3475	$48.51
$37.00	$49.16		1.3288	$49.16
$38.00	$49.82		1.3110	$49.82
$39.00	$50.47		1.2941	$50.47
$40.00	$51.12		1.2781	$51.12
$41.00	$51.78		1.2629	$51.78
$42.00	$52.43		1.2483	$52.43
$43.00	$53.08		1.2345	$53.08
$44.00	$53.74		1.2213	$53.74
$45.00	$54.39		1.2087	$54.39

*	Market value based on hypothetical ten-day average closing price on the NYSE of FCX common stock.

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the actual average closing price of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger, as described below. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of FCX common stock may not be shown in the above table.

Regardless of Whether You Make a Cash Election or a Stock Election, You May Nevertheless Receive a Mix of Cash and Stock

The aggregate number of shares of FCX common stock that will be issued in the merger is approximately 86.6 million, and the aggregate amount of cash that will be paid in the merger will be approximately $3.31 billion, in each case subject to adjustment for changes in the number of PXP shares held in treasury and for exercises and forfeitures of certain PXP equity-based awards prior to the completion date of the merger and exclusive of certain shares of PXP common stock and PXP RSUs subject to the terms of certain letter agreements entered into by PXP, FCX and PXP’s named executive officers as described under “Proposal No. 1—The Merger—PXP’s Directors and Officers Have Financial Interests in the Merger—Employment Agreements and Letter Agreements.” As a result, if more PXP stockholders make valid elections to receive either FCX common stock or cash than is available as merger consideration under the merger agreement, those PXP stockholders electing the oversubscribed form of consideration will have the oversubscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

What Holders of PXP Equity-Based Awards Will Receive

Pursuant to the terms of the merger agreement, each restricted share of PXP common stock that is outstanding immediately prior to the effective time of the merger (the “PXP Restricted Stock”), and each PXP restricted stock unit that has been granted or contractually promised by PXP as of the date of the merger agreement and that is outstanding immediately prior to or upon the effective time of the merger (the “PXP RSUs”) that would be settled in shares of PXP common stock absent the merger (collectively, the “Stock-Settled PXP RSUs”) (except for certain PXP RSUs held by each of the PXP named executive officers identified below) will become fully vested and be converted into the right to receive, at the election of the holder, cash consideration or stock consideration, subject to proration. Certain PXP RSUs held by each of the named executive officers of PXP as of the date of the merger agreement will become fully vested and will be converted into the right to receive cash consideration or stock consideration, subject to the terms and conditions set forth in certain letter agreements among each such named executive officer, FCX and PXP, which are described in further detail below. Each PXP RSU that would be settled in cash absent the merger (collectively, the “Cash-Settled PXP RSUs”) will become fully vested in accordance with the terms of the applicable award agreement and be converted into the right to receive cash in an amount equal to the cash consideration.

Each stock appreciation right relating to shares of PXP common stock outstanding and unexercised as of the effective time of the merger will become fully vested and be converted into a stock appreciation right relating to shares of FCX common stock as described in the merger agreement.

Each compensatory equity award granted or issued by PXP after the date of the merger agreement and prior to the effective time of the merger will be converted into the same type of award covering shares of FCX common stock as described in the merger agreement, with the same terms and conditions as prior to the completion of the merger.

In Order To Make a Valid Election, You Must Properly Complete and Deliver the Form of Election

If you wish to elect the type of merger consideration you prefer to receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is also being mailed to PXP stockholders. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent at the address given in the materials, together with the certificates representing shares of PXP common stock (or a properly completed notice of guaranteed delivery) prior to the election deadline. The form of election also includes delivery instructions for shares held in book-entry form. You should NOT send your stock certificates with your proxy card.

The election deadline will be                 , 2013 or such other date as the parties agree. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive, and, consequently, may receive only cash, only FCX common stock or a combination of cash and FCX common stock in the merger. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Once you have tendered your PXP stock certificates to the exchange agent, you may not transfer your shares of PXP common stock represented by those stock certificates until the merger is completed, unless you revoke your election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

If you are a registered PXP stockholder and fail to submit a properly completed form of election, together with your PXP stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will be paid merger consideration in an amount per share that is equivalent in value to the amount paid per share to holders making elections, but you may be paid all in cash, all in FCX common stock, or in part cash and in part FCX common stock, depending on the remaining pool of cash and FCX common stock available for paying the merger consideration after honoring the cash elections and stock elections that other stockholders have made, and without regard to your preference.

The Merger Has Been Structured to Be Tax-Free to PXP Stockholders to the Extent They Receive FCX Common Stock

The exchange by U.S. holders of PXP common stock for FCX common stock has been structured to be generally tax-free for U.S. federal income tax purposes, except that:

•	U.S. holders of PXP common stock that receive both cash and FCX common stock generally will recognize gain, but not loss, to the extent of the cash received;

•	U.S. holders of PXP common stock that receive only cash generally will recognize gain or loss; and

•

U.S. holders of PXP common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of FCX common stock that such holders would otherwise be entitled to receive.

For further information, please refer to “Material United States Federal Income Tax Consequences of the Merger.”

The United States federal income tax consequences described above may not apply to all holders of PXP common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information

FCX common stock is quoted on the NYSE under the symbol “FCX.” PXP common stock is quoted on the NYSE under the symbol “PXP.” The following table shows the closing sale prices of FCX common stock and PXP common stock as reported on the NYSE on December 4, 2012, the last trading day before we announced the merger, and on February 6, 2013, the last practicable trading day prior to the date of this document. The table also presents the equivalent value of the merger consideration per share of PXP common stock on December 4, 2012 and February 6, 2013, calculated by multiplying the closing price of FCX common stock on those dates by 1.3062 and 1.3458, respectively, each representing the number of shares of FCX common stock that PXP stockholders electing to receive FCX common stock would receive in the merger for each share of PXP common stock, assuming that the average of the closing prices of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger was the closing price of FCX common stock on December 4, 2012 and February 6, 2013, respectively, and assuming no proration.

	FCX Common Stock	PXP Common Stock	Equivalent per Share Value
At December 4, 2012	$38.28	$36.05	$50.00
At February 6, 2013	36.09	48.33	48.57

The market price of FCX common stock and PXP common stock will fluctuate prior to the merger. You should obtain current stock price quotations for FCX common stock and PXP common stock.

Barclays Capital Inc. (“Barclays”) has Provided an Opinion to the PXP Board of Directors Regarding the Merger Consideration

PXP’s financial advisor, Barclays, has conducted financial analyses and delivered an opinion to the PXP board of directors that, as of the date of the merger agreement and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the consideration to be offered to PXP stockholders was fair to PXP stockholders. The full text of Barclays’ written opinion, dated as of December 5, 2012, is attached as Annex B to this document and is incorporated by reference herein in its entirety. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. PXP stockholders are encouraged to read the opinion and the description carefully and in their entirety. This summary and the description of the opinion are qualified in their entirety by reference to the full text of the opinion.

The PXP Board of Directors Recommends that PXP Stockholders Vote “FOR” Adoption of the Merger Agreement

The PXP board of directors believes that the merger is in the best interests of PXP and its stockholders and has unanimously approved the merger and the merger agreement. The PXP board of directors recommends that PXP stockholders vote “FOR” adoption of the merger agreement.

PXP’s Directors and Officers Have Financial Interests in the Merger That May Differ From Your Interests

In considering the information contained in this document, you should be aware that the executive officers and directors of PXP have financial interests in the merger that may be different from, or in addition to, the interests of other PXP stockholders. These additional interests of the executive officers and directors of PXP may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a stockholder.

For example, please be aware of the following interests:

•

PXP’s executive officers hold PXP RSUs, and PXP’s directors hold PXP RSUs and PXP Restricted Stock, that will vest as a result of the merger. The aggregate value of these PXP RSUs and shares of PXP Restricted Stock held by the executive officers, assuming that they remain employed through the completion of the merger, and the directors is estimated to be $168,952,386.

•

PXP has previously entered into employment agreements with each of Messrs. Flores, Bourgeois, Talbert and Wombwell. Under the terms of these employment agreements, as amended by letter agreements entered into with PXP and FCX in connection with the merger (as described below), each executive officer is entitled to receive certain severance pay and benefits in the event of certain qualifying terminations of employment, including cash severance pay, continued health insurance benefits, accelerated vesting of equity awards and, as discussed below, certain excise tax gross-up payments. If each executive officer experiences a qualifying termination of employment immediately after the merger, the aggregate value of all cash severance pay, continued health insurance benefits and accelerated vesting of equity awards to be received by the executive officers is estimated to be $205,951,005.

•

Each of Messrs. Flores, Bourgeois, Talbert and Wombwell is also entitled to receive certain excise tax gross-up payments under the terms of his employment agreement. The aggregate value of such excise tax gross-up payments to be received by the executive officers in connection with the merger is estimated to be $26,498,474, if the officers remain employed following the merger, and $46,363,821, if each executive officer experiences a qualifying termination of employment immediately after the merger.

•

In connection with the merger, each of Messrs. Flores, Bourgeois, Talbert and Wombwell entered into a letter agreement with PXP and FCX which generally provides that FCX will assume the current employment agreement between the executive and PXP, subject to the amendment and the executive’s waiver of certain provisions thereof and such other terms and conditions set forth in the letter agreement. In brief, the letter agreements provide that each executive officer will waive the right to resign and receive severance payments or benefits under his current employment agreement solely as a result of the merger or certain changes in position, duties or reporting relationships. In addition, Mr. Flores has agreed to take 100% stock consideration, and Messrs. Bourgeois, Talbert and Wombwell have agreed to take no less than 75% stock consideration, in settlement of certain Stock-Settled PXP RSUs that fully vest as a result of the merger. The shares of FCX common stock delivered in settlement of such Stock-Settled PXP RSUs will generally be subject to a holding requirement (subject to certain exceptions) from the closing date of the merger through the third anniversary thereof, which extends beyond the original vesting periods for some of these Stock-Settled PXP RSUs.

•	PXP’s directors, officers and employees are entitled to continued indemnification and insurance coverage under the merger agreement.

The PXP board of directors was aware of these interests and took them into account in its decision to approve the merger agreement. For information concerning these interests, please see the discussion under the caption “Proposal No. 1—The Merger—PXP’s Directors and Officers Have Financial Interests in the Merger.”

Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), holders of PXP common stock may have the right to obtain an appraisal of the fair value of their shares of PXP common stock in connection with the merger. To perfect appraisal rights, a PXP stockholder must not vote for the adoption of the merger agreement, must continue to hold their shares of common stock through the effective date of the merger and must strictly comply with all of the procedures required under Delaware law, including submitting a written demand for appraisal to PXP prior to the special meeting. Failure to strictly comply with Section 262 of the DGCL by a PXP stockholder may result in the loss or waiver of that stockholder’s appraisal rights. Because of the complexity of Delaware law relating to appraisal rights, if any PXP stockholder is considering exercising his, her or its appraisal rights, FCX and PXP encourage such PXP stockholder to seek the advice of his, her or its own legal counsel. A summary of the requirements under Delaware law to exercise appraisal rights is included in this document under “Proposal No. 1—The Merger—Appraisal Rights” and the text of Section 262 of the DGCL as in effect with respect to this transaction is included as Annex C to this document.

Conditions That Must Be Satisfied or Waived for the Merger to Occur

Currently, we expect to complete the merger in the second quarter of 2013. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by PXP stockholders, the receipt of all required regulatory approvals (including Merger Sub obtaining the necessary qualifications required by the Bureau of Ocean Energy Management and the Bureau of Safety and Environmental Enforcement to hold or operate oil and gas interests in the Gulf of Mexico), and the receipt of legal opinions by each company regarding the tax treatment of the merger. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by:

•	mutual written consent of FCX and PXP,

•

either FCX or PXP, if the merger is not completed on or prior to June 5, 2013 (the “End Date”), provided that if all conditions have been satisfied other than the conditions relating to clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), effectiveness of the S-4 or absence of injunctions, then the End Date may be extended by either FCX or PXP by notice to the other to a date not later than September 5, 2013, and provided further that the right to terminate is not available to a party if the failure of closing by the End Date results from a material breach by such party of any representation, warranty, covenant or other agreement and the non-terminating party files and pursues an action seeking specific performance,

•

either FCX or PXP, if a final and non-appealable injunction is entered prohibiting the closing, unless such injunction is due to the failure of the terminating party to perform any of its obligations under the agreement,

•	either FCX or PXP, if the PXP stockholders’ meeting (including any adjournments or postponements) has concluded and the requisite approval of PXP stockholders is not obtained,

•

PXP, if FCX breaches the merger agreement in a manner that would cause a condition to PXP’s obligation to close not to be satisfied and such breach is either not curable by the End Date or FCX fails to diligently attempt to cure such breach after receipt of written notice of such breach from PXP, provided PXP is not in material breach of the merger agreement,

•

FCX, if PXP breaches the merger agreement in a manner that would cause a condition to FCX’s obligation to close not to be satisfied and such breach is either not curable by the End Date or PXP fails to diligently attempt to cure such breach after receipt of written notice of such breach from FCX, provided FCX is not in material breach of the merger agreement, and

•

FCX, prior to adoption of the merger agreement by stockholders of PXP, in the event that either (i) the PXP board of the directors changes its recommendation to stockholders to adopt the merger agreement or (ii) PXP materially breaches any of its non-solicitation obligations in the merger agreement.

If the merger agreement is terminated, there will be no liability on the part of FCX or PXP, except that (1) both FCX and PXP will remain liable for any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in the merger agreement occurring prior to termination or as provided for in the Confidentiality Agreement between PXP and FCX and (2) PXP may be required to pay FCX a termination fee and/or reimburse certain expenses of FCX.

Termination Fee

If the merger agreement is terminated:

•	by either FCX or PXP because the PXP stockholders’ meeting was concluded and the PXP stockholder approval was not obtained, or

•	by FCX because the PXP board of directors changes its recommendation to stockholders due to an intervening event other than an alternative takeover proposal, then

PXP will pay FCX up to $69,000,000 in respect of its expenses within two business days of such termination.

If the merger agreement is terminated by FCX because PXP changes its recommendation to stockholders due to an alternative takeover proposal or materially breaches its non-solicitation obligations in the merger agreement, then PXP will pay FCX a termination fee of $207,000,000 (less any amounts previously paid in respect of expenses).

If the merger agreement is terminated by PXP because the merger has not closed by the End Date and at the time of termination (1) the PXP stockholders’ meeting has concluded and the PXP stockholder approval was not obtained, and (2) FCX would have been permitted to terminate the merger agreement because the PXP board of directors has changed its recommendation to stockholders due to an alternative takeover proposal or has materially breached its non-solicitation obligations, then PXP will pay FCX a termination fee of $207,000,000 (less any amounts previously paid in respect of expenses).

If the merger agreement is terminated:

•	by FCX or PXP because the merger has not closed by the End Date,

•	by FCX or PXP because the PXP stockholders’ meeting has concluded and the requisite stockholder approval was not obtained, or

•	by FCX because of PXP’s uncured material breach of the merger agreement,

and, in each case, (i) a “company takeover proposal” (as defined in the description of the non-solicitation provisions herein, except that for purposes of the termination fee provisions references to 15% are changed to references to 50%) is publicly announced and not withdrawn at least 15 business days prior to the PXP stockholders’ meeting AND (ii) at any time on or prior to the twelve month anniversary of such termination PXP enters into a definitive agreement with respect to or completes the transaction contemplated by any company takeover proposal, then PXP will pay FCX up to $69,000,000 in respect of expenses (less any amounts previously paid in respect of expenses) within two business days of such termination and a termination fee of $207,000,000 (less any amounts paid in respect of expenses) upon the earlier of entering into such definitive agreement or completing such company takeover proposal.

Regulatory Approvals Required for the Merger

PXP and FCX have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval (or a waiver from the application requirement) from the Bureau of Ocean Energy Management, the Bureau of Safety and Environmental Enforcement, the Federal Trade Commission and the Antitrust Division of the Department of Justice, as well as various other federal and regulatory authorities. FCX and PXP have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. On December 26, 2012, the Federal Trade Commission granted early termination of the waiting period with respect to the merger.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

The Rights of PXP Stockholders who Receive the Stock Consideration will be Governed by the FCX Certificate of Incorporation and Bylaws after the Merger

The rights of PXP stockholders will change as a result of the merger due to differences in FCX’s and PXP’s governing documents. This document contains a description of stockholder rights under each of the FCX and PXP governing documents and describes the material difference between them.

PXP will Hold its Special Meeting on                  , 2013

The special meeting will be held at                 , at                 , local time, on                 , 2013. At the special meeting, PXP stockholders will be asked to:

•	adopt the merger agreement;

•	consider and cast an advisory (non-binding) vote on the specified compensation that may be received by PXP’s named executive officers in connection with the merger;

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement; and

•	to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Record Date. Only holders of record of PXP common stock at the close of business on                 , 2013 will be entitled to vote at the special meeting. Each share of PXP common stock is entitled to one vote. As of the record date of                 , 2013, there were approximately             shares of PXP common stock entitled to vote at the special meeting.

Required Vote. The affirmative vote of holders of a majority of the outstanding shares of PXP’s common stock entitled to vote as of the record date is required to adopt the merger agreement. The affirmative vote of holders of a majority of the shares of PXP’s common stock present at the meeting, in person or by proxy, and entitled to vote is required to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement. Abstentions and any broker non-votes will have the same effect as a vote cast against such proposals.

A majority of the votes cast is required to approve, on an advisory (non-binding) basis, the specified compensation that may be received by PXP’s named executive officers in connection with the merger. The vote to approve the specified compensation is not a condition to the completion of the merger, and the vote of PXP’s stockholders on the proposal is advisory in nature and will not be binding on FCX or PXP. Accordingly, regardless of the outcome of the advisory vote, if the merger is approved and completed, specified compensation may be paid. Abstentions and any broker non-votes will not be counted “for” or “against” a proposal and, accordingly, will not have an effect on the outcome of the advisory vote.

As of the record date, directors and executive officers of PXP and its affiliates had the right to vote approximately             shares of PXP common stock, or         % of the outstanding PXP common stock entitled to be voted at the special meeting.

Litigation Relating to the Merger

Following the announcement of the merger on December 5, 2012, sixteen putative class and derivative actions challenging the transaction were filed by purported PXP and FCX stockholders. Three putative class actions were filed on behalf of PXP stockholders in the Court of Chancery of the State of Delaware. The Delaware class actions have been consolidated into a single action. The action names as defendants PXP, PXP’s directors, FCX, and an FCX subsidiary. The action alleges that PXP’s directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders and failed to maximize stockholder value with respect to the merger, and that FCX and an FCX subsidiary aided and abetted the purported breach of fiduciary duties by PXP’s directors. The action seeks as relief an injunction barring or rescinding the merger, damages, and attorneys’ fees and costs.

Thirteen derivative actions challenging both the merger and the MMR merger were filed on behalf of FCX by purported FCX stockholders in the Court of Chancery of the State of Delaware and in the Superior Court of the State of Arizona, County of Maricopa. The Delaware derivative actions have been consolidated into a single action and certain of the Arizona actions have been consolidated. The actions name some or all of the following as defendants: the directors and certain officers of FCX, two FCX subsidiaries, PXP and certain of its directors, and MMR and certain of its directors. The actions allege that the FCX directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders in approving the merger and the MMR merger. The complaints also allege that some or all of the following parties aided and abetted the wrongful acts allegedly committed by the directors and certain officers of FCX board: two FCX subsidiaries, PXP and certain of its directors, and MMR and certain of its directors. The actions seek as relief, among other things, an injunction barring or rescinding both the merger and the MMR merger transactions and requiring submission of the proposed merger and MMR merger to a vote of FCX stockholders, damages, and attorneys’ fees and costs.

In addition, ten putative class actions challenging the MMR merger were filed on behalf of MMR stockholders in the Court of Chancery of the State of Delaware and in the Civil District Court for the Parish of Orleans of the State of Louisiana. The Delaware actions have been consolidated into a single action. The actions allege that MMR’s directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders and failed to maximize stockholder value with respect to the MMR merger, and that PXP, FCX, or both, aided and abetted the breach of fiduciary duty by MMR’s directors. The Delaware action also asserts claims derivatively on behalf of MMR. The actions seek, among other things, injunctive relief barring or rescinding the MMR merger, damages, and attorneys’ fees and costs. The PXP and FCX defendants believe the lawsuits are without merit and intend to defend vigorously against them.

Information about the Companies

Freeport-McMoRan Copper & Gold Inc.

FCX is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world’s largest producer of molybdenum. The company’s portfolio of assets includes the Grasberg minerals district in Indonesia, the world’s largest copper and gold mine in terms of recoverable reserves, significant mining operations in the Americas, including the large scale Morenci minerals district in North America and the Cerro Verde and El Abra operations in South America, and the highly prospective Tenke Fungurume minerals district in the Democratic Republic of Congo. At December 31, 2011, consolidated recoverable proven and probable reserves included 119.7 billion pounds of copper, 33.9 million ounces of gold and 3.42 billion pounds of molybdenum. FCX’s global workforce includes approximately 31,800 employees. FCX’s stock trades on the NYSE under the ticker symbol “FCX”. As of September 30, 2012, FCX had total consolidated assets of approximately $34.5 billion and total consolidated equity of approximately $20.7 billion. The principal executive offices of FCX are located at 333 North Central Avenue, Phoenix, AZ 85004-2189, and its telephone number is (602) 366-8100.

Plains Exploration & Production Company

PXP is an independent energy company engaged in the upstream oil and gas business. The upstream business acquires, develops, explores for and produces oil and gas. PXP’s upstream activities are located in the United States. PXP owns oil and gas properties with principal operations in:

•	Onshore California;

•	Offshore California;

•	the Gulf Coast Region;

•	the Gulf of Mexico; and

•	the Rocky Mountains.

As of December 31, 2011, after giving effect to PXP’s acquisition of oil and gas interests in the Gulf of Mexico from BP Exploration & Production Inc. and BP America Production Company and Shell Offshore Inc.,

PXP’s pro forma proved reserves would have been 564.6 million barrels of oil equivalent, of which 66% would have been comprised of oil and 57% would have been proved developed. PXP common stock trades on the NYSE under the symbol “PXP.” PXP’s principal executive offices are located at 700 Milam, Suite 3100, Houston, Texas 77002, and its telephone number is (713) 579-6000.

Executive Officers and Directors

Certain executive officers and directors of each of FCX and PXP serve as executive officers and/or directors of MMR, as set forth below.

Name	FCX	PXP	MMR
James R. Moffett	Director and Chairman of the Board	—	Co-Chairman of the Board, President and Chief Executive Officer

Richard C. Adkerson	President, Chief Executive Officer and Director	—	Co-Chairman of the Board

Robert A. Day	Director	—	Director

Gerald J. Ford	Director	—	Director

H. Devon Graham, Jr.	Director	—	Director

B.M. Rankin, Jr.	Director and Vice Chairman	—	Director and Vice Chairman

Kathleen L. Quirk	Executive Vice President, Chief Financial Officer and Treasurer	—	Senior Vice President and Treasurer

James C. Flores	—	Chairman of the Board, President and Chief Executive Officer	Director

John F. Wombwell	—	Executive Vice President, General Counsel and Secretary	Director

In addition, each of FCX and PXP own shares of MMR’s outstanding capital stock, as set forth below as of January 31, 2013.

	Capital Stock of MMR Beneficially Owned	Shares of MMR Common Stock Issuable Upon Conversion of Convertible Securities	Percentage of Outstanding Common Stock of MMR Beneficially Owned
FCX	500,000 shares of MMR 5.75% Convertible Perpetual Preferred Stock, Series 2	31,250,000	16.1%(1)
PXP	51,000,000 shares of MMR common stock	—	31.3%

(1)	Assumes all shares of MMR convertible preferred stock held by FCX are converted into MMR common stock.

FREEPORT-McMoRan COPPER & GOLD INC.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected historical consolidated financial data is derived from FCX’s audited consolidated financial statements for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and from FCX’s unaudited consolidated financial statements for the nine months ended September 30, 2012 and 2011. These historical results are not necessarily indicative of results that you can expect for any future period. You should read this data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and FCX’s consolidated financial statements and notes thereto contained in FCX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, each of which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	As of or for the nine months ended September 30,				As of or for the years ended December 31,
	2012		2011		2011		2010		2009		2008		2007 (a)
	(unaudited)								(audited)
	(In Millions, Except Per Share Amounts)
FCX CONSOLIDATED FINANCIAL DATA
Revenues	$13,497		$16,718		$20,880		$18,982		$15,040		$17,796		$16,939	(b)
Operating income (loss)	4,456		7,843		9,140	(c)	9,068		6,503	(d),(e)	(12,710	)(d),(e),(f)	6,555	(b),(f)
Income (loss) from continuing operations	3,035		4,881		5,747		5,544		3,534		(10,450)		3,733
Net income (loss)	3,035		4,881		5,747		5,544		3,534		(10,450)		3,779
Net income (loss) attributable to FCX common stockholders	2,298	(g),(h)	3,920	(g),(h)	4,560	(c),(g),(h)	4,273	(h)	2,527	(d),(e),(h)	(11,341	)(d),(e),(f),(h)	2,769	(b),(f),(h)
Basic net income (loss) per share attributable to FCX common stockholders:
Continuing operations	$2.42		$4.14		$4.81		$4.67		$3.05		$(14.86)		$4.01	(j)
Discontinued operations	—		—		—		—		—		—		0.05	(j)

Basic net income (loss)	$2.42		$4.14		$4.81		$4.67		$3.05		$(14.86)		$4.06	(j)

Basic weighted-average common shares outstanding	949		947		947		915		829		763		682	(j)
Diluted net income (loss) per share attributable to FCX common stockholders:
Continuing operations	$2.41		$4.10		$4.78		$4.57		$2.93		$(14.86)		$3.70	(j)
Discontinued operations	—		—		—		—		—		—		0.05	(j)

Diluted net income (loss)	$2.41	(g),(h)	$4.10	(g),(h)	$4.78	(c),(g),(h)	$4.57	(h)	$2.93	(d),(e),(h)	$(14.86	)(d),(e),(f),(h)	$3.75	(b),(f),(h),(j)

Diluted weighted-average common shares outstanding	953		955		955		949		938		763		794	(j)
Dividends declared per share of common stock	$0.9375		$1.25		$1.50		$1.125		$0.075		$0.6875		$0.6875	(j)
Cash and cash equivalents	$3,727				$4,822		$3,738		$2,656		$872		$1,626
Property, plant, equipment and development costs, net	20,294				18,449		16,785		16,195		16,002		25,715
Goodwill	—				—		—		—		—		6,105
Total assets	34,517				32,070		29,386		25,996		23,353		40,661
Total debt, including current portion	3,523				3,537		4,755		6,346		7,351		7,211
Total FCX stockholders’ equity	17,139				15,642		12,504		9,119		5,773		18,234

(a)	Includes the results of Freeport-McMoRan Corporation (“FMC”), formerly Phelps Dodge Corporation beginning March 20, 2007.

(b)	Includes charges totaling $175 million ($106 million to net income attributable to common stockholders or $0.13 per share) for mark-to-market accounting adjustments on the 2007 copper price protection program assumed in the acquisition of FMC.
(c)	Includes charges totaling $116 million ($50 million to net income attributable to common stock, or $0.05 per share) primarily associated with bonuses for new labor agreements and other employee costs at PT Freeport Indonesia, Cerro Verde and El Abra.
(d)	Includes charges totaling $23 million ($18 million to net income attributable to common stockholders or $0.02 per share) associated with restructuring charges in 2009 and $17.0 billion ($12.7 billion to net loss attributable to common stockholders or $16.60 per share) associated with impairment and restructuring charges in 2008.
(e)	Includes charges for lower of cost or market inventory adjustments totaling $19 million ($15 million to net income attributable to common stockholders or $0.02 per share) in 2009 and $782 million ($479 million to net loss attributable to common stockholders or $0.63 per share) in 2008.
(f)	Includes purchase accounting impacts related to the acquisition of FMC totaling $1.0 billion ($622 million to net loss attributable to common stockholders or $0.82 per share) in 2008 and $1.3 billion ($793 million to net income attributable to common stockholders or $1.00 per share) in 2007.
(g)	Includes a net tax credit associated with adjustments to Cerro Verde’s deferred income taxes totaling $100 million, net of noncontrolling interests ($0.11 per share) for the first nine months of 2012. Also includes additional taxes associated with Cerro Verde’s election to pay a special mining burden during the remaining term of its current stability agreement totaling $50 million, net of noncontrolling interests ($0.05 per share) for the first nine months of 2011 and $49 million, net of noncontrolling interests ($0.05 per share) for the year 2011.
(h)

Includes net losses on early extinguishment and conversion of debt totaling $149 million ($0.16 per share) for the first nine months of 2012, $60 million ($0.06 per share) for the first nine months of 2011, $60 million ($0.06 per share) in 2011, $71 million ($0.07 per share) in 2010, $43 million ($0.04 per share) in 2009, $5 million ($0.01 per share) in 2008, and $132 million ($0.17 per share) in 2007; 2008 also includes charges totaling $22 million ($0.03 per share) associated with privately negotiated transactions to induce conversion of a portion of FCX’s 5 1/2% Convertible Perpetual Preferred Stock into FCX common stock.

(j)	Amounts have been adjusted to reflect the February 1, 2011, two-for-one stock split and are unaudited.

FREEPORT-McMoRan COPPER & GOLD INC.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA (CONTINUED)

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009	2008	2007 (a)
	(unaudited)		(unaudited)
FCX CONSOLIDATED MINING OPERATING DATA
Copper (recoverable)
Production (millions of pounds)	2,658	2,868	3,691	3,908	4,103	4,030	3,884
Production (thousands of metric tons)	1,206	1,301	1,674	1,773	1,861	1,828	1,762
Sales, excluding purchases (millions of pounds)	2,676	2,875	3,698	3,896	4,111	4,066	3,862
Sales, excluding purchases (thousands of metric tons)	1,214	1,304	1,678	1,767	1,865	1,844	1,752
Average realized price per pound	$3.63	$3.94	$3.86	$3.59	$2.60	$2.69	$3.22	(b)
Gold (thousands of recoverable ounces)
Production	707	1,202	1,383	1,886	2,664	1,291	2,329
Sales, excluding purchases	756	1,245	1,378	1,863	2,639	1,314	2,320
Average realized price per ounce	$1,666	$1,565	$1,583	$1,271	$993	$861	$682
Molybdenum (millions of recoverable pounds)
Production	61	65	83	72	54	73	70
Sales, excluding purchases	62	60	79	67	58	71	69
Average realized price per pound	$14.79	$17.57	$16.98	$16.47	$12.36	$30.55	$25.87
NORTH AMERICA COPPER MINES
Operating Data, Net of Joint Venture Interest
Copper (recoverable)
Production (millions of pounds)	1,005	917	1,258	1,067	1,147	1,430	1,320
Production (thousands of metric tons)	456	416	571	484	520	649	599
Sales, excluding purchases (millions of pounds)	1,030	914	1,247	1,085	1,187	1,434	1,332
Sales, excluding purchases (thousands of metric tons)	467	415	566	492	538	650	604
Average realized price per pound	$3.66	$4.19	$3.99	$3.42	$2.38	$3.07	$3.10	(b)
Molybdenum (millions of recoverable pounds)
Production	27	27	35	25	25	30	30
100% Operating Data
Solution extraction/electrowinning (SX/EW) operations
Leach ore placed in stockpiles (metric tons per day)	967,700	841,700	888,300	648,800	589,400	1,095,200	798,200
Average copper ore grade (percent)	0.22	0.25	0.24	0.24	0.29	0.22	0.23
Copper production (millions of recoverable pounds)	639	582	801	746	859	943	940
Mill operations
Ore milled (metric tons per day)	235,700	220,100	222,800	189,200	169,900	249,600	223,800
Average ore grade (percent):
Copper	0.37	0.37	0.38	0.32	0.33	0.40	0.35
Molybdenum	0.03	0.03	0.03	0.03	0.02	0.02	0.02
Copper recovery rate (percent)	83.5	83.5	83.1	83.0	86.0	82.9	84.5
Production (millions of recoverable pounds):
Copper	436	404	549	398	364	599	501
Molybdenum	27	27	35	25	25	30	30

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009	2008	2007 (a)
	(unaudited)		(unaudited)
SOUTH AMERICA MINING
Copper (recoverable)
Production (millions of pounds)	908	969	1,306	1,354	1,390	1,506	1,413
Production (thousands of metric tons)	412	440	592	614	631	683	641
Sales (millions of pounds)	895	965	1,322	1,335	1,394	1,521	1,399
Sales (thousands of metric tons)	406	438	600	606	632	690	635
Average realized price per pound	$3.63	$3.82	$3.77	$3.68	$2.70	$2.57	$3.25
Gold (thousands of recoverable ounces)
Production	57	73	101	93	92	114	116
Sales	56	72	101	93	90	116	114
Average realized price per ounce	$1,678	$1,556	$1,580	$1,263	$982	$853	$683
Molybdenum (millions of recoverable pounds)
Production	6	8	10	7	2	3	1
SX/EW operations
Leach ore placed in stockpiles (metric tons per day)	229,100	249,500	245,200	268,800	258,200	279,700	289,100
Average copper ore grade (percent)	0.55	0.48	0.50	0.41	0.45	0.45	0.43
Copper production (millions of recoverable pounds)	346	314	439	504	565	560	569
Mill operations
Ore milled (metric tons per day)	190,000	192,300	189,200	188,800	181,300	181,400	167,900
Average ore grade:
Copper (percent)	0.58	0.66	0.66	0.65	0.66	0.75	0.74
Gold (grams per metric ton)	0.09	0.12	0.12	0.10	0.10	0.13	0.13
Molybdenum (percent)	0.02	0.02	0.02	0.02	0.02	0.02	0.02
Copper recovery rate (percent)	89.5	90.0	89.6	90.0	88.9	89.2	87.1
Production (recoverable):
Copper (millions of pounds)	562	655	867	850	825	946	844
Gold (thousands of ounces)	57	73	101	93	92	114	116
Molybdenum (millions of pounds)	6	8	10	7	2	3	1
INDONESIA MINING
Operating Data, Net of Joint Venture Interest
Copper (recoverable)
Production (millions of pounds)	495	778	846	1,222	1,412	1,094	1,151
Production (thousands of metric tons)	225	353	384	554	640	496	522
Sales (millions of pounds)	512	796	846	1,214	1,400	1,111	1,131
Sales (thousands of metric tons)	232	361	384	551	635	504	513
Average realized price per pound	$3.64	$3.82	$3.85	$3.69	$2.65	$2.36	$3.32
Gold (thousands of recoverable ounces)
Production	641	1,123	1,272	1,786	2,568	1,163	2,198
Sales	691	1,168	1,270	1,765	2,543	1,182	2,185
Average realized price per ounce	$1,665	$1,565	$1,583	$1,271	$994	$861	$681
100% Operating Data
Ore milled (metric tons per day)	160,400	197,900	166,100	230,200	238,300	192,900	212,600
Average ore grade:
Copper (percent)	0.61	0.80	0.79	0.85	0.98	0.83	0.82
Gold (grams per metric ton)	0.60	0.92	0.93	0.90	1.30	0.66	1.24
Recovery rates (percent):
Copper	88.6	88.2	88.3	88.9	90.6	90.1	90.5
Gold	76.7	81.3	81.2	81.7	83.7	79.9	86.2
Production (recoverable):
Copper (millions of pounds)	495	803	882	1,330	1,641	1,109	1,211
Gold (thousands of ounces)	641	1,261	1,444	1,964	2,984	1,163	2,608

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009	2008	2007 (a)
	(unaudited)		(unaudited)
AFRICA MINING(c)
Copper (recoverable)
Production (millions of pounds)	250	204	281	265	154	N/A	N/A
Production (thousands of metric tons)	113	93	127	120	70	N/A	N/A
Sales (millions of pounds)	239	200	283	262	130	N/A	N/A
Sales (thousands of metric tons)	108	91	128	119	59	N/A	N/A
Average realized price per pound	$3.54	$3.89	$3.74	$3.45	$2.85	N/A	N/A
Cobalt (millions of contained pounds)
Production	20	18	25	20	N/A	N/A	N/A
Sales	19	19	25	20	N/A	N/A	N/A
Average realized price per pound	$8.36	$10.71	$9.99	$10.95	N/A	N/A	N/A
Ore milled (metric tons per day)	12,900	10,800	11,100	10,300	7,300	N/A	N/A
Average ore grade (percent):
Copper	3.56	3.42	3.41	3.51	3.69	N/A	N/A
Cobalt	0.37	0.40	0.40	0.40	N/A	N/A	N/A
Copper recovery rate (percent)	91.6	92.0	92.5	91.4	92.1	N/A	N/A
MOLYBDENUM OPERATIONS
Molybdenum sales, excluding purchases (millions of pounds)(d)	62	60	79	67	58	71	69
Average realized price per pound	$14.79	$17.57	$16.98	$16.47	$12.36	$30.55	$25.87
Henderson molybdenum mine
Ore milled (metric tons per day)	21,100	23,300	22,300	22,900	14,900	24,100	24,000
Average molybdenum ore grade (percent)	0.23	0.24	0.24	0.25	0.25	0.23	0.23
Molybdenum production (millions of recoverable pounds)	26	30	38	40	27	40	39

(a)	For comparative purposes, operating data for the year ended December 31, 2007 combines FCX’s historical data with FMC’s pre-acquisition data (i.e., January 1, 2007, through March 19, 2007). As the pre-acquisition data represents the results of these operations under FMC management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.
(b)	Before charges for hedging losses related to FMC’s copper price protection programs, amounts were $3.27 per pound (FCX consolidated) and $3.25 per pound (North America copper mines).
(c)	Results for 2009 represent mining operations that began production in March 2009.
(d)	Includes sales of molybdenum produced at FCX’s North and South America copper mines.

Ratio of Earnings to Fixed Charges

For FCX’s ratio of earnings to fixed charges calculation, earnings consist of income (loss) from continuing operations before income taxes, noncontrolling interests in consolidated subsidiaries, equity in affiliated companies’ net earnings, cumulative effect of accounting changes and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest. For ratio of earnings to fixed charges and preferred stock dividends calculation, FCX assumed that its preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. FCX computed pre-tax earnings using the effective tax rate for each year. FCX’s ratio of earnings to fixed charges was as follows for the periods presented:

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009	2008		2007
Ratio of earnings to fixed charges	19.0x	22.9x	20.7x	16.3x	9.3x	—	(a)	9.9x
Ratio of earnings to fixed charges and preferred stock dividends	19.0x	22.9x	20.7x	13.9x	6.1x	—	(b)	6.6x

(a)	As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.4 billion to achieve coverage of 1:1 in 2008.
(b)	As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.8 billion to achieve coverage of 1:1 in 2008.

PLAINS EXPLORATION & PRODUCTION COMPANY

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected historical consolidated financial data is derived from PXP’s audited consolidated financial statements for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and from PXP’s unaudited consolidated financial statements for the nine months ended September 30, 2012 and 2011. This information is not necessarily indicative of future results. You should read this data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and PXP’s consolidated financial statements and notes thereto included in PXP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, each of which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011(1)	2010(2)	2009	2008(3)	2007(4)
	(unaudited)		(audited)
	(In Thousands, Except Per Share Amounts)
Income Statement Data
Revenues	$1,696,103	$1,446,947	$1,964,488	$1,544,595	$1,187,130	$2,403,471	$1,272,840

Costs and Expenses:
Production costs	441,068	398,133	558,975	451,902	423,967	626,428	413,122
General and administrative	109,281	94,964	134,044	136,437	144,586	153,306	124,006
Depreciation, depletion, amortization and accretion	710,277	466,072	681,655	551,118	421,580	621,484	316,078
Impairment of oil and gas properties(5)	—	—	—	59,475	—	3,629,666	—
Legal recovery	—	—	—	(8,423)	(87,272)	—	—
Other operating (income) expense	(3,142)	(657)	(735)	(4,130)	2,136	—	—

	1,257,484	958,512	1,373,939	1,186,379	904,997	5,030,884	853,206

Income (Loss) from Operations	438,619	488,435	590,549	358,216	282,133	(2,627,413)	419,634
Other Income (Expense):
Gain on sale of assets(6)	—	—	—	—	—	65,689	—
Interest expense	(157,404)	(113,141)	(161,316)	(106,713)	(73,811)	(116,991)	(68,908)
Debt extinguishment costs(7)	(5,167)	—	(120,954)	(1,189)	(12,093)	(18,256)	—
Gain (loss) on mark-to-market derivative contracts(8)	12,573	93,467	81,981	(60,695)	(7,017)	1,555,917	(88,549)
Loss on investment measured at fair value(9)	(92,301)	(284,929)	(52,675)	(1,551)	—	—	—
Other income (expense)	440	2,949	3,356	15,942	27,968	(12,575)	6,322

Income (Loss) Before Income Taxes	196,760	186,781	340,941	204,010	217,180	(1,153,629)	268,499
Income tax benefit (expense)
Current	2,535	25,959	25,952	93,090	(45,091)	(230,815)	4,677
Deferred	(84,297)	(105,165)	(160,214)	(193,835)	(35,784)	675,350	(114,425)

Net Income (Loss)	114,998	$107,575	206,679	$103,265	$136,305	$(709,094)	$158,751

Net income attributable to noncontrolling interest in the form of preferred stock of subsidiary	(27,206)		(1,400)

Net Income (Loss) Attributable to Common Stockholders	$87,792		$205,279

	Nine months ended September 30,		Years ended December 31,
	2012	2011	2011(1)	2010(2)	2009	2008(3)	2007(4)
	(unaudited)		(audited)
	(In Thousands, Except Per Share Amounts)
Earnings (Loss) per Common Share
Basic	$0.68	$0.76	$1.45	$0.74	$1.10	$(6.52)	$2.02
Diluted	$0.67	$0.75	$1.44	$0.73	$1.09	$(6.52)	$1.99
Weighted Average Common Shares Outstanding
Basic	129,806	141,500	141,227	140,438	124,405	108,828	78,627
Diluted	131,774	143,351	142,999	141,897	125,288	108,828	79,808
Cash Flow Data
Net cash provided by operating activities	$1,046,577	$922,650	$1,110,755	$912,470	$499,046	$1,371,409	$588,112
Net cash used in investing activities	(1,881,149)	(1,341,309)	(1,154,591)	(1,575,308)	(1,280,399)	(227,790)	(2,243,137)
Net cash provided by (used in) financing activities	632,492	423,689	456,500	667,413	471,337	(857,190)	1,679,572

	As of September 30,	As of December 31,
	2012	2011(1)	2010(2)	2009	2008(3)	2007(4)
	(unaudited)	(audited)
	(In Thousands)
Balance Sheet Data
Assets
Cash and cash equivalents	$217,018	$419,098	$6,434	$1,859	$311,875	$25,446
Other current assets	1,070,589	1,022,279	396,453	304,776	1,164,566	649,474
Property and equipment, net	8,479,727	7,725,295	7,220,752	6,832,722	4,513,396	8,377,227
Goodwill	535,140	535,140	535,144	535,237	535,265	536,822
Investment(9)	—	—	664,346	—	—	—
Other assets	672,321	89,660	71,808	60,137	586,813	104,382

	$10,974,795	$9,791,472	$8,894,937	$7,734,731	$7,111,915	$9,693,351

Liabilities and Equity
Current liabilities	$778,544	$626,186	$533,689	$682,551	$993,645	$818,046
Long-term debt	4,516,571	3,760,952	3,344,717	2,649,689	2,805,000	3,305,000
Other long-term liabilities	263,762	247,205	278,516	269,762	191,534	272,627
Deferred income taxes	1,691,473	1,461,897	1,355,050	933,748	744,456	1,959,431
Stockholders’ equity	3,286,893	3,264,636	3,382,965	3,198,981	2,377,280	3,338,247
Noncontrolling interest Preferred stock of subsidiary	437,552	430,596	—	—	—	—

	$10,974,795	$9,791,472	$8,894,937	$7,734,731	$7,111,915	$9,693,351

(1)	Reflects the December 2011 divestiture of interests in PXP’s Texas Panhandle and South Texas conventional natural gas properties.
(2)	Reflects the December 2010 divestiture of PXP’s interest in all of its Gulf of Mexico leasehold located in less than 500 feet of water and the acquisition of the oil and gas properties in the Eagle Ford Shale oil and gas condensate windows during the fourth quarter of 2010.
(3)	Reflects the February 2008 divestiture of 50% of PXP’s working interest in the Permian and Piceance Basins and all of its working interests in the San Juan Basin and Barnett Shale, the April 2008 acquisition of the South Texas properties and the December 2008 divestiture of its remaining interests in the Permian and Piceance Basins.

(4)	Reflects the acquisition of Pogo Producing Company effective November 6, 2007 and the Piceance Basin properties effective May 31, 2007.
(5)	During 2010, the costs related to PXP’s Vietnam oil and gas properties not subject to amortization were transferred to its Vietnam full cost pool where they were subject to the ceiling limitation. Because PXP’s Vietnam full cost pool had no associated proved oil and gas reserves, PXP recorded a non-cash pre-tax impairment charge of $59.5 million. At December 31, 2008, PXP’s capitalized costs of oil and gas properties exceeded the full cost ceiling and PXP recorded an impairment of oil and gas properties.
(6)	Represents the gain on the sale of PXP’s investment in Collbran Valley Gas Gathering, LLC.
(7)	In December 2011, PXP recognized $121.0 million of debt extinguishment costs, including $30.9 million in unamortized debt issue costs and original issue discount, in connection with its debt retirement transactions.
(8)	The derivative instruments PXP has in place are not classified as hedges for accounting purposes. Consequently, these derivative contracts are marked-to-market each quarter with fair value gains and losses, both realized and unrealized, recognized currently as a gain or loss on mark-to-market derivative contracts on the income statement.
(9)	PXP’s investment is measured at fair value with gains and losses recognized on the income statement. PXP’s investment was classified as a current asset at December 31, 2011.

PLAINS EXPLORATION & PRODUCTION COMPANY

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA (CONTINUED)

	Nine months ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008		2007
	(unaudited)		(unaudited)
Estimated net proved reserves (at end of period)
Oil (MBbl)			244,030	223,268	214,030	177,707		436,533
Gas (MMcf)			1,001,311	1,157,070	873,108	686,357		1,519,976
Total (MBOE)			410,915	416,113	359,548	292,100		689,862
Percent oil			59%	54%	60%	61%		63%
Percent proved developed			55%	57%	64%	72%		51%
Standardized measure ($/thousands)			$5,134,181	$3,093,135	$2,224,839	$1,136,374		$7,623,323
Net reserve additions (including revisions (MBOE)			81,005	98,518	98,039	(156,884	)(1)	361,212
Reserve life (years)			12.2	13.0	11.2	9.9		18.0
Sales:
Oil and liquids (MBbl)	15,805	13,064	17,872	16,769	17,560	20,294		18,124
Gas (MMcf)	65,103	80,139	109,469	93,093	75,826	77,031		27,010
Total (MBOE)	26,656	26,420	36,117	32,285	30,198	33,133		22,625
Average sales price per unit before derivative transactions
Oil and liquids ($/Bbl)	$96.64	$84.98	$85.53	$68.14	$51.43	$87.05		$61.60
Gas ($/Mcf)	2.49	4.14	3.91	4.29	3.72	8.05		5.68
$/BOE	63.38	54.57	54.18	47.77	39.25	72.03		56.12
Production expenses ($/BOE) (2)	16.55	15.07	15.47	14.00	14.03	18.91		18.25
Estimated net probable reserves (at end of period) (3):
Oil (MBbl)			109,526
Gas (MMcf)			1,095,560
Total (MBOE)			292,119

(1)	Includes 204 MMBOE of negative revisions due to significantly lower average year-end realized prices for oil and gas, the widening of differentials impacting PXP’s California properties and development and production costs, which were reflective of the high commodity price environment during the first nine months of 2008. Average year-end realized prices were $31.75 per Bbl and $5.50 per Mcf at December 31, 2008.
(2)	Includes ad valorem and production taxes of $1.44, $2.84, $1.28, $0.91 and $1.53 per BOE for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively, and $1.48 and $1.98 per BOE for the nine months ended September 30, 2011 and 2012, respectively.
(3)	PXP began reporting probable reserves in 2011. Probable reserves are additional reserves that are less certain to be recovered than proved reserves, but which, together with proved reserves, are as likely as not to be recovered. In addition to the uncertainties inherent in estimating quantities and values of proved reserves, probable reserves may be assigned to areas where data control or interpretations of available data are less certain and are structurally higher than proved reserves if they are adjacent to the proved reservoirs.

PLAINS EXPLORATION & PRODUCTION COMPANY SELECTED UNAUDITED PRO FORMA RESERVE DATA

The following table presents selected unaudited pro forma information regarding PXP’s proved reserves as of December 31, 2011, giving effect to PXP’s acquisition of oil and gas interests (the “GOM Properties”) in the Gulf of Mexico from BP Exploration & Production Inc. and BP America Production Company and Shell Offshore Inc. (the “GOM Acquisition”) as if they were acquired on January 1, 2011. The reserve disclosures are based on reserve studies prepared as of December 31, 2011, in accordance with the guidelines established by the Securities and Exchange Commission (the “SEC”). There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the amount and timing of development expenditures, including many factors beyond the property owner’s control. The following reserve data represents estimates only and should not be construed as being precise. The assumptions used in preparing these estimates may not be realized, causing the quantities of oil and gas that are ultimately recovered, the timing of the recovery of oil and gas reserves, the production and operating costs incurred and the amount and timing of future development expenditures to vary from the estimates presented herein. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.

These estimates were calculated using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials. Any significant price changes will have a material effect on the quantity and present value of the reserves shown below. These estimates depend on a number of variable factors and assumptions, including historical production from the area compared with production from other comparable producing areas, the assumed effects of regulations by governmental agencies, assumptions concerning future oil and gas prices, and assumptions concerning future operating costs, transportation costs, severance and excise taxes, development costs and workover and remedial costs.

The standardized measure shown below should not be considered as the market value of the reserves attributable to PXP’s properties, including the assets acquired in the GOM Acquisition. Actual future prices and costs may be materially higher or lower than the prices assumed. In addition, future net cash flows will be affected by factors such as the amount and timing of actual production, supply and demand for oil and gas, and changes in governmental regulations or taxation.

	PXP Historical	BP Acquisition Historical	Shell Acquisition Historical	Pro Forma Adjustments(1)	Pro Forma for GOM Properties
Estimated net proved reserves
Oil (MBbl)	244,030	103,442	27,263	—	374,735
Gas (MMcf)	1,001,311	119,958	17,682	—	1,138,951
Total (MBOE)	410,915	123,435	30,210	—	564,560
Estimated net proved developed reserves
Oil (MBOE)	151,480	69,945	10,778	—	232,203
Gas (MMcf)	454,248	88,614	7,985	—	550,847
Total (MBOE)	227,188	84,714	12,109	—	324,011
Standardized measure ($/thousands)
Future cash inflows	$29,502,864	$11,061,189	$2,802,805	$—	$43,366,858
Future development costs	(4,017,365)	(1,292,090)	(320,916)	—	(5,630,371)
Future production expense	(9,543,319)	(1,574,797)	(413,053)	—	(11,531,169)
Future income tax expense	(4,999,822)	—	—	(2,308,588)	(7,308,410)

Future net cash flows	10,942,358	8,194,302	2,068,836	(2,308,588)	18,896,908
Discounted at 10% per year	(5,808,177)	(2,231,071)	(716,464)	(1,782,752)	(10,538,464)

Standardized measure	$5,134,181	$5,963,231	$1,352,372	$(4,091,340)	$8,358,444

(1)	BP acquisition and Shell acquisition historical income tax expense was excluded from the standardized measure. Pro forma income tax expense reflects expense on the combined future net cash flows based on PXP’s estimated effective tax rate, after giving effect to the pro forma transactions. Variances in PXP’s effective tax rate from the 35% federal statutory rate primarily result from the effect of state income taxes.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The merger will be accounted for under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States, with FCX treated as the acquirer. Under the acquisition method of accounting the assets and liabilities of PXP will be recorded, as of the acquisition date, at their respective fair values and added to those of FCX.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of FCX and PXP (including the pro forma effects of PXP’s GOM Acquisition and related financings that were completed on November 30, 2012) as of September 30, 2012, giving effect to the merger as if it had occurred on September 30, 2012. The unaudited pro forma condensed combined statements of income combine the historical consolidated statements of income of FCX and PXP (including the pro forma effects of PXP’s GOM Acquisition and related financings that were completed on November 30, 2012) for the year ended December 31, 2011 and the nine months ended September 30, 2012, giving effect to the merger as if it had occurred on January 1, 2011. The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the merger and changes in commodity and share prices. The pro forma financial information also does not give effect to the impact of the proposed acquisition of MMR by FCX. The MMR merger is a separate transaction and the completion of the MMR merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the MMR merger. Concurrent with the filing of this proxy statement/prospectus, FCX and MMR are filing a proxy statement/prospectus in connection with the MMR merger with FCX.

The summary selected unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual results of operations or the financial position of FCX would have been had the merger occurred on the dates assumed, nor is this information necessarily indicative of future consolidated results of operations or financial position. The following information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related notes included in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statements of Income Data (in millions):

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Revenues	$16,650	$24,742
Cost of sales	10,344	13,196
Other operating costs and expenses	652	957
Operating income	5,654	10,589
Interest expense, net	(478)	(792)
Income before taxes and equity in affiliated companies’ net earnings (losses)	5,039	9,751
Net income	3,499	6,264
Net income attributable to noncontrolling interests	(764)	(1,189)
Net income attributable to common stockholders	2,735	5,075

Unaudited Pro Forma Condensed Combined Balance Sheet Data (in millions):

September 30, 2012
Cash and cash equivalents	$3,768
Total assets	57,659
Total debt	17,930
Total stockholders’ equity	20,241

UNAUDITED COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, pro forma and pro forma equivalent per share financial information for FCX common stock and PXP common stock. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2011, in the case of the net income and dividends declared data. The pro forma data in the tables assumes that the merger is accounted for using the acquisition method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of PXP at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment.” The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC. See “Where You Can Find More Information.”

The pro forma information set forth below, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the possible impact on the combined company that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Data Table for the nine months ended September 30, 2012, and for the year ended December 31, 2011 combines the historical income per share data of FCX and its subsidiaries and PXP and its subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2011, using the acquisition method of accounting. Upon completion of the merger, the operating results of PXP will be reflected in the consolidated financial statements of FCX on a prospective basis.

	FCX Historical	PXP Historical	Pro Forma Combined		Equivalent PXP(a)
Net income for the year ended December 31, 2011:
Basic	$4.81	$1.45	$4.88		$3.19
Diluted	4.78	1.44	4.85		3.17
Net income for the nine months ended September 30, 2012:
Basic	2.42	0.68	2.63		1.72
Diluted	2.41	0.67	2.62		1.71
Dividends declared:
For the year ended December 31, 2011	1.50	—	1.50	(b)	0.98
For the nine months ended September 30, 2012	0.9375	—	0.9375	(b)	0.61
Book Value:
As of December 31, 2011	16.50	24.99	N/A		N/A
As of September 30, 2012	18.06	25.49	19.44		12.70

(a)	The equivalent PXP amounts are calculated by multiplying the pro forma combined FCX and PXP amounts by the exchange ratio of 0.6531.
(b)	Pro forma dividends per common share are based solely on historical dividends for FCX.

RISK FACTORS

Any shares of FCX common stock received by PXP stockholders in connection with the merger will be subject to significant risks that are, in many cases, fundamentally different from the risks associated with their investment in PXP common stock. Accordingly, PXP stockholders are urged to consider the general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Reports on Form 10-K filed by each of FCX and PXP for the year ended December 31, 2011, as updated by subsequently filed Forms 10-Q and 10-K/A. In addition, you should carefully consider the following factors in deciding whether to vote for adoption of the merger agreement.

Because the Market Price of FCX Common Stock Will Fluctuate, PXP Stockholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive and May be Adversely Affected by a Decrease in the Trading Price of FCX Common Stock.

Upon completion of the merger, each share of PXP common stock will be converted into the right to receive merger consideration consisting of shares of FCX common stock and/or cash pursuant to the terms of the merger agreement. Because the per share merger consideration will be calculated based on a fixed amount of cash and a fixed number of shares of FCX common stock to be paid by FCX in the aggregate, a decrease in the trading price of FCX common stock during the pendency of the merger would decrease both the value of the aggregate merger consideration to be paid by FCX to PXP stockholders and the value of the merger consideration that a PXP stockholder would be entitled to receive for each share of PXP common stock owned by them. The value of the merger consideration PXP stockholders will receive will be based in part on the average closing price of FCX common stock on the NYSE for the ten trading days immediately preceding the five trading days immediately prior to the completion date of the merger. This average price may vary from the closing price of FCX common stock on the date we announced the merger, on the date this document was mailed to PXP stockholders and on the date of the meeting of the PXP stockholders. Changes in the market price of FCX common stock prior to completion of the merger will affect the value of the merger consideration that PXP stockholders will receive upon completion of the merger. Accordingly, at the time of the PXP special meeting and prior to the election deadline, PXP stockholders will not necessarily know or be able to calculate the value of the consideration they would receive upon completion of the merger. PXP is not permitted to resolicit the vote of PXP stockholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of FCX common stock and for shares of PXP common stock.

FCX and PXP May Experience Difficulties in Integrating Their Businesses, Which Could Cause the Combined Company to Fail to Realize Many of the Anticipated Potential Benefits of the Transaction.

We have entered into the merger agreement because we believe that the transaction will be beneficial to PXP, FCX and their respective stockholders. Achieving the anticipated benefits of the transaction will depend in part upon whether our two companies integrate our businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses potentially will include, among other things:

•

the necessity of coordinating geographically separated organizations and addressing possible differences incorporating cultures and management philosophies, and the integration of certain operations following the transaction will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of the combined company;

•	any inability of our management to integrate successfully the operations of our two companies or to adapt to the addition of lines of business in which FCX has not historically engaged; and

•	any inability of our management to cause best practices to be applied to the combined company’s businesses.

An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the transition process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may affect the value of the FCX common stock after the closing of the merger.

The Combined Company Will Depend on Its Senior Management Team and Other Key Employees, and the Loss of any of These Employees Could Adversely Affect the Combined Company’s Business.

Competition for qualified personnel can be very intense, and the success of the combined company after the transaction will depend in part upon the ability of FCX and PXP to retain senior management and other key employees of both companies. In addition, some members of senior management and other key employees may depart because of issues relating to the uncertainty or difficulty associated with the integration of the companies or a desire not to remain with the combined company. Accordingly, no assurance can be given that FCX or PXP will be able to retain senior management and key employees to the same extent that they have been able to do so in the past.

FCX May Not Be Able to Obtain the Financing Needed for the Transaction on Favorable Terms.

FCX has received commitments from certain lenders to provide financing of up to $9.5 billion in the aggregate for the transaction. However, if the proceeds of this financing are unavailable for any reason, FCX will be forced to obtain an alternate source of financing, which may be more expensive for FCX, may have an adverse impact on the combined company’s capital structure or may be unavailable.

The Market Price of FCX Common Stock after the Merger May Be Affected by Factors Different from Those Affecting the Shares of PXP or FCX Currently.

The businesses of FCX and PXP differ and, accordingly, the results of operations of the combined businesses and the market price of the combined company’s shares may be affected by factors that differ from those currently affecting the independent results of operations of PXP or FCX. For a discussion of the businesses of FCX and PXP and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

PXP Stockholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

Upon completion of the merger, each PXP stockholder receiving shares of FCX common stock will become a stockholder of FCX with a percentage ownership of the combined organization that is smaller than the stockholder’s prior percentage ownership of PXP. In fact, it is expected that the former stockholders of PXP as a group will own less than 10% of the outstanding shares of FCX immediately after the merger. As a result, PXP’s stockholders will have less influence on the management and policies of FCX than they now have on the management and policies of PXP.

The Merger Agreement Limits PXP’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit PXP’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of PXP, as well as a termination fee that is payable by PXP under certain circumstances. These provisions may discourage potential competing acquirers that might have an interest in acquiring all or a significant part of PXP from considering or proposing an acquisition, even one that would result in a higher per share price being paid to PXP stockholders than that proposed in the merger. The provisions might also result in a potential competing acquirer proposing to pay a lower per share price to acquire PXP than it might otherwise have proposed to pay.

PXP Stockholders May Receive a Form of Consideration Different From What They Elect.

While each PXP stockholder may elect to receive all cash or all FCX common stock in the merger, the pools of cash and FCX common stock available for all PXP stockholders will be fixed amounts. As a result, you might receive all or a portion of your consideration in the form you did not elect if more PXP stockholders make a cash election or a stock election than there is consideration of such form available.

If You Are a PXP Stockholder and You Tender Shares of PXP Common Stock to Make an Election, You Will Not be Able to Sell Those Shares, Unless You Revoke Your Election Prior to the Election Deadline.

If you are a registered PXP stockholder and want to make a valid cash or stock election, you will have to deliver to the exchange agent your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election. For further details on the determination of the election deadline, see “Proposal No. 1—The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration—Form of Election.” The election deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of PXP common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in PXP common stock for any reason until you receive cash and/or FCX common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of PXP or FCX common stock may decrease, and you might otherwise want to sell your shares of PXP common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The Merger is Subject to the Receipt of Consents and Approvals from Governmental Entities that May Impose Conditions that Could Have an Adverse Effect on FCX.

Before the merger may be completed, various waivers, approvals, clearances or consents must be obtained from the FTC and the Antitrust Division, the Bureau of Ocean Energy Management, the Bureau of Safety and Environmental Enforcement and other authorities in the United States. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although FCX and PXP do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of FCX following the merger, any of which might have an adverse effect on FCX following the merger.

PXP Executive Officers and Directors Have Financial Interests in the Merger that May be Different from, or in Addition to, the Interests of PXP Stockholders.

PXP’s officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of other PXP stockholders. For example, certain executive officers and directors of PXP may receive certain payments with respect to outstanding equity awards, new equity awards with respect to FCX common stock, or severance pay and benefits upon a qualifying termination of employment. PXP’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement. For information concerning these interests, please see the discussion under the caption “The Merger—PXP’s Directors and Officers Have Financial Interests in the Merger.”

Shares of FCX Common Stock to be Received by PXP Stockholders as a Result of the Merger Will Have Different Rights from the Shares of PXP Common Stock.

Upon completion of the merger, PXP stockholders who receive the stock consideration will become FCX stockholders and their rights as stockholders will be governed by the certificate of incorporation and bylaws of FCX. The rights associated with PXP common stock are different from the rights associated with FCX common stock. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with FCX common stock.

FCX Will be More Highly Leveraged After the Completion of the Merger.

FCX is incurring significant debt to consummate the merger and its pending acquisition of MMR. It is expected that FCX will utilize the financing to be made available pursuant to financing commitments to fund a portion of the cash consideration payable to the PXP stockholders and the MMR stockholders in the respective transactions. The combined company, on a pro forma basis, will have approximately $18 billion of consolidated debt (including $7 billion under a 364-day bridge loan), or approximately $20 billion if both the merger and the MMR merger are consummated (including $9.5 billion under a 364-day bridge loan). FCX intends to replace the financing under the bridge loans with longer-term financing in the form of newly issued senior unsecured notes and senior unsecured term loans, but may be unable to do so, or to do so on terms that FCX finds attractive. This debt could limit the combined company’s financial and operating flexibility, including by requiring the combined company to dedicate a substantial portion of its cash flows from operations and the proceeds of equity issuances to the repayment of its debt and the interest on its debt, making it more difficult for the combined company to obtain additional financing on favorable terms, limiting the combined company’s ability to capitalize on significant business opportunities and making the combined company more vulnerable to economic downturns. Additionally, the combined company’s ability to satisfy financial tests or utilize third-party guarantees for financial assurance with respect to reclamation obligations may be adversely impacted if its credit ratings were downgraded below investment grade.

Declines in the Market Prices of Oil, Natural Gas, Copper, Gold and Molybdenum Could Adversely Affect the Combined Company’s Earnings and Cash Flows, and Therefore its Ability to Repay its Debt.

The earnings and cash flows of the combined company will be affected significantly by the market prices of copper, gold, oil, natural gas and, to a lesser extent, molybdenum and cobalt. The world market prices of these commodities have fluctuated historically and will be affected by numerous factors beyond the control of the combined company. A decline in the world market price of one or more of these commodities could adversely affect the combined company’s earnings and cash flows and therefore could adversely affect its ability to repay its debt and depress its stock price.

Failure to Complete the Merger Could Negatively Impact the Stock Price of FCX and PXP, Respectively, and Their Respective Future Businesses and Financial Results.

If the merger is not completed, the ongoing businesses of FCX and PXP may be adversely affected and FCX and PXP will be subject to several risks and consequences, including the following:

•

under the merger agreement, PXP may be required, under certain circumstances, to reimburse up to $69 million of FCX’s expenses and/or to pay FCX a termination fee of $207 million (less any amounts previously paid in respect of expenses);

•	FCX and PXP will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•	FCX and PXP would not realize the expected benefits of the merger;

•

under the merger agreement, each of FCX and PXP is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by FCX and PXP management, which could otherwise have been devoted to other opportunities that may have been beneficial to FCX and PXP as independent companies.

In addition, if the merger is not completed, FCX and PXP may experience negative reactions from the financial markets and from their respective customers and employees. FCX and/or PXP also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against FCX or PXP to attempt to force them to perform their respective obligations under the merger agreement.

The Unaudited Pro Forma Financial Statements Included in This Document Are Presented for Illustrative Purposes Only and May Not be an Indication of the Combined Company’s Financial Condition or Results of Operations Following the Merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See “Summary—Summary Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information.” The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors, including but not limited to the impact of the MMR merger, may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of FCX common stock after completion of the merger.

Pending Litigation Against FCX, PXP, and MMR Could Result in an Injunction Preventing Completion of the Merger and/or the MMR Merger, the Payment of Damages in the Event that One or Both of the Mergers are Completed and/or may Adversely Affect the Combined Company’s Business, Financial Condition or Results of Operations Following the Merger.

Purported stockholders of each of PXP, FCX and MMR have filed putative class and derivative actions against, among others, FCX, PXP, MMR, and each of their directors. Multiple actions filed by purported PXP and FCX stockholders seek an injunction barring or rescinding the merger and damages in connection with that proposed transaction. In addition, multiple actions filed by purported MMR and FCX stockholders seek an injunction barring or rescinding the MMR merger and damages in connection with that proposed transaction. If a final settlement is not reached, or if dismissals of these actions are not obtained, these lawsuits could prevent or delay completion of either the merger or the MMR merger, or both mergers, and result in substantial costs to FCX, PXP, and MMR, including any costs associated with the indemnification of directors. Additional lawsuits related to the merger may be filed against FCX, PXP, MMR, and each of their directors. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition or results of operations. See “Proposal No. 1—The Merger—Litigation Relating to the Merger.”

Consummating the Merger but Failing to Complete the MMR Merger Could Have Consequences Under the Clayton Antitrust Act and Negatively Affect the Combined Company’s Future Businesses and Financial Results.

If the merger is completed and the MMR merger is not completed, then the boards of directors and executive management of FCX and MMR may need to be reconstituted in order to comply with the Clayton Antitrust Act (15 U.S.C. § 19) (the “Clayton Act”). Subject to certain de minimis exceptions, Section 8 of the Clayton Act prohibits individuals from serving as directors or officers of two competing corporations when each corporation has capital, surplus and undivided profits in excess of $27,784,000. Currently, FCX and MMR share overlapping board and management members, an overlap that is expected to continue even after the merger is consummated. In the event that the merger closes without the MMR merger also closing, the Department of Justice or FTC could investigate whether the combined company and MMR are competitors for purposes of the Clayton Act, and could seek to eliminate the interlock by securing resignation of the interlocked individuals or by pursuing injunctive relief. Private plaintiffs could also bring suits against the combined company seeking an injunction against the interlock. The potential distraction from operations, loss of key executive talent and cost of litigation could adversely affect the combined company’s business, financial condition or result of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of FCX, PXP and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either FCX or PXP to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by FCX or PXP;

•	unanticipated mining, milling, processing and other exploration and development problems;

•	accidents that lead to personal injury or property damage;

•	persistent commodity price reductions;

•	changes in political, social or economic circumstances in areas where FCX and PXP operate or plan to operate;

•	expropriation;

•	variances in ore grades or reserve estimates;

•	labor relations;

•	adverse weather conditions and natural disasters, such as earthquakes, droughts and hurricanes;

•	the speculative nature of mineral and oil and gas exploration;

•	fluctuations in interest rates and other adverse financial market conditions;

•	regulatory and litigation matters and risks;

•	changes in tax law and other laws;

•	the risk that a condition to closing of the transaction may not be satisfied;

•	the risk that a regulatory approval required for the transaction is not obtained or is obtained subject to conditions that are not anticipated;

•	costs arising from potential negative investor reactions to the transaction;

•	other risks to consummation of the transaction;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and

•

the integration of PXP’s business and operations with those of FCX may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to PXP’s or FCX’s existing businesses.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to FCX or PXP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, FCX and PXP undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE PXP SPECIAL MEETING

This section contains information about the special meeting of PXP stockholders that has been called to consider and approve the merger of PXP with and into Merger Sub, with Merger Sub surviving the merger.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by PXP’s board of directors. The special meeting will be held at                    , at                    , local time, on                    , 2013, subject to any adjournments or postponements.

Matters to Be Considered

The purpose of the special meeting is to:

•	adopt the merger agreement;

•	to consider and cast an advisory (non-binding) vote on the specified compensation that may be received by PXP’s named executive officers in connection with the merger;

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement; and

•	to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Proxies

Each copy of this document mailed to holders of PXP common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date or submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to PXP’s Secretary or (3) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying PXP’s Secretary and voting by ballot) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Attention: Secretary

All shares represented by valid proxies that PXP receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the proposal to adopt the merger agreement; “FOR” the proposal to approve, on an advisory (non-binding) basis, the specified compensation that may be received by PXP’s named executive officers in connection with the merger; and “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement. PXP’s board of directors is not currently aware of any business to be acted upon at the special meeting other than the matters described in this document. If, however, other matters are properly brought before the special meeting, the persons appointed as proxies will have discretion to vote or act on those matters as in their judgment is in the best interest of PXP and its stockholders.

Solicitation of Proxies

FCX and PXP will each bear their own costs and expenses incurred in connection with the filing, printing and mailing of the document and the retention of any information agent or other service provider in connection with the merger. This proxy solicitation is being made by PXP on behalf of the PXP board of directors. PXP has hired AST Phoenix Advisors and Innisfree M&A Incorporated to assist in the solicitation of proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of PXP or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Record Date

The close of business on                     , 2013 has been fixed as the record date for determining the PXP stockholders entitled to receive notice of and to vote at the special meeting. At that time, approximately shares of PXP common stock were outstanding and held by approximately                 holders of record.

Voting Rights and Vote Required

The presence at the special stockholders’ meeting of the holders, present in person or represented by proxy, of a majority of the outstanding shares of PXP’s common stock entitled to vote at the meeting is necessary to constitute a quorum. Abstentions will be counted for the purpose of determining whether a quorum is present.

Under applicable Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of PXP’s common stock entitled to vote as of the record date is required to adopt the merger agreement. Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the shares of PXP’s common stock present at the special meeting, in person or by proxy, and entitled to vote, whether or not a quorum exists. Because the required vote to adopt the merger agreement is based upon the number of PXP shares issued and outstanding on the record date and entitled to vote and the required vote for adjournment of the special meeting is based upon the number of PXP shares held by stockholders present, in person or by proxy, and entitled to vote, and not the number of PXP shares that are actually voted, abstentions and any broker non-votes will have the same effect as a vote cast against such proposals.

The affirmative vote of holders of a majority of the votes cast is required to approve, on an advisory (non-binding) basis, the specified compensation that may be received by PXP’s named executive officers in connection with the merger. The vote to approve the specified compensation is not a condition to the completion of the merger, and the vote of PXP’s stockholders on the proposal is advisory in nature and will not be binding on FCX or PXP. Accordingly, regardless of the outcome of the advisory vote, if the merger is approved and completed, specified compensation may be paid. For purposes of determining the number of votes cast with respect to such matter, only those votes cast “for” and “against” a proposal are counted. Abstentions and any broker non-votes will not be counted “for” or “against” a proposal and, accordingly, will not have an effect on the outcome of the advisory vote.

As of the record date, directors and executive officers of PXP and its affiliates, had the right to vote approximately                 shares of PXP common stock, or             % of the outstanding PXP common stock at that date.

Recommendation of the PXP Board of Directors

The PXP board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger. The PXP board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of PXP and its stockholders and recommends that you vote “FOR” the proposal to adopt the merger agreement; “FOR” the proposal to approve, on an advisory (non-binding) basis, the specified compensation that may be received by PXP’s named executive officers in connection with the merger; and “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement. See “Proposal No. 1—The Merger—PXP’s Reasons for the Merger; Recommendation of the PXP Board of Directors” for a more detailed discussion of the PXP board of directors’ recommendation.

Attending the Meeting

All holders of PXP common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. PXP reserves the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

Adjournments and Postponements

The special meeting may be adjourned upon the affirmative vote of the holders of a majority of the shares of PXP’s common stock present at the special meeting, in person or by proxy, and entitled to vote, whether or not a quorum exists. The special meeting may be adjourned without notice other than announcement at the meeting, except, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the reconvened meeting, a notice of the reconvened meeting must be given to each stockholder entitled to vote at such meeting.

In addition, at any time prior to convening the special meeting, PXP’s board of directors may postpone the special meeting without the approval of PXP’s stockholders. If postponed, PXP will publicly announce the new meeting date. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow PXP stockholders who have already sent in their proxies to revoke them at any time prior to their use.

PROPOSAL NO. 1—THE MERGER

Background of the Merger

Each of FCX, PXP and MMR periodically evaluate opportunities to achieve long-term operational and financial goals and to enhance stockholder value through strategic transactions, including business combinations, divestitures, acquisitions and joint ventures.

FCX’s management regularly reviews business strategy and financial policy with the FCX board of directors (“FCX Board”). With FCX’s positive outlook for commodities in recent years and FCX’s strong financial position, the FCX Board has encouraged management to identify internal and external growth opportunities. The FCX Board also periodically considers cash returns to stockholders through regular and supplemental dividends and share purchases. The FCX Board reinstated a quarterly common stock dividend in 2009, increased the dividend twice during 2010, and paid a supplemental dividend in December 2010.

Also during 2009 and 2010, FCX’s management identified several financially attractive organic growth projects in the copper and molybdenum markets and the FCX Board approved investments in these projects. In addition, FCX’s management identified a pipeline of potential brownfield development projects for future growth. Because of the nature and scale of mining investments, requirements for feasibility studies, detailed engineering, permitting and other factors, projects typically take many years to develop. FCX’s management has also regularly evaluated external opportunities for investments in mining projects but has found limited opportunities in recent years to acquire high quality copper assets from other companies on financial terms that would be attractive to FCX.

During 2010, the FCX Board discussed the possibility of using some of the cash flow generated by FCX’s mining operations to invest in other natural resources, including a potential investment in oil and gas resources with MMR. After concluding that such an investment may be in FCX’s interest, the FCX Board appointed an independent committee in May 2010 to consider the opportunity of investing in MMR.

In December 2010, MMR purchased all of PXP’s interests in PXP’s U.S. Gulf of Mexico leasehold acreage located in less than 500 feet of water in exchange for consideration including cash and 51 million shares of MMR common stock. In connection with the acquisition of PXP’s interest, and in order to fund its expanded drilling program, MMR raised $900 million through the issuance of convertible securities. FCX invested $500 million in MMR’s convertible preferred stock on the same terms as institutional investors. Beginning with the closing of MMR’s asset acquisition in December 2010, PXP was granted the right to appoint two members of MMR’s board of directors as long as it maintained certain minimum ownership levels of MMR common stock, and PXP appointed James C. Flores and John F. Wombwell to serve as its designees on the MMR board. As a result of these transactions, FCX beneficially owns approximately 16.1% of the outstanding shares of MMR common stock as of January 31, 2013 on an as-converted basis, and PXP beneficially owns approximately 31.3% of the outstanding shares of MMR common stock as of January 31, 2013.

During 2011 and 2012, FCX’s management continued to advance its investments in brownfield development projects, with three expansion projects expected to increase annual copper production by one billion pounds in the next few years. FCX’s management and the FCX Board also continued to evaluate and consider external opportunities for investments in mining but found limited opportunities to acquire copper assets that met FCX’s investment criteria. In addition, the FCX Board continued to consider cash returns to stockholders, paying a supplemental dividend in June 2011 and increasing the regular dividend in February 2012.

James R. Moffett, FCX’s Chairman and MMR’s Co-Chairman and Chief Executive Officer, and James C. Flores, PXP’s Chairman and Chief Executive Officer, have periodically had, since the negotiation of the 2010 transactions between MMR and PXP, informal discussions regarding the long-term strategic goals and objectives of each of FCX, MMR and PXP, including with respect to each of FCX’s and PXP’s investment in MMR’s securities. Such discussions took place in the course of Mr. Moffett’s and Mr. Flores’ interactions due to the fact that each of Mr. Moffett and Mr. Flores served as a member of the MMR board of directors and are experts in the oil and gas business, and that each of FCX and PXP are significant shareholders of MMR, and did not progress into the formal exploration of any potential transactions. In January 2012, pursuant to registration rights granted to PXP in connection with its acquisition of MMR securities, PXP requested MMR to file a registration statement with the SEC with respect to the sale of a portion of the shares of MMR common stock owned by PXP. Subsequent to such request and during the first quarter of 2012, Mr. Moffett and Mr. Flores discussed in general terms the potential of FCX acquiring the shares of MMR common stock owned by PXP or a potential combination transaction among the three companies.

In April, 2012, FCX’s management retained Hanover LLC to provide financial consulting services with respect to FCX’s potential acquisition of oil and gas assets.

On April 3, 2012, on an update call with the Board of Directors of PXP (the “PXP Board”), Mr. Flores informed the PXP Board of his discussions with Mr. Moffett. Subsequent to this call, representatives of PXP contacted representatives of Barclays about the potential transaction between PXP and FCX, but did not discuss with Barclays the structure of the transaction. The PXP Board had not eliminated the possibility of selling the MMR common stock owned by PXP or otherwise disposing of such shares.

On April 30, 2012, in connection with regularly scheduled meetings of the boards of directors of FCX and MMR, Mr. Moffett discussed with all of the members of the FCX and MMR boards of directors the potential combination of FCX and MMR, along with PXP, to create a premier U.S.-based natural resources company with a successful record of building values through mineral and oil and gas exploration, development and production. During this discussion, Mr. Moffett noted the proven track record of the companies’ management teams in finding and developing world class mineral and oil and gas assets and described the potential benefits of combining the companies.

During the executive session at a meeting of the FCX Board on May 1, 2012, the FCX Board discussed the potential of increasing FCX’s North American operations, and diversifying into oil and gas exploration and production. In particular, the FCX Board discussed potential business combination transactions with one or both of MMR and PXP because of FCX’s understanding of the oil and gas industry and positive view of the assets of MMR and PXP. The FCX Board was not considering any alternative oil and gas business combination transactions in view of FCX’s existing investment in MMR. Subsequent to the April 30, 2012 discussions and the May 1, 2012 FCX Board meeting, Mr. Moffett contacted Mr. Flores to inform him of FCX’s continued interest in a possible combination with PXP and MMR.

On May 3, 2012, management of PXP and representatives of Barclays made a presentation to the PXP Board concerning a possible combination with FCX and MMR.

At a meeting on May 24, 2012, the FCX Board again discussed potential business combination transactions with one or both of MMR and PXP and established a special committee of the FCX Board made up of independent directors (the “FCX special committee”), which the FCX Board authorized to review, evaluate and, as appropriate, negotiate with either or both MMR and PXP regarding a possible transaction, with a view toward making a recommendation to the FCX Board as to whether FCX should pursue a transaction with either or both of the companies. The FCX Board also authorized the FCX special committee to do all things that, in the judgment of the members of the FCX special committee, would be necessary, appropriate or advisable to assist the FCX special committee in carrying out its responsibilities with respect to any potential transaction with either MMR or PXP. While the FCX special committee was presented with data on other oil and gas companies during the process described below, the FCX special committee focused on considering the potential transactions with MMR and PXP. The FCX Board appointed Messrs. Allison, Krulak, Lackey, Madonna and McCoy to the FCX special committee. None of these directors served on the board of directors or as a member of management of either MMR or PXP, and all were the same directors who constituted the special committee of the FCX Board formed in connection with FCX’s 2010 purchase of shares of MMR convertible preferred stock. The FCX special committee determined to elect Mr. Allison as chairman of the FCX special committee for reasons including his past experience as the Chairman and Chief Executive Officer of Anadarko Petroleum Corporation, and to retain Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as legal counsel to the FCX special committee.

Given that FCX was considering the acquisition of both MMR and PXP and in light of FCX’s and PXP’s beneficial ownership of MMR securities, the MMR board of directors determined on May 24, 2012 that it would be in the best interests of MMR and its stockholders to establish a special committee of the MMR board of directors made up of directors unaffiliated with FCX or PXP (the “MMR special committee”), comprised of Messrs. William P. Carmichael and A. Peyton Bush, III, two of the three independent directors of MMR, to consider any potential proposals made by FCX with respect to MMR as well as any alternatives available to MMR, including potential transactions with third parties. In arriving at its decision to elect Messrs. Carmichael and Bush to the MMR special committee, the MMR board took into account the fact that Messrs. Carmichael and Bush were also selected by the MMR board in 2010 to serve as members of a special committee of the MMR board to consider FCX’s initial investment in MMR. In 2010, the third independent director of MMR, Suzanne T. Mestayer, had declined to serve on the special committee citing insufficient time due to outstanding business commitments. In light of Messrs. Carmichael and Bush’s prior service and experience, the MMR board concluded that Messrs. Carmichael and Bush were best suited to serve on the MMR special committee. The MMR board of directors delegated to the MMR special committee the full power and authority of the MMR board of directors to, among other things, (1) consider and evaluate any proposals with respect to MMR and any alternatives, (2) negotiate the terms of any potential transaction, (3) reject any potential transaction, and (4) recommend a potential transaction or any other alternatives to the MMR board of directors. Messrs. Flores and Wombwell recused themselves from, and did not participate in, this meeting.

On May 31, 2012, Mr. Allison and counsel from Wachtell Lipton interviewed representatives of several investment banking firms who had been determined to be independent with respect to potential transactions involving MMR and PXP, including Credit Suisse. On June 6, 2012, Mr. Allison discussed with the FCX special committee the qualifications of each investment bank, and the FCX special committee determined to retain Credit Suisse as its financial advisor in connection with potential transactions involving either or both of PXP and MMR, subject to negotiation of an acceptable engagement letter.

On May 30, 2012, the MMR special committee retained Weil, Gotshal & Manges LLP (“Weil”), as independent legal counsel to the MMR special committee in connection with a potential transaction.

On June 12, 2012, the MMR special committee decided to retain Evercore Group L.L.C. (“Evercore”), as its financial advisor in connection with a potential transaction.

On June 21, PXP retained Jefferies & Company, Inc. (“Jefferies”) as one of its financial advisors.

On June 22, 2012, FCX and PXP entered into a confidentiality agreement, after which FCX and PXP began to exchange non-public information in connection with the potential transaction. On June 28, 2012, at a meeting of the FCX special committee in Houston, Texas, the FCX special committee, with the assistance of representatives of Credit Suisse and Wachtell Lipton, reviewed and discussed potential transactions with each of PXP and MMR. The FCX special committee also decided to retain petroleum engineers in connection with its evaluation of the potential transactions. The FCX special committee subsequently engaged the RPS Group (“RPS”) to perform a review and analysis of the reserves and resource potential of each of MMR and PXP.

On July 11, 2012, FCX and MMR entered into a confidentiality agreement, after which FCX and MMR began to exchange non-public information in connection with the potential transaction. Throughout this period, Mr. Allison, in his capacity as chairman of the FCX special committee, periodically spoke with each of Mr. Flores and Mr. Bush, a member of the MMR special committee, with respect to the review process and the potential for a transaction with either or both of their respective companies.

On July 16, 2012, MMR and PXP entered into a confidentiality agreement, which included a six-month standstill provision. After executing the confidentiality agreement, PXP and MMR began to exchange non-public information in connection with the potential transactions.

On July 31, 2012, the FCX special committee held a telephonic meeting attended by representatives of Credit Suisse and Wachtell Lipton. During the meeting, Credit Suisse updated the FCX special committee with regard to the status of its review of information with respect to PXP, including the review and analysis being conducted by RPS, and the FCX special committee authorized Credit Suisse, RPS and Wachtell Lipton to continue reviewing information with respect to each of PXP and MMR. This review continued during the month of August.

On August 1, 2012, the PXP Board held a teleconference during which they received an update on a potential combination with FCX and MMR. During this teleconference, the PXP Board discussed the financial and operating characteristics of the combined company.

On August 14, 2012, Mr. Moffett and three MMR geologists met with PXP representatives to discuss PXP’s Gulf of Mexico exploration properties for the purpose of assessing those properties.

On August 15, 2012, representatives of RPS, Credit Suisse, Wachtell Lipton and Evercore, MMR’s financial advisor, met with management of MMR in Houston to gather and discuss information regarding certain aspects of MMR’s operations.

On September 10, 2012, PXP announced its entry into definitive agreements to acquire Gulf of Mexico oil and gas properties from BP Exploration & Production Inc., BP America Production Company and Shell Offshore Inc. for total consideration of approximately $6.1 billion.

On September 20, 2012, at a meeting of the FCX special committee held in Houston and attended by representatives of Credit Suisse, Wachtell Lipton and RPS, representatives of RPS discussed certain aspects of RPS’ ongoing review of the exploration prospects and production assets of PXP and MMR. The update included an analysis of the assets and prospects of each company located in various geologic regions, management estimates, and historical success levels in each such region. Also during this meeting, the FCX special committee met with Mr. Flores and discussed with him PXP’s recently announced acquisitions and plans for future development and PXP’s interest in MMR.

In the weeks following September 20, 2012, Credit Suisse, Wachtell Lipton and RPS continued their review of information relating to the assets and business of each of MMR and PXP. At a telephonic meeting on October 9, 2012, Credit Suisse and Wachtell Lipton updated the FCX special committee on the status of their reviews. At the request of the FCX special committee, Credit Suisse discussed matters relating to the potential transaction with PXP, including information received from RPS based on its ongoing review of PXP’s existing assets and the assets to be acquired in PXP’s pending Gulf of Mexico acquisitions. RPS continued its review of information relating to the assets and business of each of MMR and PXP through the beginning of December.

On September 20, 2012, Mr. Flores informed Mr. Allison that PXP had determined to focus on its recently announced Gulf of Mexico acquisition and terminated its discussions with FCX concerning a possible combination.

On October 24, 2012, at a meeting of the FCX special committee in Houston attended by representatives of Credit Suisse and Wachtell Lipton, the FCX special committee discussed the status of each potential transaction, including the possibility of an overriding royalty trust structure that Evercore had suggested the FCX special committee consider as part of the consideration in a potential transaction. The FCX special committee asked Mr. Adkerson and Ms. Quirk to attend part of the meeting to provide input on the pro forma balance sheet and capitalization of the companies, if combined, and to comment on potential stockholder reaction to the proposed transactions. At the request of the FCX special committee, Mr. Moffett also attended a portion of the meeting for the purpose of discussing the operating characteristics of a combined company resulting from the potential transactions with each of PXP and MMR.

On October 27, 2012, Messrs. Allison and Flores spoke to determine that PXP was willing to re-engage in discussions with FCX with respect to a potential transaction.

On October 28, 2012, at a telephonic meeting of the FCX special committee attended by representatives of Credit Suisse and Wachtell Lipton, Mr. Allison informed the FCX special committee of recent discussions with Mr. Flores in which Mr. Flores expressed PXP’s preference that any potential transaction include FCX common stock as a significant proportion (approximately two-thirds) of the consideration payable to PXP stockholders. PXP’s preference was aimed at minimizing the tax impact of the potential transaction and allowing PXP’s stockholders to own an interest in the combined company on a tax deferred basis. Separately, Latham & Watkins LLP, counsel to PXP (“Latham & Watkins”), informed Wachtell Lipton that, in addition to the price to be paid to PXP stockholders, PXP was focused on any potential conditionality of a transaction, and was not interested in pursuing any transaction that would be conditioned on the closing of a transaction with MMR or would require a vote of the FCX stockholders. Mr. Allison also informed the FCX special committee of recent discussions between Messrs. Allison and Bush during which Mr. Bush informed Mr. Allison of the MMR special committee’s opinion that a form of contingent consideration could be desirable as a component of any potential transaction between the parties. The FCX special committee discussed potential cash, stock and contingent consideration structures for acquisitions of each of MMR and PXP, including the accretive or dilutive effect of the various structures to FCX’s stockholders, the availability of debt financing, prevailing interest rates at which FCX would anticipate being able to raise financing to fund any cash consideration, and the appropriate valuation and consideration mixes that could be explored with the representatives of each company, and agreed to schedule a follow-up meeting to further discuss those issues. In addition, the FCX special committee, with the assistance of Credit Suisse and Wachtell Lipton, discussed certain matters relating to potential transactions or actions with respect to FCX’s capital structure that might be undertaken either as alternatives to, or in connection with, any potential transaction with PXP and/or MMR.

On October 30, 2012, at a regularly scheduled telephonic meeting of the FCX Board, the FCX special committee provided the FCX Board with an update on the status of each transaction.

At a telephonic meeting on October 30, 2012 attended by representatives of Credit Suisse and Wachtell Lipton, the FCX special committee, with the assistance of Credit Suisse and Wachtell Lipton, discussed the potential consideration structures for the acquisition of each of MMR and PXP (including the effect on FCX’s post-transaction capital structure of offering consideration consisting of either cash or FCX common stock), and thereafter the FCX special committee authorized Mr. Allison to discuss a potential transaction with PXP at a price of up to $47 per share, with the consideration consisting of half cash and half FCX common stock, and to discuss a potential transaction with MMR at a price of up to $15 per share in cash, subject in each case to the FCX special committee deciding to recommend a transaction to the FCX Board.

On October 31, 2012, the PXP Board held a regularly scheduled meeting at which it discussed the possible transaction with FCX.

On November 1, 2012, the MMR special committee met by telephone with Evercore and Weil to inform them of a conversation with Mr. Allison, who informed the MMR special committee that, while FCX had not made a decision with respect to whether to pursue a transaction with MMR and had not made any changes in its investment intent with respect to its current ownership of MMR securities, it was willing to discuss the potential for an acquisition of MMR by FCX for $15 per share in cash, subject to FCX Board approval. The MMR special committee, Evercore and Weil determined to meet in person the following week after Evercore had an opportunity to analyze and evaluate this information and determine next steps.

On November 1, 2012, Mr. Allison contacted Mr. Flores and indicated that the FCX special committee had continued its evaluation of PXP and was willing to discuss a potential acquisition of PXP, with consideration of up to $47 per share consisting of half cash and half FCX common stock.

On November 6, 2012, the PXP Board met with its legal and financial advisors to consider the FCX special committee’s proposal. At that meeting, the PXP Board authorized Mr. Flores to respond to Mr. Allison that PXP would potentially be interested in a transaction at $55 per share with one-third of the consideration in cash and two-thirds of the consideration in FCX common stock. The PXP Board also discussed the potential role of PXP’s senior management in the management of the combined company. Both the PXP Board and the FCX special committee mutually recognized the need for the combined company to retain senior management personnel with oil and gas industry experience. The PXP Board discussed the potential conflict of interest for Mr. Flores as a result of his position as the Chairman of the PXP Board. Notwithstanding this potential conflict, the PXP Board determined that Mr. Flores was in the best position to continue discussions with FCX regarding this matter and that he would do so under the PXP Board’s supervision.

On November 9, 2012, the MMR special committee, Evercore and Weil met in person at Evercore’s offices in Houston, Texas to discuss and evaluate the FCX special committee’s proposal. After discussion, the MMR special committee determined to respond to the FCX special committee with a proposal to discuss a potential transaction that would give MMR shareholders the option of receiving $17.50 per share in cash or $16.00 per share in cash and one unit of a trust that would hold a 4% overriding royalty interest in MMR’s ultra-deep exploration prospects, which the MMR special committee valued at $1.50 per unit.

On November 9, 2012, Mr. Allison discussed with Mr. Flores the possibility of a business combination transaction with PXP. Mr. Flores indicated that PXP would potentially be interested in a transaction at $55 per share with one-third of the consideration in the form of cash and two-thirds of the consideration in the form of FCX common stock.

On November 9, 2012, the FCX special committee held a telephonic meeting attended by Credit Suisse and Wachtell Lipton during which Mr. Allison updated the members of the FCX special committee with respect to his discussions with Mr. Flores. Also at this meeting, representatives of Credit Suisse discussed with the FCX special committee certain matters relating to the potential transaction with each of PXP and MMR. The FCX special committee authorized Mr. Allison to continue discussions with each of PXP and MMR, and authorized Mr. Allison to discuss with Mr. Flores a potential valuation of PXP of $49 to $50 per share.

At a telephonic meeting on November 11, 2012 attended by representatives of Credit Suisse and Wachtell Lipton, the FCX special committee authorized Mr. Allison to continue discussing potential transactions with each of PXP and MMR. During this meeting, Credit Suisse informed the FCX special committee that representatives of Evercore had recently reiterated that the MMR special committee desired the consideration in any transaction to include a contingent component such as an overriding royalty interest in MMR’s future production.

On November 11, 2012, Mr. Allison informed Mr. Bush that the FCX special committee would be willing to discuss a potential transaction involving consideration of $15 per share in cash and units in a royalty trust holding a 4% overriding royalty interest in future production from MMR’s ultra-deep exploration prospects, which was a structure that had been previously used in a public company acquisition of an oil and gas exploration and production company. Mr. Bush stated that the MMR special committee would discuss the potential consideration with its advisors.

On November 11, 2012, Mr. Allison indicated to Mr. Flores that FCX would be interested in a transaction valued at $49 per share of PXP common stock. Messrs. Flores and Allison then discussed a potential transaction in the range of $49 – $51 per share of PXP common stock. Both Messrs. Flores and Allison agreed to convey such discussion to the PXP Board and the FCX special committee, as applicable, for discussion.

On November 11, 2012, Wachtell Lipton distributed a draft merger agreement to Latham & Watkins.

The PXP Board held a special telephonic meeting on November 14, 2012, with certain members of PXP management and representatives of Barclays and Latham & Watkins present. During the meeting, Mr. Flores provided an update on the potential transaction with FCX. The PXP Board discussed with its legal and financial advisors the proposed terms of the transaction with FCX, including FCX’s proposed consideration of $49 – $50 per share of PXP common stock, FCX’s proposal to pay the consideration half in cash and half in FCX common stock, the need to retain PXP’s senior management to provide strong operating results for the combined company, and the need to retain a number of PXP directors to maintain continuity on the combined company’s board. Following the discussions, the PXP Board agreed that PXP should continue negotiations with FCX and refine the terms of the draft merger agreement provided by Wachtell Lipton.

On November 15, 2012, during a telephonic meeting of the FCX special committee attended by representatives of Credit Suisse and Wachtell Lipton, Mr. Allison informed the FCX special committee that in a recent discussion with Mr. Flores, they discussed a potential transaction between PXP and FCX at a price range of $49 – $51 per share with consideration to consist of half cash and half FCX common stock, and that Mr. Allison and Mr. Flores had discussed Mr. Flores’ potential role in the management of the combined company. Also on November 15, 2012, management of each of FCX and PXP met in Houston, together with their respective legal and financial advisors, with each party answering questions of the other party’s management and representatives. Mr. Allison attended this meeting in his capacity as chairman of the FCX special committee.

On November 16, 2012, Mr. Bush contacted Mr. Allison to propose discussion of a potential transaction with consideration consisting of $16 per share in cash and units in a royalty trust holding a 4% overriding royalty interest in future production from MMR’s ultra-deep exploration prospects.

On November 18, 2012, the FCX special committee met telephonically to discuss the potential transactions with representatives of Credit Suisse and Wachtell Lipton present. During this meeting, Mr. Allison informed the FCX special committee that Mr. Bush had indicated to Mr. Allison that the MMR special committee would potentially be interested in discussing a transaction with consideration consisting of $16 per share in cash and units in a royalty trust holding a 4% overriding royalty interest in future production from MMR’s ultra-deep exploration prospects.

Later that day, Mr. Allison called Mr. Bush and proposed revised terms of $15.50 per share in cash and one unit in a royalty trust holding a 4% overriding royalty interest in MMR’s ultra-deep exploration prospects, which the MMR special committee valued at $1.50 per unit, subject to FCX Board approval.

On November 19, 2012, Wachtell Lipton sent Weil an initial draft term sheet outlining the terms of the proposed overriding royalty interest trust, which included, among other things, a 10-year term and a 4% overriding royalty interest in the hydrocarbons produced from MMR’s ultra-deep exploration prospects. Later on November 21, Wachtell Lipton distributed to Weil a draft merger agreement.

On November 26, 2012, MMR issued a press release providing an update on its Gulf of Mexico exploration and development activities, including delays in completing a production test on and the need for additional work to be conducted on the Davy Jones No. 1 well, positive drilling results at MMR’s onshore Lineham Creek well, and logging results from MMR’s Blackbeard West No. 2 ultra-deep exploration well. That same day, MMR’s stock price declined approximately 22%.

The PXP Board met with its legal and financial advisors on November 28, 2012 to discuss the proposed transaction with FCX, including the proposed range of consideration. Barclays provided an overview of the mining industry in general and the copper industry in particular, the strategic benefits that could be expected to be realized and the strategic rationale of the transaction with FCX.

On November 29, 2012, the FCX special committee held a telephonic meeting attended by representatives of Credit Suisse and Wachtell Lipton and discussed recent trading activity in shares of MMR common stock, including a review of the transcript of an investor call recently held by MMR and recently released research analyst reports relating to MMR’s common stock. In light of the decline in MMR’s stock price, the FCX special committee authorized Mr. Allison to discuss a potential transaction with Mr. Bush involving reduced consideration of $14 per share in cash and units in a royalty trust holding a 4% overriding royalty interest in future production from MMR’s ultra-deep exploration prospects.

On November 30, 2012, representatives of Credit Suisse discussed the potential consideration for the MMR transaction with representatives of Evercore, during which Evercore suggested a 6% overriding royalty interest. At the direction of members of the FCX special committee, the representatives of Credit Suisse informed the representatives of Evercore that the FCX special committee was unlikely to recommend in favor of a transaction involving a 6% overriding royalty trust interest due to concerns regarding dilution of FCX’s interest in the subject properties. MMR’s special committee met later that day and, following that meeting, Mr. Bush informed Mr. Allison of the MMR special committee’s proposed transaction consideration of $14.75 per share in cash and 1.15 units of a 5% overriding royalty interest trust. Mr. Allison discussed this proposed consideration with the individual members of the FCX special committee, and informed Mr. Bush that, based on such discussions, he believed that the FCX special committee was likely to support recommendation of a transaction involving this level of consideration.

On November 30, 2012, PXP closed its acquisitions of assets in the Gulf of Mexico from each of BP and Shell and the PXP Board met with its legal and financial advisors to discuss the progress of the financial, accounting and legal diligence review of FCX and MMR. At this meeting, representatives of Barclays reviewed Barclays’ preliminary financial analyses regarding a strategic combination with FCX with the PXP Board. Additionally, Jefferies updated the PXP Board on the status of FCX’s proposed transaction with MMR, including Jefferies’ analysis of the proposed consideration.

On December 1, 2012, Wachtell Lipton distributed to Weil a draft voting and support agreement to be entered into in connection with the MMR transaction.

On December 3, 2012, at a meeting of the FCX special committee in Austin, Texas attended by representatives of Credit Suisse and Wachtell Lipton, Mr. Allison informed the FCX special committee that Mr. Flores had indicated that he was prepared to recommend to the PXP Board that PXP enter into a definitive agreement providing for a transaction at a price of $50 per share consisting of an equal amount of cash and FCX common stock as merger consideration, and that, subject to negotiation of the final terms of the merger agreement, the MMR special committee had indicated that it was prepared to recommend to its board that MMR enter into a transaction at a price of $14.75 in cash per share of MMR common stock and units in a royalty trust holding a 5% overriding royalty interest in future production from MMR’s ultra-deep exploration prospects. After discussion, the FCX special committee agreed to move forward with its recommendation of the potential transactions, subject to the FCX special committee’s receiving additional information as to the management structure of the combined company.

In the evening of December 3, 2012, the FCX special committee held a meeting that Messrs. Moffett, Adkerson and Flores, at the invitation of the FCX special committee, also attended to discuss the roles that each of them would play in the combined company after a transaction. In addition, the meeting was attended by representatives of Wachtell Lipton. At this meeting, it was agreed that, upon completion of the proposed transaction, Mr. Moffett would continue to serve as the Chairman of FCX, that Mr. Adkerson would continue to serve as President and Chief Executive Officer of FCX and would be appointed Vice Chairman of FCX, and that Mr. Flores would be appointed as Vice Chairman of FCX and Chief Executive Officer of FCX’s oil and gas operations. After speaking with Messrs. Moffett, Adkerson and Flores, the FCX special committee tentatively determined to recommend to the FCX Board the transactions with each of PXP and MMR on the terms that had been described earlier that day to the FCX special committee.

On December 4, 2012, the PXP Board met with certain members of management and representatives of Barclays and Latham & Watkins to discuss FCX’s proposed transactions with PXP and MMR. Mr. Flores described the proposed consideration to be paid by FCX for MMR. The PXP Board also discussed the proposed terms of the transaction between FCX and PXP. Latham & Watkins described the terms of the merger agreement (including the no-shop and termination provisions), the voting and support agreement, the letter agreements to be entered into by certain of PXP’s officers and the FCX commitment letter. Representatives of Barclays then reviewed the Barclays fairness opinion analyses with respect to the transaction and confirmed that Barclays was in a position to issue its fairness opinion.

The FCX Board and the FCX special committee met concurrently on December 4, 2012 to consider the proposed transactions with each of PXP and MMR. At the invitation of the FCX board and the FCX special committee, certain members of FCX’s management and representatives of Hanover Advisors also participated in the meeting. At the request of the FCX special committee, representatives of Credit Suisse and Wachtell Lipton also participated in the meeting. The FCX special committee and the FCX Board reviewed and discussed the proposed mergers with each of PXP and MMR.

Representatives of Wachtell Lipton then reviewed the terms of each of the proposed merger agreements to be entered into with PXP and MMR and other related transaction documents. Representatives of Wachtell Lipton then reviewed the terms of waiver letters and other employment arrangements to be entered into by Mr. Flores and other PXP officers in connection with the PXP transaction and the terms of the financing to be entered into in connection with the transactions, and reviewed with the FCX special committee and FCX Board their fiduciary duties with respect to the transactions.

Following that discussion, the members of the FCX special committee approved and declared advisable each of the merger agreements with PXP and MMR, the related transactions, and the additional transaction documents, and recommended that the FCX Board approve the same. Wachtell Lipton then described to the FCX Board the resolutions proposed to be adopted in connection with each of the transactions. At this time, each of Messrs. Adkerson, Moffett and Stephen Siegele recused themselves from the meeting due to their relationships with MMR. Following discussion, the FCX Board, upon recommendation of the FCX special committee, approved each of the merger agreements with PXP and MMR, the related transactions, the transaction documents and other matters in connection with the transactions, with Messrs. Allison, Krulak, Lackey and Madonna voting in favor and Messrs. Robert Day, Gerald Ford and Devon Graham abstaining from the vote due to their positions as members of the MMR board of directors.

On the morning of December 5, 2012, the PXP Board met by telephone with representatives of Latham & Watkins and Barclays. Representatives of Barclays delivered Barclays’ oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated December 5, 2012, to the effect that as of the date of the merger agreement and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to PXP’s stockholders was fair to such stockholders. The PXP Board approved the merger agreement with FCX and the related transactions.

On the morning of December 5, 2012, each of the MMR special committee and the MMR board of directors met by telephone with Weil and Evercore, and the MMR board of directors approved the merger agreement with FCX and the related transactions. Messrs. Flores and Wombwell recused themselves from, and did not participate in, this meeting.

On December 5, the merger agreements and related transaction documents were executed by the parties thereto, and FCX, PXP and MMR issued a joint press release announcing the transactions.

FCX’s Reasons for the Merger

The FCX board of directors, following receipt of the recommendation the FCX special committee, determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of FCX and its stockholders. In evaluating the merger agreement and the transactions contemplated thereby, the FCX special committee was advised by independent legal and financial advisors, and considered a variety of factors with respect to the merger, including those matters discussed in “—Background of the Merger.” In view of the wide variety of factors considered in connection with the merger, the FCX special committee and the FCX board of directors did not consider it practical, nor did they attempt, to quantify or otherwise assign relative weight to different factors considered in reaching their decisions. In addition, individual members of the FCX special committee and the FCX board of directors, in approving the merger, may have given different weight to different factors. The FCX special committee and the FCX board of directors considered this information as a whole, and overall considered it to be favorable to, and in support of, their determination. In determining that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of FCX and its stockholders, the FCX special committee and FCX board of directors considered a number of factors pertaining to the strategic and financial rationale for the merger, including the following:

•

Opportunity to Create A Premier U.S.-Based Natural Resource Company. The combination with PXP provides FCX with the opportunity to acquire a portfolio of high quality oil and natural gas exploration and production assets in attractive onshore and offshore U.S. geological basins that complement FCX’s existing portfolio of mining assets. The FCX special committee and FCX board of directors believe that the combination of FCX and PXP, together with the expected merger with MMR, will create a premier U.S.-based natural resource company with an industry leading global portfolio of mineral assets, significant oil and gas resources and a growing production profile.

•

Complementary Asset Characteristics. The acquired assets possess similar characteristics sought in the mining business—high quality assets with low costs, long lives, strong margins and cash flows, exploration potential and financially attractive expansion opportunities. The merger provides FCX with exposure to energy markets, particularly for oil, which FCX believes have positive fundamentals and complementary market exposure to FCX’s mining business. In addition, the acquired assets include significant long-term natural gas resources, which FCX believes have the potential to grow in value as natural gas markets improve in the United States from the current depressed values.

•

Enhanced Opportunities to Benefit from Long-Term Growth. The combined company following the merger is expected to provide an attractive portfolio of cash producing assets with existing infrastructure, lease holdings and exploration prospects to drive future growth. The transaction provides financially attractive opportunities to augment growth for FCX, at a time when attractive growth opportunities are limited in the mining business and during a time when oil and gas production is growing in the United States. The combination provides opportunities for the combined company to achieve superior returns through the allocation of capital investments to the highest-potential assets across a broader portfolio of opportunities at any given time.

•

Enhanced Geographic Diversity. The oil and gas assets being acquired are in high quality, onshore and offshore U.S. geologic basins, provide opportunities to expand resource investments in the U.S., and are expected to significantly increase the percentage of the combined company’s earnings generated by U.S. operations as compared to FCX on a standalone basis. Enhanced geographic, commodity and asset diversity is expected to reduce the combined company’s cost of capital and diversify exposure to political and regulatory risks prevalent in the mining industry.

•

Increased Scale. The increased scale of the combined company should permit it to compete more effectively and facilitate future development projects, exploration and acquisitions through increased cash flow, lower cost of capital investment, and the ability to allocate capital to the opportunities with the highest rates of return. While the companies operate in different industries, the FCX Board considered the increased scale as a positive factor in generating long-term returns for shareholders through a larger and well capitalized combined company with a broader portfolio of investment opportunities.

•

Benefits of Combined Expertise. The merger would combine complementary management teams with substantial experience and a record of success in mining and oil and gas operations. The combined human resources of the combined company will include global industry leading capabilities in operational excellence, major project development, technological innovation, exploration, engineering and prudent environmental management. FCX expects to retain PXP’s experienced leadership and technical personnel, who will expand FCX’s organizational capabilities.

•

Terms of the Merger Agreement. The FCX special committee and FCX board of directors reviewed the terms of the merger agreement, including the representations, obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, the circumstances in which each party is permitted to terminate the merger agreement and the related termination fee payable by PXP in the event of termination of the merger agreement under specified circumstances.

•

Special Committee Process. The FCX board of directors recognized that the negotiation of the merger agreement and merger had been directed, overseen, evaluated and recommended by the FCX special committee, and that no member of the FCX special committee served on the board of directors or as a member of management of PXP or MMR.

•

Review and Evaluation. The FCX special committee, with the assistance of its legal and financial advisors and its oil and gas consultants and certain member of FCX’s management, reviewed and evaluated the business, operations, financial condition, earnings and prospects of PXP.

•

Committed Financing. The FCX special committee and FCX board of directors considered their expectation, supported by the financing commitment letters, that FCX would be able to obtain the financing necessary to pay the cash portion of the merger consideration payable under the merger agreement and to finance the other transactions contemplated in connection with the merger, in each case on favorable terms.

The FCX special committee and FCX board of directors also considered the potential risks of the merger and certain other countervailing factors, including the following:

•

Share Price. That the implied value of the merger consideration represented a 38.7% premium over the closing price of PXP common stock on December 4, 2012, the last trading day before the merger agreement was signed.

•

Failure to Close. The risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to FCX if the closing of the merger is not completed timely, or if the merger does not close at all, including the potential impact on FCX’s relationships with employees and third parties.

•

Certain Antitrust-Related Risks. If the merger is completed and the merger with MMR is not completed, that the composition of the boards of directors of FCX and MMR may need to be adjusted in order to comply with the Clayton Antitrust Act.

•	Incurrence of Indebtedness. That FCX will incur significant indebtedness to finance the merger and, if it is also completed, the potential merger with MMR.

•	Shareholder Reaction. The fact that some FCX stockholders would likely react negatively to the merger and, if it is also completed, the potential merger with MMR.

•	Diversion of Focus. The risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger.

•	Transaction Costs. The fact that substantial transaction costs will be incurred in connection with the merger and, if it is also completed, the potential merger with MMR.

•

Litigation. The fact that litigation could occur in connection with the merger and the potential merger with MMR and that such litigation could increase costs and result in a diversion of management focus.

•	Personnel. The fact that business uncertainty pending completion of the merger could have an adverse impact on the ability of FCX to attract, retain and motivate key personnel.

•	Diversification of Operations; Larger Company. The fact that FCX would grow in size but would not have any material operational synergies due to the fact that its expanded operations would be in a different primary industry than FCX’s existing business operations. The FCX special committee and FCX Board also recognized that the larger, more diverse combined company could increase the risk of diverting senior management’s focus from FCX’s global mining operations.

•

Risks Inherent in the Oil and Gas Industry. The risks in the oil and gas industry differ from those in the mining industry and include, among others, risks relating to oil and gas exploration, drilling and development and operating in the deep water of the Gulf of Mexico. The FCX special committee and FCX Board also considered the management team’s experience in understanding and managing oil and gas industry risks.

The FCX special committee and FCX board of directors believe that, overall, the potential benefits of the merger to FCX and FCX’s stockholders outweigh the risks considered by the FCX special committee and FCX board of directors. The FCX special committee and FCX board of directors understood that there can be no assurance of future results, including results considered or expected as described in the factors listed above. It should be noted that this discussion of the reasoning of the FCX special committee and FCX board of directors and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.” Additionally, see “—Certain Unaudited Financial Forecasts Prepared by the Management of PXP” and “—Certain Unaudited Financial Information Prepared by the Management of FCX,” respectively for information regarding the preparation of prospective financial information.

PXP’s Reasons for the Merger; Recommendation of the PXP Board of Directors

The PXP board of directors believes that the merger agreement and the merger are in the best interests of PXP’s stockholders. Accordingly, the PXP board of directors has unanimously approved the entry into the merger agreement, and recommends that PXP stockholders vote “FOR” the adoption of the merger agreement.

As described above under “—Background of the Merger”, the PXP board of directors, prior to and in reaching its decision at its meeting on December 5, 2012, to approve the entry into the merger agreement, consulted on numerous occasions with PXP’s senior executive officers and financial and legal advisors, and considered a variety of factors weighing positively in favor of the transaction, including the following:

•

The merger consideration (on an aggregate basis) of $25.00 in cash plus 0.6531 of a share of FCX common stock per share of PXP common stock (with a combined value equal to $50 per share based upon the closing sale price of FCX common stock on December 4, 2012, the last trading day before the date of the board meeting), represented a premium of:

•	approximately 38.7% over the closing price of PXP common stock on December 4, 2012, the last trading day prior to the entry into the merger agreement;

•	approximately 41.2% and 36.8% over the average closing price of PXP common stock for the 30-day and 60-day periods, respectively, ending with December 4, 2012; and

•	approximately 7.5% and 59.5% above the highest and lowest closing sale price of PXP common stock for the 52-week period ended December 4, 2012, respectively.

•

The potential stockholder value that might result from other alternatives available to PXP, including the alternative of remaining as an independent public company, considering, in particular, the potential for PXP stockholders to share in any future growth of the company and continued costs, risks and uncertainties associated with continuing to operate as a public company.

•	The PXP board’s familiarity with, and understanding of, PXP’s business, assets, financial condition, results of operations, current business strategy and prospects.

•

The reports of management and PXP’s advisors regarding their due diligence review of FCX’s and MMR’s businesses, assets, financial condition, results of operations, business strategy and prospects and the expectation that the merger would be accretive to stockholders of the combined company.

•	The substantial base of resources and reserves owned by FCX, including the size and low cost position of FCX’s Grasberg mine, the world’s largest copper and gold mine in terms of reserves.

•

The strategic nature of the transaction, including the fact that the combination of the PXP, FCX and MMR businesses is expected to (1) create the largest diversified U.S.-based natural resource company with an enterprise value in the top five among global mining peers, (2) increase geographic diversification of the combined company within the U.S. and (3) increase commodity diversification for the combined company.

•

The scale of the combined company, which should permit it to compete more effectively than either PXP, FCX or MMR alone could operate and facilitate through increased cash flow and lower cost of capital investment in future development projects, exploration and acquisitions.

•

The expected lower cost of borrowing given the investment grade rating currently carried and expected to be maintained by FCX after completion of the merger used to fund the cash portion of the merger consideration and future projects.

•	The ability to retain its natural gas assets in the Haynesville shale and Madden fields to be able to participate in the future potential of these fields.

•

The opinion of Barclays described in the section entitled “—Opinion of PXP’s Financial Advisor”, dated December 5, 2012, to the effect that, as of that date, and based upon and subject to the qualifications, limitations and assumptions set forth in its opinion, from a financial point of view, the merger consideration to be offered to holders of PXP common stock pursuant to the merger agreement was fair to such holders.

•	That integration of PXP and FCX would be enhanced by the key members of PXP management that would remain with the combined company.

•

Three members of the PXP board of directors will be appointed to the FCX board of directors upon the consummation of the merger, which is expected to provide a degree of continuity and involvement by PXP directors in the combined company following the transaction.

•

That because PXP stockholders have the right to elect merger consideration in the form of FCX common stock (subject to proration), PXP stockholders would have the opportunity to participate in the equity value of the combined company following the merger. In that regard, the PXP board understood that the volatility of prices for copper, gold and other minerals and oil and natural gas and general stock market conditions could cause the value of the consideration received in the merger to fluctuate, perhaps significantly, following the closing of the merger, but was of the view that on a long-term basis it would be desirable for stockholders to have an opportunity to retain a continuing investment in the combined company following the merger.

•

The PXP board’s expectation, supported by the financing commitment letters, that FCX would be able to obtain the financing necessary to pay the cash portion of the merger consideration payable under the merger agreement and to finance the other transactions contemplated in connection with the merger.

•	The terms and conditions of the merger agreement, including:

•

The blend of stock and cash consideration contemplated by the merger agreement and the ability of PXP stockholders to elect cash and/or stock consideration, subject to the proration provisions of the merger agreement based on the stockholders’ elections.

•

The board’s expectation that the stock portion of the merger consideration will be received tax free by PXP’s stockholders (see “Material United States Federal Income Tax Considerations of the Merger”).

•

The limited nature of the closing conditions included in the merger agreement and the market, industry related and other exceptions to the events that would constitute a material adverse effect on PXP for purposes of the agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the merger.

•

The obligation of FCX to use its reasonable best efforts to take all actions necessary to consummate the financing provided for in the financing commitment letter and, if such financing is unavailable, to use its reasonable best efforts to arrange to obtain alternate financing on terms and conditions not materially less favorable (taken as a whole) to FCX.

•

PXP’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited acquisition proposal, if the board of directors determines in good faith, after consultation with its legal and financial advisors, that such proposal constitutes or is reasonably likely to lead to a transaction that is more favorable to PXP’s stockholders than the merger.

•

The board’s right to change its recommendation to vote in favor of the merger if (1) it has received a superior proposal or (2) upon the occurrence of certain intervening events if, in either case, it determines in good faith (after consultation with outside counsel) that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable law, in each case subject to certain conditions and, if FCX elected to terminate the merger agreement as a result of such change in recommendation, reimbursement of FCX expenses up to $69 million or payment of a $207 million termination fee to FCX (less any amounts paid in respect of FCX expenses).

•

That (1) the termination fee of $207 million (less FCX expenses reimbursed by PXP), representing approximately 3% of the aggregate merger consideration based upon the closing sale price of FCX common stock on December 4, 2012, the last trading date before the date of the board meeting, and (2) the agreement to reimburse FCX for up to $69 million of expenses incurred by FCX in connection with the merger, in each case payable by PXP to FCX under specified circumstances were, in the board’s judgment in consultation with PXP’s counsel and financial advisors, reasonable.

•	The completion of the merger is not conditioned on FCX’s obtaining financing.

•	The requirement that PXP stockholder approval be obtained as a condition to consummation of the merger.

The PXP board of directors also considered the potential adverse impact of other factors weighing negatively against the proposed merger, including the following:

•

That because the merger consideration is a fixed dollar amount and a fixed exchange ratio of FCX common stock, PXP stockholders could be adversely affected by a decrease in the trading price of FCX common stock during the pendency of the transactions and the fact that the merger agreement does not provide PXP with a price-based termination right or other similar protection.

•

That because of the proration procedures set forth in the merger agreement, PXP stockholders who make the cash election or the stock election will not always receive the form of merger consideration that they elect to receive.

•

That, while the merger is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied or waived, and as a result, it is possible that the merger might not be completed even if approved by PXP’s stockholders.

•

The importance to FCX’s business of its ability to continue to operate the Grasberg mine and the risks posed by the Grasberg mine’s location in Papua, Indonesia, including political volatility and periodic occurrences of social unrest, which could have an adverse impact on the combined company.

•

The fact that FCX and its predecessors have participated in the mining and other businesses for many years and are subject to environmental regulation and clean-up activities, the extent of which could be larger and more costly than anticipated.

•	That it is possible that FCX may not be able to obtain all necessary financing to consummate the merger.

•

That the merger agreement contains restrictions on the conduct of PXP’s business prior to completion of the proposed merger, including requiring PXP to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent PXP from undertaking business opportunities that may arise pending completion of the merger.

•	That exchange of shares of PXP common stock for cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes.

•

That the merger agreement imposes limitations on PXP’s ability to solicit alternative transactions prior to closing and does not permit PXP to terminate the merger agreement to accept a superior proposal.

•

That, if the merger agreement is terminated under certain circumstances, PXP would be required to reimburse FCX for its expenses up to $69 million or pay a $207 million termination fee to FCX (less any amounts paid in respect of expenses).

•	Risks of the type and nature described under “Risk Factors.”

The foregoing discussion of the information and factors considered by the PXP board of directors is not exhaustive, but includes the material factors considered by the board. In view of the wide variety of factors, both positive and negative, considered by the PXP board of directors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise seek to assign relative weights to the specific factors that it considered in reaching its determination that the merger agreement and the merger are in the best interests of PXP stockholders. Rather, the PXP board of directors viewed its determinations as being based upon the judgment of its members, in light of the totality of information presented and considered, including the knowledge of such directors of PXP’s business, financial condition and prospects and the advice of financial and legal advisors. In considering the factors described above, individual members of the PXP board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered.

At a meeting held on December 5, 2012, after due consideration with PXP’s management and advisors, the PXP board of directors determined, by unanimous vote, that the merger agreement and the merger are fair to and in the best interests of PXP’s stockholders. The PXP board of directors recommends that PXP stockholders vote:

•	“FOR” the proposal to adopt the merger agreement; and

•	“FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

Opinion of PXP’s Financial Advisor

PXP engaged Barclays to act as PXP’s financial advisor with respect to the transactions. On December 5, 2012, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to PXP’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to the stockholders of PXP in the merger is fair to such stockholders.

The full text of Barclays’ written opinion, dated as of December 5, 2012, is attached hereto as Annex B. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. Holders of PXP common stock are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to PXP’s board of directors, addresses only the fairness, from a financial point of view, of the merger consideration to be offered to the stockholders of PXP and does not constitute a recommendation to any stockholder of PXP as to what form of consideration such stockholder should elect or how such stockholder should vote or act with respect to any other matter relating to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between PXP and FCX and were approved unanimously by PXP’s board of directors. Barclays did not recommend any specific form of consideration to PXP or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, PXP’s underlying business decision to proceed with or effect the proposed transaction or the likelihood of consummation of the proposed transaction. The opinion does not address the relative merits of the proposed transaction as compared to any other transaction or business strategy in which PXP might engage or the Voting and Support Agreement among PXP, FCX and MMR (the “voting and support agreement”) or the MMR merger agreement or the transactions contemplated thereby. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of PXP in the proposed transaction. No limitations were imposed by PXP’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, reviewed and analyzed, among other things:

•	the merger agreement and the specific terms of the proposed transaction;

•

publicly available information concerning PXP, FCX and MMR that Barclays believed to be relevant to its analysis, including each of PXP’s, FCX’s and MMR’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

financial and operating information with respect to the business, operations and prospects of PXP furnished to Barclays by PXP, including financial projections prepared by PXP’s management (the “PXP Projections”);

•

financial and operating information with respect to the business, operations and prospects of FCX furnished to Barclays by FCX, including financial projections prepared by FCX’s management (the “FCX Projections”);

•

estimates of certain (i) proved reserves of oil (including condensate and natural gas liquids) and natural gas, as of December 31, 2011, for PXP as prepared by a third-party reserve engineer and as prepared by management of PXP, (ii) non-proved reserves of oil (including condensate and natural gas liquids) and natural gas, as of December 31, 2011, for PXP as prepared by a third-party reserve engineer and as prepared by management of PXP and (iii) proved reserves and non-proved reserves of oil (including condensate and natural gas liquids) and natural gas, as of October 1, 2012, for the GOM Acquisition as prepared by management of PXP ((i) through (iii) collectively, the “PXP Reserve Reports”);

•

estimates of certain (i) proven and probable reserves of copper, gold, molybdenum, cobalt and silver, as of December 31, 2011, for FCX as prepared by management of FCX and (ii) mineralized materials of copper, molybdenum, gold, cobalt and silver, as of December 31, 2011, for FCX as prepared by the management of FCX ((i) and (ii) collectively, the “FCX Reserve Report”);

•

the trading histories of PXP Common Stock and FCX Common Stock from December 6, 2010 to December 3, 2012 and a comparison of those trading histories with each other and those of other companies that Barclays deemed relevant;

•	a comparison of the historical financial results and present financial condition of PXP and FCX with those of other companies that Barclays deemed relevant;

•	a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	the potential pro forma impact of the proposed transaction on the current and future financial performance and credit profile of the combined company;

•	published estimates by independent equity research analysts with respect to the future financial performance of PXP and FCX;

•	the relative contributions of PXP and FCX to the current and future financial performance of the combined company on a pro forma basis; and

•	the voting and support agreement and the MMR merger agreement.

In addition, Barclays had discussions with the managements of PXP and FCX concerning their respective businesses, operations, assets, liabilities, financial conditions, dividend policies, equity liquidity and prospects and undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and has not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the managements of PXP and FCX that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the PXP Projections, upon advice of PXP, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of PXP as to PXP’s future financial performance and that PXP would perform substantially in accordance with such projections. With respect to the PXP Reserve Reports, Barclays discussed these reports with the management of PXP and upon advice of PXP, Barclays assumed that the PXP Reserve Reports were a reasonable basis upon which to evaluate the proved and non-proved reserve levels of PXP. Barclays relied on the PXP Projections and PXP Reserve Reports in arriving at its opinion. With respect to the FCX Projections, upon advice of PXP and FCX, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of FCX as to the future financial performance of FCX and that FCX will perform substantially in accordance with such projections. With respect to the FCX Reserve Report, Barclays discussed this report with the managements of PXP and FCX and upon advice of PXP and FCX, assumed that the FCX Reserve Report was a reasonable basis upon which to evaluate the proven and probable reserves and mineralized materials of FCX. Barclays relied on the FCX Projections and FCX Reserve Report in arriving at its opinion. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of PXP or FCX and did not make or obtain any evaluations or appraisals of the assets or liabilities of PXP or FCX. In addition, Barclays was not authorized by PXP to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of PXP’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, December 5, 2012. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after the delivery of its opinion to PXP on December 5, 2012. In addition, Barclays expressed no opinion as to the prices at which shares of (i) PXP Common Stock or FCX Common Stock would or will trade at any time following the announcement of the proposed transaction or (ii) FCX Common Stock will trade at any time following the consummation of the proposed transaction. Barclays’ opinion should not be viewed as providing any assurance that the market value of the FCX Common Stock to be received by stockholders of PXP who elect to receive such FCX Common Stock at the Exchange Ratio in the proposed transaction, and assuming no proration, will be in excess of the market value of common stock of PXP owned by such stockholders at any time prior to the announcement or consummation of the proposed transaction.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of PXP Common Stock or FCX Common Stock but rather made its determination as to fairness, from a financial point of view, to PXP’s stockholders of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to PXP’s board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PXP or any other parties to the proposed transaction. None of PXP, FCX, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Summary of Analyses

The following is a summary of the material financial analyses performed by Barclays with respect to PXP and FCX in preparing Barclays’ opinion:

•	net asset valuation analysis;

•	discounted cash flow analysis;

•	comparable company analysis;

•	in the case of PXP, comparable transactions analysis;

•	analysis of equity research analyst price targets; and

•	in the case of FCX, analysis of equity research analyst net asset value estimates.

Each of these methodologies was used to generate reference enterprise or equity value ranges for each of PXP and FCX, respectively. Based on discussions with the management of PXP, the enterprise value ranges for each company were adjusted for estimates of appropriate on-balance sheet and off-balance sheet assets and liabilities, as of December 31, 2012, to arrive at implied equity value ranges (in aggregate dollars) for each company, respectively, including, as applicable without limitation, for PXP: the assumed value of PXP’s ownership of approximately 51 million common shares of MMR; the estimated value of the third-party minority interest in Plains Offshore Operations Inc. (“POI”); the estimated value of PXP’s commodity hedging portfolio; the net present value of future income tax savings expected to result from PXP’s historical net operating losses; the estimate of the value for PXP’s asset retirement obligations and the net estimated value for PXP’s cash-settled restricted stock units, stock appreciation rights and tax withholding amounts and for FCX: the liquidation preference value of 500,000 shares of MMR’s 5 3/4% Convertible Perpetual Preferred Stock; a range of estimated values for FCX’s asset retirement obligations; the estimated value of FCX’s noncontrolling interests; a range of estimated values for FCX’s reclamation and environmental obligations; a range of estimated values for FCX’s contingent obligations for foreign jurisdiction taxes and a range of estimated values for FCX’s pension obligations. The implied equity value ranges for each of PXP and FCX, respectively, were then divided by diluted shares outstanding, comprised of primary shares and incorporating the dilutive effect of outstanding options, restricted stock and stock-settled restricted stock units and stock appreciation rights using the treasury share method, as applicable, in order to derive implied equity value ranges per share for each company.

The implied equity value ranges per share of PXP common stock were compared to the implied value, as of December 4, 2012, of the merger consideration of $50.00 per PXP share to be offered to PXP stockholders in the transaction (based on FCX’s closing stock price as of December 4, 2012). In addition, the implied equity value ranges per share of FCX common stock were compared to FCX’s closing stock price of $38.40 on December 3, 2012.

In addition to analyzing the value of the common stock of PXP and FCX, Barclays also analyzed and reviewed: (i) the daily historical closing prices of PXP Common Stock and FCX Common Stock for the period from December 6, 2010 to December 3, 2012; (ii) certain publicly available information related to selected corporate transactions to calculate the amount of premiums paid by the acquirers to the acquired company’s stockholders; (iii) the relative income statement and cash flow contribution of PXP and FCX to the pro forma combined company and (iv) the pro forma impact of the transaction on the current and future financial performance and credit profile of the combined company for (a) projected estimates for 2013, 2014, 2015 and 2016 for earnings per share (“EPS”) and discretionary cash flow per share (“DCFPS”) for the combined company based on the PXP Projections and the FCX Projections and (b) projected estimates for 2013 and 2014 for EPS and DCFPS for the combined company based on consensus estimates published by Institutional Brokers’ Estimate System (“I/B/E/S Estimates”).

In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of PXP and FCX, and the particular circumstances of the transaction, Barclays made qualitative judgments as to the significance and relevance of each analysis. In addition, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PXP and FCX. Such qualitative judgments and assumptions of Barclays were made following discussions with the management of each of PXP and FCX. Accordingly, the methodologies and the implied common equity value ranges per share derived therefrom must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied common equity value ranges per share without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Barclays’ opinion.

The implied equity value ranges per share, derived using the various valuation methodologies listed above, supported the conclusion that the merger consideration to be offered to the stockholders of PXP was fair, from a financial point of view, to such stockholders.

Net Asset Valuation Analysis

With respect to the net asset valuation analysis for PXP, Barclays estimated the present value of the future after-tax cash flows expected to be generated per the PXP Reserve Reports and based on reserve, production and capital cost estimates as of the dates of the PXP Reserve Reports. The present value of the future after-tax cash flows was determined using a range of discount rates and risking factors and assuming a tax rate of 35%. Barclays assumed a range of discount rates and risking factors based on reserve category and location, as discussed with PXP management. The net asset valuation analysis was performed under four commodity price scenarios (PXP Case I, PXP Case II, PXP Case III and PXP Case IV), which are described below. All assumptions were applied consistently to each reserve category across each of the four commodity price scenarios.

Certain of the natural gas and oil price scenarios employed by Barclays were based on (i) in the case of Brent crude oil (“Brent”), the cash-settled contract traded on the Intercontinental Exchange Inc., which represents a benchmark price for crude oil production in the North Sea and global waterborne crude oil and (ii) in the case of natural gas, the benchmark price for New York Mercantile Exchange prices for Henry Hub, Louisiana delivery for natural gas (“HHUB”). Brent oil price quotations are stated in dollars per barrel, or Bbl, of crude oil. Adjustments were made to Brent prices to reflect location and quality differentials. HHUB price quotations are stated in dollars per million British Thermal Units, or MMBtu heating value equivalents. Adjustments were made to HHUB pricing for location and quality differentials including the heating value equivalents per thousand cubic feet of natural gas.

The following table summarizes the natural gas and oil price scenarios Barclays employed to estimate future after-tax cash flows for each of the reserve categories Barclays considered for the PXP Reserve Reports. PXP Case IV reflects the Brent and HHUB strip as of the close of business on December 3, 2012.

	2013E	2014E	2015E	2016E	2017E	Thereafter
Oil—Brent ($/bbl)
PXP Case I	$95.00	$95.00	$95.00	$95.00	$95.00	$95.00
PXP Case II	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00
PXP Case III	$105.00	$105.00	$105.00	$105.00	$105.00	$105.00
PXP Case IV	$107.80	$102.93	$98.58	$95.13	$92.31	$92.31
Gas—HHUB ($/MMBtu)
PXP Case I	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00
PXP Case II	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00
PXP Case III	$4.00	$4.00	$4.00	$4.00	$4.00	$4.00
PXP Case IV	$3.73	$4.10	$4.27	$4.42	$4.60	$4.60

The net asset valuation analysis yielded valuations for PXP that implied an equity value range of $31.81 to $49.46 per PXP share for PXP Case I, an equity value range of $38.82 to $58.33 per PXP share for PXP Case II, an equity value range of $46.04 to $67.59 per PXP share for PXP Case III and an equity value range of $32.38 to $50.89 per PXP share for PXP Case IV, respectively. Barclays noted that the implied value, as of December 4, 2012, of the merger consideration of $50.00 per PXP share (based on the FCX closing price on December 4, 2012) to be offered to PXP’s stockholders in the transaction was above the implied equity value per range per PXP share in PXP Case I and in line with the implied equity value range per PXP share in PXP Case II, PXP Case III and PXP Case IV, respectively.

With respect to the net asset valuation analysis for FCX, Barclays estimated the present value of the future after-tax cash flows expected to be generated pursuant to the life-of-mine estimates as provided by FCX management and based upon the FCX Reserve Report. The present value of the future after-tax cash flows was determined using a range of real discount rates of 8.0% to 12.0% and assuming a corporate tax rate of 34.5% and incorporating cash taxes on a mine by mine basis as per projections provided by FCX management. As discussed with the management of PXP, the discount rates were based on Barclays’ analysis in accordance with the capital asset pricing model of the weighted average cost of capital for FCX as well as the weighted average cost of capital for companies in the mining sector of relatively similar size and with relatively similar credit ratings as FCX.

With respect to FCX, the net asset valuation analysis was performed under two commodity price scenarios for copper: (i) a scenario prepared by FCX’s management, NAV—$3.50 Cu Case (“FCX NAV Case I”) and (ii) a sensitivity analysis adjusted for estimates assuming a flat $3.15 per pound copper price, NAV—$3.15 Cu Case (“FCX NAV Case II”). In FCX NAV Case I, a flat $3.50 per pound copper price was applied to the FCX Reserve Report for the entire period of the report. In FCX NAV Case II, a flat $3.15 per pound copper price was applied to the FCX Reserve Report for the entire period of the report. In both cases, gold, molybdenum, cobalt and silver prices were held flat throughout the entire period of the FCX Reserve Report at $1,600.00 per troy ounce of gold, $14.00 per pound of molybdenum, $15.00 per pound of cobalt and $30.00 per troy ounce of silver. Barclays added to such estimated values for FCX’s proven and probable reserves an estimate of value for in-situ mineralized material of copper, gold, molybdenum, cobalt and silver, as of December 31, 2011, on a copper-equivalent basis (“CuEq”).

The net asset valuation analyses yielded valuations for FCX that implied an equity value range of $48.93 to $65.88 per FCX share for FCX NAV Case I and $42.01 to $56.85 per FCX share for FCX NAV Case II, respectively, as compared to FCX’s closing stock price of $38.40 on December 3, 2012.

Discounted Cash Flow Analysis

In order to estimate the present values of PXP common stock and FCX common stock, Barclays performed discounted cash flow analyses of each of PXP and FCX. A discounted cash flow analysis is a traditional valuation methodology used to derive the valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value range of PXP using discounted cash flow analysis, Barclays added (i) projected after-tax unlevered free cash flows for fiscal years 2013 through 2016 based on the PXP Projections, as adjusted by PXP management for strip prices as of November 1, 2012 to (ii) the “terminal value” of PXP, as of December 31, 2016, and discounted such amounts to their net present value using a range of selected discount rates. Specifically, Barclays used a discount rate range of 10.0% to 12.0%. The discount rates were based on Barclays’ analysis in accordance with the capital asset pricing model of the weighted average cost of capital for PXP as well as the weighted average cost of capital for oil and gas exploration and production (“E&P”) companies with similar size and similar credit ratings, as applicable. The residual value of PXP at the end of the forecast period, or “terminal value”, was estimated by applying enterprise value multiples ranging from 4.5x to 5.5x to PXP’s 2016 estimate of earnings before interest, taxes and depreciation and amortization (“EBITDA”). Such enterprise value multiples were derived using information from the comparable companies analysis and based upon Barclays’ professional judgment. The enterprise value range for PXP yielded by the PXP discounted cash flow analysis implied an equity value range for PXP of $33.97 to $57.25 per PXP share, which Barclays noted was in line with the implied value, as of December 4, 2012, of the merger consideration to offered to PXP stockholders in the transaction of $50.00 per PXP share (based on FCX’s closing stock price as of December 4, 2012).

With respect to FCX, the discounted cash flow analysis was performed under two commodity price scenarios: (i) a scenario prepared by FCX’s management, Discounted Cash Flow Analysis—$3.50 Cu Case (“FCX DCF Case I”) and (ii) a sensitivity analysis assuming a flat copper price of $3.15 per pound, Discounted Cash Flow Analysis—$3.15 Cu Case (“FCX DCF Case II”). To calculate the estimated enterprise value ranges in the discounted cash flow analyses for FCX, Barclays analyzed after-tax unlevered free cash flows for fiscal years 2013 through 2016 to (ii) the terminal value of FCX, as of December 31, 2016, and discounted such amounts to their net present value using a range of selected discount rates. For FCX DCF Case I, the unlevered free cash flows for the fiscal years 2013 through 2016 were based on the FCX Projections. For FCX DCF Case II, the unlevered free cash flows for the fiscal years 2013 through 2016 were based on the FCX Projections as adjusted for estimates assuming a flat $3.15 per pound copper price over the period. For each case, Barclays used a nominal discount rate range of 10.5% to 14.5%. The discount rates were based on Barclays’ analysis in accordance with the capital asset pricing model of the weighted average cost of capital for FCX as well as the weighted average cost of capital for mining companies with similar size and similar credit ratings, as applicable. The terminal value of FCX at the end of the forecast period was estimated by applying enterprise value multiples ranging from 4.5x to 5.5x to the estimate of the average EBITDA for the 3-year period from 2014 through 2016 for FCX for each of FCX DCF Case I and FCX DCF Case II, respectively. Such enterprise value multiples were derived using information from the comparable companies analysis and based upon Barclays’ professional judgment. The enterprise value ranges for FCX yielded by the FCX discounted cash flow analyses implied an equity value range for FCX of $44.66 to $54.55 per FCX share under FCX DCF Case I and $35.44 to $45.38 per FCX share under FCX DCF Case II, respectively. Barclays noted that the implied equity value ranges under FCX DCF Case I and FCX DCF Case II of the discounted cash analyses compare to FCX’s closing share price on December 3, 2012 of $38.40 per share.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to PXP and FCX companies selected by Barclays based on Barclays’ experience in the E&P and mining industries.

With respect to PXP, Barclays reviewed the public stock market trading multiples for the following companies. Barclays selected the following companies based on its experience in the E&P sector and included all of the companies it deemed relevant because of their generally similar size and asset characteristics including but not limited to, the percentage of oil versus natural gas, the percentage of proved undeveloped reserves to total proved reserves and the proved reserve life (calculated as pro forma proved reserves divided by the latest daily production annualized) in each of the companies’ portfolios as compared to PXP. The companies selected were:

•	Berry Petroleum Company

•	Cimarex Energy Co. (“Cimarex”)

•	Continental Resources, Inc.

•	Concho Resources Inc. (“Concho”)

•	Newfield Exploration Company

•	Noble Energy, Inc. (“Noble”)

•	Pioneer Natural Resources Company (“Pioneer”)

•	SandRidge Energy, Inc. (“SandRidge”)

•	SM Energy Company

•	Whiting Petroleum Corporation

Using publicly available information, Barclays calculated and analyzed enterprise value multiples of each comparable company’s earnings before interest, taxes, depreciation and amortization and exploration expense (“EBITDAX”) for 2013 and 2014 based on I/B/E/S Estimates and proved reserves (based on a barrel of oil equivalent basis assuming a conversion ratio of natural gas to oil of 6 to 1 (“BOE”)) and latest daily production (based on a barrel of oil equivalent per day (“BOEpd”) basis), pro forma for acquisition and divestiture activity. The enterprise value of each comparable company was obtained by adding its outstanding debt to the sum of the market value of its common stock using its closing stock price as of December 3, 2012, the book value of its preferred stock and the book value of any minority interest minus its cash balance, as appropriate. Barclays calculated the enterprise multiples of proved reserves and latest daily production by dividing each company’s calculated enterprise value by its proved reserves and latest daily production, respectively. In addition, Barclays calculated and analyzed equity value multiples of each comparable company’s DCFPS for 2013 and 2014 based on I/B/E/S Estimates. The results of the PXP comparable company analysis are summarized below:

Multiple Range of Comparable Companies of PXP
Enterprise Value as a Multiple of:	Low	Median	High
2013E EBITDAX	3.8x	5.0x	6.7x
2014E EBITDAX	3.1x	4.3x	5.6x
12/31/11 Pro Forma Proved Reserves ($/BOE)	$9.87	$17.22	$30.50
Latest Daily Production ($/BOEpd)	$45,707	$80,167	$155,660
Equity Value as a Multiple of:
2013E DCFPS	2.5x	3.9x	6.3x
2014E DCFPS	2.1x	3.3x	5.2x

Barclays selected the comparable companies listed above because their business and operating profiles are reasonably similar to that of PXP. However, because of the inherent differences between the business, operations and prospects of PXP and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of PXP and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between PXP and the selected companies included in the comparable company analysis. Based upon these judgments, Barclays comparable company analysis yielded an equity value range for PXP of $35.91 to $57.44 per PXP share, which Barclays noted was in line with the implied value, as of December 4, 2012, of the merger consideration of $50.00 per PXP share to be offered to the PXP’s stockholders in the transaction (based on the FCX closing stock price on December 4, 2012).

With respect to FCX, Barclays reviewed the public stock market trading multiples for the following companies. Barclays selected the following companies based on its experience in the mining sector and included all of the companies which it deemed relevant to its analysis of FCX. In the case of the copper producers, the companies were selected because copper industry fundamentals have a substantial impact on their financial and operating performance, similar to the case with FCX. In the case of the diversified producers, the companies were selected because they are principally mining companies and the overall scale of their businesses and operations is considered similar to the businesses and operations of FCX:

Copper Producers

•	Antofagasta PLC

•	First Quantum Minerals Ltd.

•	Inmet Mining Corporation

•	Kazaknmys PLC

•	KGHM Polska Miedź Spółka Akcyjna

•	Southern Copper Corp.

•	Lundin Mining Corporation

Diversified Producers

•	Anglo American PLC

•	BHP Billiton Limited (“BHP”)

•	Glencore International PLC

•	Rio Tinto Ltd.

•	Teck Resources Limited

•	Vale S.A.

•	Xstrata PLC

Using publicly available information, Barclays calculated and analyzed enterprise value multiples of each comparable company’s EBITDA based on I/B/E/S Estimates. For the copper producers, Barclays also analyzed enterprise value multiples of proven and probable reserves on a CuEq basis pro forma for acquisition and divestiture activity. The enterprise value of each comparable company was obtained by adding its outstanding debt to the sum of the market value of its common stock using its closing stock price as of December 3, 2012, the book value of its preferred stock, the book value of any minority interest and values for other on-balance sheet and off-balance sheet assets and liabilities minus its cash balance, as appropriate. For the copper producers, Barclays calculated the enterprise multiple of reserves by dividing each company’s calculated enterprise value by its reported CuEq proven and probable reserves. In addition, Barclays calculated and analyzed equity value multiples of each comparable company’s DCFPS and EPS for 2012, 2013 and 2014 based on I/B/E/S Estimates. The results of the FCX comparable company analysis are summarized below:

Multiple Range of Comparable Companies of FCX
	Low		Median		High
Enterprise Value as a Multiple of:
Copper Producers
2012E EBITDA	4.7x		6.0x		8.6x
2013E EBITDA	5.4x		5.7x		7.9x
2014E EBITDA	5.3x		5.5x		7.3x
12/31/11 Pro Forma Reserves (¢/CuEq)	14.3	¢	31.1	¢	71.8	¢
Diversified Producers
2012E EBITDA	5.7x		7.1x		12.3x
2013E EBITDA	4.7x		6.4x		9.4x
2014E EBITDA	4.6x		5.5x		7.9x
Equity Value as a Multiple of:
Copper Producers
2012E DCFPS	6.1x		8.5x		12.4x
2013E DCFPS	7.1x		7.7x		15.3x
2014E DCFPS	6.5x		8.1x		11.6x
2012E EPS	7.2x		14.3x		18.4x
2013E EPS	7.7x		12.2x		14.3x
2014E EPS	7.7x		11.7x		14.4x
Diversified Producers
2012E DCFPS	6.0x		6.9x		9.1x
2013E DCFPS	4.9x		6.2x		8.1x
2014E DCFPS	4.3x		5.6x		7.3x
2012E EPS	6.7x		12.3x		13.5x
2013E EPS	5.9x		9.8x		12.1x
2014E EPS	5.6x		8.3x		10.7x

Barclays selected the comparable companies listed above because their business and operating profiles are reasonably similar to that of FCX. However, because of the inherent differences between the business, operations and prospects of FCX and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of FCX and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between FCX and the selected companies included in the comparable company analysis. Based upon these judgments, Barclays comparable company analysis yielded an equity value range for FCX of $37.74 to $53.01 per FCX share as compared to FCX’s closing stock price of $38.40 on December 3, 2012.

Comparable Transactions Analysis

With respect to the comparable transactions analysis for PXP, Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays deemed relevant based on its experience with merger and acquisition transactions, specifically in the E&P industry. Barclays chose such E&P transactions based on, among other things, the similarity of the applicable target companies to PXP with respect principally to size and domestic focus. The criteria used in selecting, from the IHS Herold database, the selected transactions analyzed included all of the transactions: (i) announced since January 1, 2002, (ii) involving the purchase of 100% of the capital stock of target companies whose principal activities were in the United States, (iii) with an upstream transaction value in excess of $1 billion, and (iv) with proved reserve detail of the target companies, including a breakdown of proved oil reserves. The following list sets forth the transactions analyzed based on such characteristics, and the date each transaction was announced.

•	Three Rivers Operating Company Inc.—Investor Group / Concho (5/13/2012)

•	Dynamic Offshore Resources, Inc.—Investor Group / SandRidge (2/2/2012)

•	Cordillera Corp.—Investor Group / Apache Corporation (“Apache”) (1/23/2012)

•	Petrohawk Energy Corporation (“Petrohawk”) / BHP (7/15/2011)

•	Atlas Energy, Inc. (“Atlas”) / Chevron Corporation (11/9/2010)

•	Marbob Energy Corp. / Concho (7/20/2010)

•	Arena Resources, Inc. / SandRidge (6/2/2010)

•	Mariner Energy, Inc. / Apache (4/15/2010)

•	XTO Energy Inc. (“XTO”) / Exxon Mobil Corporation (12/14/2009)

•	Encore Acquisition Company / Denbury Resources Inc. (11/1/2009)

•	Atlas America Inc. / Atlas (4/27/2009)

•	Hunt Petroleum Corp. et al / XTO (6/10/2008)

•	Bois d’Arc Energy, Inc. / Stone Energy Corporation (4/30/2008)

•	Pogo Producing Company / PXP (7/17/2007)

•	The Houston Exploration Company / Forest Oil Corp. (1/7/2007)

•	American Real Estate Holdings Limited Partnership—Investor Group / SandRidge (9/8/2006)

•	Kerr-McGee Corporation (“Kerr-McGee”) / Anadarko Petroleum Corp. (“Anadarko”) (6/23/2006)

•	Western Gas Resources Inc. / Anadarko (6/23/2006)

•	Chief Oil & Gas LLC / Devon Energy Corporation (“Devon”) (5/2/2006)

•	KCS Energy, Inc. / Petrohawk (4/21/2006)

•	Remington Oil And Gas Corporation / Helix Energy Solutions Group, Inc. (1/23/2006)

•	Burlington Resources Inc. / ConocoPhillips (12/12/2005)

•	Columbia Natural Resources / Chesapeake Energy Corporation (10/3/2005)

•	Spinnaker Exploration Company / Norsk Hydro ASA (9/19/2005)

•	Magnum Hunter Resources Corporation / Cimarex (1/26/2005)

•	Antero Resources LLC—Investor Group / XTO (1/11/2005)

•	Patina Oil & Gas Corporation / Noble (12/16/2004)

•	Evergreen Resources Inc. / Pioneer (5/4/2004)

•	Tom Brown Inc. / Encana Corporation (4/15/2004)

•	Westport Resources Corporation / Kerr-McGee (4/7/2004)

•	Ocean Energy Inc. / Devon (2/24/2003)

Using publicly available information, Barclays calculated and analyzed enterprise multiples of proved reserves and latest daily production in the selected comparable transactions. Barclays calculated the enterprise value multiples of proved reserves and latest daily production by dividing each transaction’s purchase price less the assumed value of non-E&P assets acquired by the disclosed proved reserves and daily production, respectively. The results of the comparable transaction analysis are summarized below:

	Multiple Range of Comparable Transactions of PXP
	Low	Median	High
Enterprise Value as a Multiple of:
Proved Reserves ($/BOE)	$8.60	$18.38	$41.62
Latest Daily Production ($/BOEpd)	$32,270	$91,495	$281,858

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of PXP and the companies included in the comparable transaction analysis. Accordingly, Barclays believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the merger which would affect the acquisition values of the selected target companies and PXP. Based upon these judgments, Barclays comparable transactions analysis yielded an equity value range for PXP of $39.42 to $64.38 per PXP share, which Barclays noted was in line with the implied value, as of December 4, 2012, of the merger consideration of $50.00 per PXP share to be offered to the PXP’s stockholders in the transaction (based on the FCX closing stock price on December 4, 2012).

Analysis of Equity Research Analyst Price Targets

Barclays evaluated the publicly available price targets of PXP and FCX published by independent equity research analysts associated with various Wall Street firms. Barclays used these research analyst price targets to calculate implied equity value per share ranges for each of PXP and FCX. Barclays’ analysis of equity research analyst price targets for PXP implied an equity value range for PXP of $42.00 to $78.00 per share, which was in line with the implied value, as of December 4, 2012, of the merger consideration of $50.00 per PXP share to be offered to PXP stockholders in the merger (based on FCX’s closing stock price on December 4, 2012). Barclays’ analysis of equity research analyst price targets for FCX implied an equity value range for FCX of $40.00 to $63.00 per FCX share, as compared to FCX’s closing stock price of $38.40 on December 3, 2012.

Analysis of Equity Research Analyst Net Asset Value Estimates

Barclays evaluated the publicly available net asset value estimates of FCX published by independent equity research analysts associated with various Wall Street firms. Barclays used these research net asset value estimates, where applicable and available, as a reference point to provide background information and perspective. With respect to FCX, Barclays noted that the range of low and high net asset value estimates of equity research analysts as of December 3, 2012 was $38.97 to $73.48 per FCX share and that FCX’s closing stock price was $38.40 per FCX share on December 3, 2012.

Historical Common Stock Trading Analysis

To provide background information and perspective with respect to the historical share prices of PXP common stock and FCX common stock, Barclays reviewed and analyzed the daily historical closing prices of PXP common stock and FCX common stock for the period from December 6, 2010 to December 3, 2012. With respect to PXP, Barclays noted that the range of low and high trading prices of PXP common stock for the 52-week period ended December 3, 2012 was $30.12 to $47.13 per PXP share. Barclays noted that the implied value, as of December 4, 2012, of the merger consideration to be offered to PXP stockholders in the transaction was $50.00 per PXP share (based on the FCX closing stock price on December 4, 2012). With respect to FCX, Barclays noted that the range of low and high trading prices of FCX common stock for the 52-week period ended December 3, 2012 was $31.08 to $48.96 per FCX share and that FCX’s closing stock price was $38.40 per FCX share on December 3, 2012.

Premiums Analysis

Barclays reviewed certain publicly available information related to selected corporate transactions to calculate the amount of the premiums paid by the acquirers to the acquired company’s stockholders. Barclays analyzed all domestic corporate E&P transactions announced for the period from May 7, 2001 to December 3, 2012 with total transaction values in excess of $1 billion and with a merger consideration structure which included stock consideration in excess of 40% of the total merger consideration. For each of the precedent transactions analyzed, Barclays calculated the premiums paid by the acquirer by comparing the per share purchase price in each transaction to the historical stock price of the acquired company as of 1-day, 5-days, and 30-days prior to the announcement date as well as based upon the 52-week high prior to the announcement date. Barclays compared the premiums paid in the precedent transactions to the premium levels in the transaction based on closing prices as of December 3, 2012. The table below sets forth the summary results of the analysis:

	Percentage Premium / (Discount) to the Closing Price Prior to Transaction Announcement
	1-Day	5-Days	30-Days	52-Week High
Selected corporate E&P transactions
Median	20.9%	20.9%	24.7%	10.1%
Mean	21.4%	21.9%	25.4%	9.0%
High	44.9%	54.6%	68.1%	44.9%
Low	7.8%	1.3%	(5.1%)	(19.4%)
Implied premium based on the merger consideration of $50.00 per PXP share (As of December 3, 2012 close)	40.4%	43.7%	38.5%	6.1%

Contribution Analysis

Barclays reviewed and analyzed the relative income statement and cash flow contribution of PXP and FCX to the combined company based on 2012, 2013, 2014, 2015 and 2016 estimated financial data based on the PXP Projections and the FCX Projections, respectively. This analysis was performed prior to the pro forma impact of any merger adjustments. Barclays noted that this analysis indicated that PXP will contribute 22.7%, 33.7%, 33.7%, 32.0% and 31.3% of the combined company’s pro forma estimated discretionary cash flow in 2012, 2013, 2014, 2015 and 2016, respectively. In addition, Barclays noted that this analysis indicated that PXP will contribute 5.3%, 13.1%, 14.8%, 15.6% and 14.5% of the combined company’s pro forma estimated net income in 2012, 2013, 2104, 2015 and 2016, respectively. Barclays noted that PXP’s share of the combined company’s total pro forma equity market value assuming PXP equity market value at the implied value, as of December 4, 2012, of the merger consideration of $50.00 per PXP share (based on the FCX closing price on December 4, 2012) and FCX’s equity market value based on FCX’s closing share price of $38.40 per FCX share as of December 3, 2012 was 15.5%. Barclays also reviewed and analyzed PXP’s contribution of EBITDA to the combined company’s pro forma estimated total EBITDA for these same periods. Barclays noted that PXP will contribute 20.6%, 28.8%, 27.6%, 26.3% and 24.1% to the combined company’s pro forma estimated EBITDA in 2012, 2013, 2014, 2015 and 2016, respectively. Barclays noted that PXP’s share of the combined company’s total pro forma enterprise value assuming PXP enterprise value at the implied value, as of December 4, 2012, of the merger consideration of $50.00 per PXP share (based on FCX’s closing stock price on December 4, 2012) and FCX’s enterprise value based on FCX’s closing share price of $38.40 per FCX share as of December 3, 2012 was 28.6%. Barclays notes that the primary shortcoming of contribution analysis is that it treats all cash flow and earnings the same regardless of capitalization, expected growth rates, upside potential, risk profile or credit profile.

Pro Forma Merger Consequences Analysis

Barclays reviewed and analyzed the pro forma impact of the transaction on projected EPS and DCFPS for each of 2013, 2014, 2015 and 2016 using (a) the PXP Projections and the FCX Projections (the “Management Case Pro Forma Merger Analysis”) and (b) the consensus I/B/E/S Estimates for PXP and FCX for 2013 and 2014 (the “Consensus Case Pro Forma Merger Analysis”), respectively. With respect to the Management Case Pro Forma Merger Analysis, Barclays noted that pro forma EPS would be dilutive to FCX standalone EPS for 2013 and pro forma EPS would be accretive to FCX standalone EPS for each of 2014, 2015 and 2016, respectively. In addition, Barclays noted that pro forma DCFPS would be accretive to FCX standalone DCFPS in each of 2013, 2014, 2015 and 2016, respectively. With respect to the Consensus Case Pro Forma Merger Analysis, Barclays noted that pro forma EPS would be dilutive to FCX standalone EPS in each of 2013 and 2014 and that pro forma DCFPS would be accretive to FCX standalone DCFPS in each of 2013 and 2014.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. PXP’s board of directors selected Barclays because of its familiarity with PXP and FCX, and because of Barclays’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, knowledge of the industries in which PXP and FCX operate, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to PXP in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, PXP will pay Barclays a fee of $28 million upon completion of the proposed transaction (the “success fee”). PXP has paid Barclays, upon delivery of the opinion by Barclays, a fee of $5 million, which is creditable against the success fee. In addition, PXP has agreed to reimburse Barclays for a portion of its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by PXP and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for PXP, FCX and their affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for PXP and its affiliates, for which Barclays received customary compensation: (i) in October 2012, Barclays acted as joint bookrunner on PXP’s $3,000 million senior notes offering; (ii) in September 2012, Barclays acted as financial advisor on PXP’s $6,100 million GOM Acquisition and Barclays acted as an underwriter in the bank group providing the initial acquisition financing for the GOM Acquisition; (iii) in April 2012, Barclays acted as joint bookrunner on PXP’s $750 million senior notes offering; (iv) in November 2011, Barclays acted as joint bookrunner on PXP’s $1,000 million senior notes offering; (v) in November 2011, Barclays acted as financial advisor on PXP’s $181 million divestiture of properties in South Texas; (vi) in November 2011, Barclays acted as financial advisor on PXP’s $600 million divestiture of properties in the Texas Panhandle; (vii) in October 2011, Barclays acted as financial advisor on PXP’s $450 million divestiture of a 20% equity interest in POI, which had been established as a wholly owned subsidiary of PXP to hold all PXP’s then-held interests in the Gulf of Mexico; (viii) in March 2011, Barclays acted as joint bookrunner on PXP’s $600 million senior notes offering; (ix) in December 2010, Barclays acted as financial advisor on PXP’s $818 million divestiture of properties in the Gulf of Mexico to McMoRan Exploration; (x) Barclays is currently a lender under PXP’s revolving credit facility; (xi) Barclays is currently a lender under POI’s revolving credit facility and (xi) Barclays has served and continues to serve as a counterparty to PXP on certain commodity hedging and trading transactions. In the past two years, Barclays has received aggregate fees of approximately $27.5 million from PXP and its affiliates in connection with the above-referenced investment banking and financial services, which excludes any fees paid to or expected to be paid to Barclays in respect of the proposed transaction. In addition Barclays has served and continues to serve as a counterparty to FCX on certain commodity hedging and trading transactions and foreign currency derivative transactions, for which Barclays has received customary compensation.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of PXP and FCX and their respective affiliates for Barclays’ own account and for the accounts of Barclays’ customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

The opinion, the issuance of which was approved by the Barclays Valuation and Fairness Opinion Committee, is addressed to the PXP board of directors, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of PXP and does not constitute a recommendation to any stockholder of PXP as to what form of consideration such stockholder should elect or how such stockholder should vote or act with respect to any other matter relating the proposed transaction or any other matter.

Certain Unaudited Financial Forecasts Prepared by the Management of PXP

In connection with the proposed merger, PXP’s management prepared forecasts that included expected future financial and operating performance. These forecasts were based on projections used for regular internal planning purposes and are referred to as the “PXP financial forecasts.”

The PXP financial forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the PXP financial forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond FCX’s and PXP’s control. The assumptions and estimates used to create the PXP financial forecasts involve judgments made with respect to, among other things, growth of revenue and production, industry activity in the oil and gas sector, future supply, demand and prices of commodities including crude oil and natural gas, general domestic and foreign economic, regulatory and political conditions, levels of operating expenses and matters specific to the business of PXP, all of which are difficult to predict and many of which are outside of FCX’s and PXP’s control. The PXP financial forecasts also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the merger, or any other changes that may in the future affect PXP or its assets, businesses, operations, properties, policies, corporate structures, capitalization and management as a result of the merger or otherwise.

The inclusion of the PXP financial forecasts in this proxy statement/prospectus should not be regarded as an indication that FCX, PXP or any of their respective advisors or representatives considered or consider the PXP financial forecasts to be an accurate prediction of future events, and the PXP financial forecasts should not be relied upon as such. None of FCX, PXP or their respective advisors or representatives has made or makes any representation regarding the information contained in the PXP financial forecasts, and, except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the PXP financial forecasts to reflect circumstances existing after the date such PXP financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the PXP financial forecasts are shown to be in error.

PXP’s stockholders are cautioned not to place undue reliance on the PXP financial forecasts included in this proxy statement/prospectus, and such projected financial information should not be regarded as an indication that FCX, the FCX board of directors, the FCX special committee, PXP, the PXP board of directors or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

Although presented with numerical specificity, the PXP financial forecasts are not fact and reflect numerous assumptions, estimates and judgments as to future events and the probability of such events made by PXP’s management, including the assumptions, estimates and judgments noted below. Since the PXP financial forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. There can be no assurance that the assumptions, estimates and judgments used to prepare the PXP financial forecasts will prove to be accurate, and actual results may differ materially from those contained in the PXP financial forecasts. The inclusion of the PXP financial forecasts in this proxy statement/prospectus should not be regarded as an indication that such PXP financial forecasts will be predictive of actual future results, and the PXP financial forecasts should not be relied upon as such. The PXP financial forecasts are forward-looking statements. Please see “Cautionary Statement Regarding Forward-Looking Statements.”

The PXP financial forecasts included in this proxy statement/prospectus have been prepared by, and are the responsibility of, PXP’s management. Neither Ernst & Young LLP, FCX’s independent registered public accounting firm, PricewaterhouseCoopers LLP, PXP’s independent registered public accounting firm, nor any other independent accountants has examined, compiled or performed any procedures with respect to the financial forecasts and, accordingly, neither Ernst & Young LLP nor PricewaterhouseCoopers LLP expresses an opinion or any other form of assurance with respect thereto. The reports of Ernst & Young LLP and of PricewaterhouseCoopers LLP incorporated by reference in this proxy statement/prospectus relate to FCX’s and PXP’s historical financial information, respectively. The foregoing reports do not extend to the PXP financial forecasts and should not be read to do so.

In addition to being used by the PXP board of directors in connection with its deliberations regarding FCX’s proposed merger consideration, the PXP financial forecasts were also provided to FCX and Barclays. The PXP financial forecasts were prepared for use only by the PXP board of directors, PXP, FCX and Barclays, and do not, and were not intended to, act as public guidance regarding PXP’s future financial performance. Summaries of the material projected financial information that was included in the PXP financial forecasts are set forth below.

PXP’s financial forecasts were prepared utilizing the following annual average commodity reference prices for crude oil and natural gas:

	2013E	2014E	2015E	2016E
Brent Oil Price ($/bbl)	$110.00	$110.00	$110.00	$110.00
NYMEX Gas Price ($/mcf)	$3.00	$4.00	$5.00	$5.00

The PXP financial forecasts were based on PXP’s estimated annual crude oil, natural gas liquids, and natural gas sales volumes as follows (liquid volumes expressed in thousand barrels; natural gas volumes expressed in million standard cubic feet):

	2013E	2014E	2015E	2016E
Oil Sales (MBbl)	40,668	44,906	50,940	53,676
NGL Sales (MB)	3,184	3,281	3,505	3,793
Gas Sales (Mmcf)	77,141	72,036	80,794	97,324

The summarized financial information below represents PXP’s estimated annual results for 2013, 2014, 2015, and 2016 based on the above referenced assumptions (figures expressed in millions of dollars):

	2013E	2014E	2015E	2016E
EBITDA(1)	$3,495	$3,818	$4,460	$4,803
Discretionary Cash Flow(2)	$2,876	$3,235	$3,801	$4,022
Net Income	$527	$745	$1,017	$1,118

(1)	EBITDA is not a financial measure prepared in accordance with GAAP and should not be considered as a substitute for net income (loss) or cash flow from operating activities prepared in accordance with GAAP. EBITDA represents discretionary cash flow adjusted for interest and taxes.
(2)	Discretionary cash flow is not a financial measure prepared in accordance with GAAP and should not be considered as a substitute for cash flow from operating activities prepared in accordance with GAAP. Discretionary cash flow represents cash flow from operating activities adjusted for changes in working capital, reclassified derivative settlements, capitalized interest expense, cash debt extinguishment costs, non-cash production costs, and other amortization costs.

The PXP financial forecasts should be read together with the historical financial statements of PXP, which have been filed with the SEC, and the other information regarding PXP contained elsewhere in this proxy statement/prospectus. None of the PXP financial forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Certain Unaudited Financial Information Prepared by the Management of FCX

FCX does not as a matter of course make public forecasts on projected financial performance because of the unpredictability of the underlying assumptions and estimates. At the request of the FCX special committee, FCX provided model information on potential future financial performance under a range of assumptions to the FCX special committee, Barclays and PXP, which are referred to herein as the FCX models.

The FCX models included the following:

	2012E	2013E	2014E	2015E	2016E
Price Assumptions*
Copper ($/lb)	$3.50	$3.50	$3.50	$3.50	$3.50
Gold ($/oz)	$1,500	$1,500	$1,500	$1,500	$1,500
Molybdenum ($/lb)	$12	$12	$12	$12	$12

Sales Volumes
Copper (billion lbs)	3.6	4.4	4.5	5.3	5.8
Gold (million ozs)	1.0	1.4	1.9	1.8	3.0
Molybdenum (million lbs)	82	92	100	105	114

Model Results ($ billions)
Net Revenues	$17.9	$20.4	$21.1	$24.0	$26.5
EBITDA	$6.8	$8.5	$9.9	$12.4	$14.9
Capital Expenditures	$3.7	$4.5	$4.3	$3.0	$1.2

*	2012E includes actual results for 1Q12 - 3Q12 with prices as noted for 4Q12E.

The FCX models were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of

Certified Public Accountants for preparation and presentation of financial forecasts or GAAP. Neither Ernst & Young LLP, FCX’s independent registered public accounting firm, PricewaterhouseCoopers LLP, PXP’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the FCX models contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the FCX models. The summary of the FCX models is being included in this proxy statement/prospectus not to influence your decision whether to vote for the merger proposal, but because the FCX models were made available to the FCX special committee, the PXP board of directors and the respective financial advisors to the FCX special committee and the PXP board of directors in connection with the merger.

While presented herein with numeric specificity, the information set forth in the summary of the FCX models contained herein were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of FCX’s management. In addition, since the FCX models cover multiple years, such information by its nature becomes less predictive with each successive year. FCX believes the assumptions in the FCX models were reasonable at the time the FCX models were prepared, given the information FCX had at the time. However, important factors that may affect actual results and cause the results reflected in the FCX models not to be achieved include, but are not limited to, risks and uncertainties relating to FCX’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The FCX models also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from the results reflected in the FCX models. Accordingly, there can be no assurance that the results reflected in the FCX models will be realized.

The inclusion of the FCX models in this proxy statement/prospectus should not be regarded as an indication that any of FCX, PXP or any of their respective affiliates, advisors, officers, directors, partners or representatives considered the FCX models to be material or predictive of actual future events, and the FCX models should not be relied upon as such. None of FCX, PXP or any of their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the results reflected in the FCX models, and none undertakes any obligation to update or otherwise revise or reconcile the FCX models to reflect circumstances existing after the date the FCX models were generated or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the FCX models are shown to be in error. FCX does not intend to make publicly available any update or other revision to the FCX models. FCX has made publicly available its actual results of operations for the fiscal year ended December 31, 2011, and for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and you should review carefully FCX’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Qs for such periods. None of FCX or its affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding FCX’s ultimate performance compared to the information contained in the FCX models or that model results will be achieved. FCX has made no representation to MMR, in the merger agreement or otherwise, concerning the FCX models.

FCX does not intend to update or otherwise revise the FCX models to reflect circumstances existing after the date when the FCX models were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the FCX models are no longer appropriate.

Board of Directors and Management of FCX Following Completion of the Merger

Upon completion of the merger, the current directors and officers of FCX are expected to continue in their current positions, except Messrs. Adkerson and Flores will each assume the role of Vice-Chairman of FCX, Mr. Flores will become Chief Executive Officer of the oil and gas business of FCX, and Messrs. Bourgeois, Talbert and Wombwell each will become Executive Vice President of the oil and gas business of FCX. Information about the current FCX directors and executive officers can be found in FCX’s proxy statement dated April 27, 2012, which is incorporated by reference in this document. See “Where You Can Find More Information.”

Additionally, the Chief Executive Officer of PXP and two other current members of the PXP board of directors who are mutually acceptable to PXP and FCX will join the FCX board of directors as of the completion of the merger.

Public Trading Markets

FCX common stock is quoted on the NYSE under the symbol “FCX”. PXP common stock is quoted on the NYSE under the symbol “PXP”. Upon completion of the merger, PXP common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The FCX common stock issuable in the merger will be listed on the NYSE.

The shares of FCX common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended (the “Securities Act”).

Appraisal Rights

Holders of PXP common stock who do not vote for the adoption of the merger agreement and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL will have the right to obtain an appraisal of the value of their shares of PXP common stock in connection with the merger. This means that stockholders are entitled to obtain a judicial determination of the fair value of their PXP shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Court of Chancery of the State of Delaware (the “Court of Chancery”) and entitled to receive payment based upon that valuation, together with a fair rate of interest, in lieu of any consideration to be received under the merger agreement.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to perfect appraisal rights. This summary, however, is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached hereto as Annex C. The preservation and exercise of appraisal right requires strict and timely adherence to the applicable provisions of the DGCL. Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. All references in this summary to a “stockholder” are to the record holder of PXP common stock on the record date for the special meeting unless otherwise indicated.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 of the DGCL contained in Annex C hereto carefully and should consult your legal advisor since failure to timely and properly comply with the requirements of Section 262 of the DGCL will result in the loss of your appraisal rights under the DGCL. All demands for appraisal must be received prior to the vote on the merger agreement and should be addressed to PXP, 700 Milam, Suite 3100, Houston, Texas 77002, Attention: Secretary, and should be executed by, or on behalf of, the record holder of the shares of PXP common stock. Holders of PXP common stock who desire to exercise their appraisal rights must not vote in favor of adoption of the merger agreement and must continuously hold their shares of PXP common stock through the effective date of the merger.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the special meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262 of the DGCL. This document constitutes such notice to the holders of PXP common stock and Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex C.

If you wish to exercise appraisal rights you must not vote for the adoption of the merger agreement and must deliver to PXP, before the vote on the proposal to adopt the merger agreement, a written demand for appraisal of your shares of PXP common stock. If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted for the adoption of the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. However, neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

A demand for appraisal will be sufficient if it reasonably informs PXP of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of common stock. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. If you wish to exercise appraisal rights, you must be the record holder of such shares of PXP common stock on the date the written demand for appraisal is made and you must continue to hold such shares of record through the effective date of the merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the merger, will lose any right to appraisal in respect of such shares.

Only a holder of record of shares of PXP common stock on the record date for the special meeting is entitled to assert appraisal rights for such shares of common stock registered in that holder’s name. To be effective, a demand for appraisal by a stockholder must be made by, or on behalf of, such stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears, with respect to shares evidenced by certificates, on his or her stock certificate, or, with respect to book-entry shares, on the stock ledger. Beneficial owners who do not also hold their PXP shares of record may not directly make appraisal demands to PXP. The beneficial holder must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of PXP common stock. If shares of PXP common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares of PXP common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares of PXP common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of PXP common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of PXP common stock as to which appraisal is sought. Where no number of shares of PXP common stock is expressly mentioned, the demand will be presumed to cover all shares of PXP common stock held in the name of the record owner.

If you hold your shares of PXP common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If a stockholder who demands appraisal under Delaware law withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each share of PXP common stock held by such stockholder will be deemed to be non-election shares for purposes of the merger agreement, unless such stockholder thereafter makes a timely election. If any stockholder who demands appraisal under Delaware law withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal after the election deadline, each share of PXP common stock held by such stockholder will be deemed to have been converted into and to have become, as of the effective time of the merger, the right to receive stock consideration or cash consideration, or a combination thereof, as determined by FCX in its sole discretion. A stockholder may withdraw his or her demand for appraisal and agree to accept the merger consideration by delivering to us a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration within 60 days after the effective date of the merger (or thereafter with the consent of the surviving entity). Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal action or joined that proceeding as a named party may withdraw his or her demand for appraisal and agree to accept the merger consideration offered within 60 days after the effective date.

Within 10 days after the effective date, the surviving entity will notify each stockholder who properly asserted appraisal rights under Section 262 of the DGCL and has not voted for the adoption of the merger agreement of the effective date of the merger. Within 120 days after the effective date, but not thereafter, either the surviving entity, or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the fair value of the shares of PXP common stock held by all stockholders entitled to appraisal. A person who is the beneficial owner of shares of PXP common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving entity. The surviving entity of the merger does not have an obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previously written demand for appraisal. FCX has no present intent to cause an appraisal petition to be filed, and stockholders seeking to exercise appraisal rights should not assume that the surviving entity will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares of PXP common stock. Accordingly, stockholders who desire to have their shares of PXP common stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

The costs of the appraisal action may be determined by the Court of Chancery and made payable by the parties as the Court deems equitable. The Court also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity of the merger, such surviving entity will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of PXP common stock and with whom agreements as to the value of their shares of PXP common stock have not been reached by the surviving entity. After notice to dissenting stockholders who demanded appraisal of their shares of PXP common stock, the Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Court of Chancery may require the stockholders who have demanded appraisal for their shares of PXP common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Within 120 days after the effective date, any stockholder (including any beneficial owner of shares entitled to appraisal rights) that has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of PXP common stock not voted in favor of adoption of the merger agreement and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those shares. These statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by the surviving entity, or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

After determination of the stockholders entitled to appraisal of their shares of PXP common stock, the Court of Chancery will appraise the shares of PXP common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. When the value is determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such stockholders of their certificates and book-entry shares.

In determining the fair value of the shares of PXP common stock, the Court of Chancery is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of PXP common stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The surviving entity of the merger may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of PXP common stock is less than the merger consideration. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the merger consideration.

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In view of the complexity of Section 262 of the DGCL, stockholders who may wish to pursue appraisal rights should consult their legal advisors.

Any stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 of the DGCL will not, after the effective date of the merger, be entitled to vote his or her shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of PXP common stock as of a date prior to the effective date of the merger.

If you desire to exercise you appraisal rights, you must not vote for the adoption of the merger agreement and you must strictly comply with the procedures set forth in Section 262 of the DGCL. Failure to take any required step in connection with the exercise of appraisal rights will result in the termination or waiver of such rights.

Regulatory Approvals Required for the Merger

FCX and PXP have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include clearance under the HSR Act as well as approval from various other regulatory authorities, and for Merger Sub to obtain the necessary qualifications required by the Bureau of Ocean Energy Management and the Bureau of Safety and Environmental Enforcement to hold or operate oil and gas interests in the Gulf of Mexico. FCX and PXP have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Antitrust Considerations. The HSR Act, and the rules and regulations thereunder, provide that the transaction may not be completed until pre-merger notification filings have been made with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period has expired or is terminated. Even after the waiting period expires or is terminated, the Antitrust Division and the FTC retain the authority to challenge the transaction on antitrust grounds before or after the transaction is completed. Each of FCX and PXP filed a notification and report form for the transaction with the FTC and the Antitrust Division on December 14, 2012. On December 26, 2012, the FTC granted early termination of the waiting period with respect to the merger.

Timing. We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

FCX and PXP are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

PXP’s Directors and Officers Have Financial Interests in the Merger

Certain members of the board of directors and executive officers of PXP may be deemed to have interests in the merger that are in addition to, or different from, the interests of other PXP stockholders. The PXP board of directors was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the PXP stockholders adopt the merger agreement. For purposes of all PXP agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control, change in control or term of similar meaning.

These interests are described in further detail below, and certain of them are quantified in the tables that follow the narrative below and under the heading “Merger-Related Compensation for PXP Named Executive Officers.”

For further information with respect to the compensatory arrangements between PXP and its executive officers and directors, please see PXP’s proxy statement filed with the SEC on April 13, 2012 under the headings “Executive Compensation” and “Director Compensation.”

Board of Directors and Executive Officers of the Combined Company

The merger agreement provides that Mr. Flores and two members of PXP’s board of directors as mutually agreed upon by FCX and PXP will become members of the FCX board of directors. In addition, Mr. Flores will serve as the Vice-Chairman of FCX and Chief Executive Officer of the oil and gas business of FCX pursuant to the terms of his letter agreement with PXP and FCX, dated December 5, 2012 (together with the letter agreements entered into by each of Messrs. Bourgeois, Talbert and Wombwell with PXP and FCX on December 5, 2012, the “Letter Agreements”), as described in further detail below.

The letter agreement with Mr. Flores provides that, following the completion of the merger and during his employment with FCX, Mr. Flores will receive an annual base salary that is no less than the annual base salary applicable to each of the current Chairman of the Board of FCX and the current President and Chief Executive Officer of FCX (the “peer executives”), as in effect from time to time (currently $2.5 million). Mr. Flores will also be eligible for an annual incentive award based on an annual target incentive opportunity that is the same as the annual target incentive opportunity applicable to the peer executives as determined by FCX’s compensation committee. In addition, Mr. Flores will be eligible to participate in all incentive compensation, savings, health and welfare benefit and other benefit plans and arrangements and any retirement plan or arrangement adopted in the future (excluding the current supplemental executive retirement plan in which the peer executives participate), in each case applicable to the peer executives, as in effect from time to time.

The letter agreements with each of Messrs. Bourgeois, Talbert and Wombwell provide that, following the completion of the merger, each will have an annual base salary of no less than $750,000, will be eligible for an annual incentive award as determined by FCX’s compensation committee, and will participate in incentive compensation, savings, health and welfare benefit and other benefit plans and arrangements that are applicable to similarly situated executives of FCX.

Treatment of PXP Restricted Stock Units

The merger agreement provides that each Stock-Settled PXP RSU, including each PXP RSU that will become issuable or creditable in connection with the consummation of the merger pursuant to any employment agreement, restricted stock unit agreement or other written agreement, taking into account any termination of deferral arrangements with respect thereto after the date of the merger agreement but prior to the effective time of the merger, will become fully vested and be converted into the right to receive, at the election of the holder, cash consideration or stock consideration to be paid or provided at the time contemplated by the original award agreement, except for certain PXP RSUs held by each of Messrs. Bourgeois, Talbert and Wombwell that will convert into stock consideration (with right to elect up to 25 percent as cash consideration), and certain PXP RSUs held by Mr. Flores that will automatically convert into stock consideration, in each case pursuant to the terms of the executive’s respective Letter Agreement as described below. Each Cash-Settled PXP RSU will become fully vested in accordance with the terms of the applicable award agreement and be converted into the right to receive cash consideration, payable at such time as the cash per-share consideration is payable generally to PXP stockholders who elect to receive cash consideration. For more information, please see the discussion under the caption “Summary of PXP Equity Awards to Be Accelerated Upon Completion of the Merger” below and the discussion under the caption “The Merger Agreement—Treatment of PXP Equity-Based Awards.”

The terms of the merger agreement, including the respective Letter Agreement as described below, the terms of the applicable restricted stock unit agreement, employment agreement or other agreement evidencing the PXP RSUs granted to each of Messrs. Flores, Bourgeois, Talbert and Wombwell provide that all outstanding PXP RSUs will automatically become fully vested upon a “change in control” of PXP (as defined under the terms thereof). Payment of the PXP RSUs held by each of Messrs. Flores, Bourgeois, Talbert and Wombwell will be made in accordance with the terms of the merger agreement, and to the extent applicable, taking into account any termination of deferral arrangements with respect thereto after the date of the merger agreement but prior to the effective time of the merger and the terms of the respective Letter Agreement, restricted stock unit agreement, employment agreement or other agreement evidencing the grant thereof. With respect to each of Messrs. Flores and Wombwell, if their deferral arrangements are not terminated and paid by PXP in connection with the merger, generally, payment of PXP RSUs under their long-term retention and deferral arrangements is deferred until 2015 and payment of certain other PXP RSUs granted to Mr. Flores is deferred until 2015 or later, subject to earlier payment in certain cases in which the executive’s employment is terminated.

Pursuant to Mr. Flores’ Letter Agreement, Mr. Flores has agreed to take 100% stock consideration in settlement of certain Stock-Settled PXP RSUs that are subject to accelerated vesting as a result of the merger. Pursuant to the Letter Agreements with each of Messrs. Bourgeois, Talbert and Wombwell, each executive has agreed to take no less than 75% stock consideration in settlement of certain Stock-Settled PXP RSUs that are subject to accelerated vesting as a result of the merger, with the remainder converted into the right to receive cash consideration. Pursuant to the Letter Agreements, shares of FCX common stock delivered to each of Messrs. Flores, Bourgeois, Talbert and Wombwell in settlement of certain accelerated Stock-Settled PXP RSUs will be subject to a holding requirement from the closing date of the merger through the third anniversary thereof, subject to certain permitted transfers. The holding requirement will immediately terminate upon the occurrence of a “change of control” of FCX or a termination of the executive’s employment with FCX either by FCX without “cause” or by the executive for “good reason” (each as defined in the respective Letter Agreement) or due to the executive’s death or disability.

The terms of the applicable restricted stock unit agreement evidencing the Stock-Settled PXP RSUs granted to the directors of PXP provide that such PXP RSUs, to the extent vested as of the date of the director’s separation from service, will be settled no later than 60 days after the date of the director’s separation from service as a member of the PXP board of directors. In accordance with the terms of the merger agreement, the Stock-Settled PXP RSUs will become fully vested and be converted into the right to receive, at the election of the director, the cash consideration or the stock consideration to be paid or provided at the time contemplated by the original award agreement. Payment of the Stock-Settled PXP RSUs held by the directors of PXP will be made pursuant to the terms of the merger agreement. As of January 31, 2013, none of the directors of PXP held any Cash-Settled PXP RSUs.

The extent to which each of Messrs. Bourgeois, Talbert and Wombwell and the directors of PXP may elect to receive stock consideration or cash consideration with respect to their Stock-Settled PXP RSUs, pursuant to the terms of the merger agreement (or the Letter Agreement for each executive) will not be known until prior to the closing of the merger. Mr. Flores has agreed to take 100% stock consideration in settlement of certain Stock-Settled PXP RSUs that are subject to accelerated vesting as a result of the merger pursuant to the terms of his Letter Agreement.

Treatment of PXP Restricted Stock

The merger agreement provides that, consistent with the terms of the applicable original award agreements, each share of PXP Restricted Stock will become fully vested, be deemed to constitute fully vested shares of PXP common stock, and be converted into the right to receive, at the election of the holder, the cash consideration or the stock consideration pursuant to the terms of the merger agreement. For more information, please see the discussion under the caption “Summary of PXP Equity Awards to Be Accelerated Upon Completion of the Merger” below and the discussion under the caption “The Merger Agreement—Treatment of PXP Equity-Based Awards.”

Summary of PXP Equity Awards to Be Accelerated Upon Completion of the Merger

The following table sets forth the number and value of PXP RSUs and PXP Restricted Stock held by each of PXP’s executive officers and directors that would be subject to accelerated vesting upon the consummation of the merger, including any gross-up payment for excise tax imposed by Section 4999 of the Internal Revenue Code in connection with such accelerated vesting (assuming for purposes of this table that the merger is consummated on April 1, 2013 and that each of the executive officers remains employed by FCX following the merger, as anticipated). As of January 31, 2013, none of the executive officers of PXP held any PXP Restricted Stock.

PXP Equity Awards to Be

Accelerated Upon Completion of the Merger

Name	Number of Restricted Stock Units		Number of Shares of Restricted Stock	Aggregate Value(1)	Tax Gross-Up Payment
James C. Flores	2,717,250	(2)	0	$120,999,143	$26,498,474	(3)
Doss R. Bourgeois	258,625		0	$11,516,571	$0	(3)
Winston M. Talbert	258,625		0	$11,516,571	$0	(3)
John F. Wombwell	489,625	(4)	0	$21,803,001	$0	(3)
Isaac Arnold, Jr.	0		10,000	$445,300	—
Alan R. Buckwalter, III	0		10,000	$445,300	—
Jerry L. Dees	10,000		0	$445,300	—
Tom H. Delimitros	0		10,000	$445,300	—
Thomas A. Fry, III	10,000		0	$445,300	—
Charles G. Groat	0		10,000	$445,300	—
John H. Lollar	10,000		0	$445,300	—

1)	The Aggregate Value is calculated by multiplying the number of PXP RSUs or the number of shares of PXP Restricted Stock, as applicable, that would be accelerated by $44.53, which equals the average closing price of PXP common stock over the first five business days following December 5, 2012 (the date of the first public announcement of the merger). For each executive officer, it is anticipated that PXP RSUs granted in February 2012 under the 2006 Incentive Plan will vest according to a Multiple of Target Amount of 150%, as defined under the applicable restricted stock unit agreement.
2)	For Mr. Flores, this amount includes 1,317,250 PXP RSUs that would be automatically vested and 1,400,000 PXP RSUs that would be granted and vested automatically pursuant to Mr. Flores’s long-term retention and deferral arrangements.
3)	The amount represents the payment that each of Messrs. Flores, Bourgeois, Talbert and Wombwell is expected to receive from PXP pursuant to the terms of the executive’s employment agreement with PXP for excise taxes imposed by Section 4999 of the Internal Revenue Code and the related excise tax gross-up in connection with the accelerated vesting of the restricted stock units upon the consummation of the merger, as this may be considered an “excess parachute payment” under Section 280G of the Internal Revenue Code. For additional information with respect to such excise tax gross-up payment, see the narrative below under the heading “Employment Agreements and Letter Agreements.”
4)	For Mr. Wombwell, this amount includes 423,625 PXP RSUs that would be automatically vested and 66,000 PXP RSUs that would be granted and vested automatically pursuant to Mr. Wombwell’s long-term retention and deferral arrangements.

PXP Interim Awards

The merger agreement provides that each compensatory equity award granted or issued by PXP after the date of the merger agreement and prior to the effective time of the merger will be converted into the same type of award covering shares of FCX common stock pursuant to the formula set forth in the merger agreement, provided, that such award will not include any vesting or acceleration of benefits in connection with the merger or a termination of employment thereafter, except for accelerated vesting upon a termination of the grantee’s employment due to death or disability. Notwithstanding the foregoing, each of Messrs. Flores, Bourgeois, Talbert and Wombwell will retain their rights to accelerated vesting of unvested equity awards upon certain qualifying terminations of employment pursuant to the terms of their respective employment agreements with PXP (as modified by their respective Letter Agreement) as in effect on the date of the merger agreement. For more information, please see the discussion under the caption “The Merger Agreement—Treatment of PXP Equity-Based Awards.”

Employment Agreements and Letter Agreements

PXP has previously entered into employment agreements with each of Messrs. Flores, Bourgeois, Talbert and Wombwell that provide for severance payments and benefits upon certain terminations of employment. On December 5, 2012, each of Messrs. Flores, Bourgeois, Talbert and Wombwell entered into a Letter Agreement with PXP and FCX which generally provides that FCX will assume the current employment agreement between the executive and PXP, subject to the amendment and the executive’s waiver of certain provisions thereof and such other terms and conditions set forth in the Letter Agreement. Except as provided in the applicable Letter Agreement, the terms of the current employment agreement between PXP and each of Messrs. Flores, Bourgeois, Talbert and Wombwell otherwise remain unchanged. See the section entitled “Merger-Related Compensation for PXP Named Executive Officers” below for further information with respect to these agreements.

Employment Agreement with Mr. Flores

Mr. Flores serves as the Chairman of the Board, President and Chief Executive Officer of PXP pursuant to an employment agreement effective as of June 9, 2004, as amended on March 12, 2008 and as amended by the Restricted Stock Unit Agreement effective as of November 4, 2010. Pursuant to the terms of Mr. Flores’s employment agreement (without taking into account the terms and waivers set forth in Mr. Flores’s Letter Agreement described below):

•

If Mr. Flores’s employment is terminated by PXP without “cause,” by Mr. Flores’s death or disability, or by Mr. Flores for “good reason” (each as defined in the employment agreement), PXP would pay him a lump sum amount equal to three times the sum of his base salary and target annual bonus. Also, Mr. Flores and his dependents would be entitled to continued health insurance benefits for a period of three years after the date of termination, subject to mitigation if he becomes entitled to health benefits under another plan, and Mr. Flores would be made “whole” with respect to such amounts on a net after-tax basis. In addition, all of Mr. Flores’s equity-based awards would become immediately exercisable and payable in full.

•

If benefits to which Mr. Flores becomes entitled are considered “excess parachute payments” under Section 280G of the Internal Revenue Code, then Mr. Flores would be entitled to an additional payment from PXP in an amount equal to the excise tax imposed by Sections 4999 or 409A of the Internal Revenue Code or any interest or penalties with respect to such excise tax (excluding any income tax or employment tax imposed upon the additional payment).

In connection with a “change of control” (as defined in the employment agreement), Mr. Flores would be entitled to the cash benefits, health insurance benefits and the gross-up described above if (without taking into account the terms and waivers set forth in Mr. Flores’s Letter Agreement described below):

•

PXP fails to obtain from the successor company a satisfactory agreement to assume and perform Mr. Flores’s employment agreement and Mr. Flores resigns within a one-year period immediately following the change of control, or

•	if Mr. Flores terminates his employment with the Company or any successor who has assumed his employment agreement.

In March 2008, the Organization & Compensation Committee of PXP’s Board of Directors approved an arrangement whereby Mr. Flores, if employed at such times, would be granted 200,000 restricted stock units annually for five years, with the first 200,000 restricted stock units granted September 30, 2015. Each annual grant of restricted stock units is subject to continued service by Mr. Flores. The first three annual grants would each vest in full in 2020, and the fourth and fifth annual grants would each vest ratably over a three-year period from the date of grant. If Mr. Flores’s employment is terminated by PXP without cause or because of Mr. Flores’s disability, or by Mr. Flores for good reason (each as defined in his employment agreement) or upon change in control (as defined in the PXP stock plans), all credited restricted stock units would vest in full, and any credits of restricted stock awards not yet made pursuant to this arrangement would be immediately credited to Mr. Flores and would be fully vested. In the event of death, only the restricted stock units that would have otherwise been granted within the five years following the death of Mr. Flores would be granted and vested.

Under Mr. Flores’s long-term retention and deferral agreement approved in August 2005, (i) if Mr. Flores’s employment is terminated by PXP without cause or because of Mr. Flores’s death or disability, or by Mr. Flores for good reason (each as defined in his employment agreement) or (ii) upon a change in control (as defined in the PXP stock plans), all credited restricted stock units would vest in full, and any credits of restricted stock units not yet made pursuant to the retention agreement would be immediately credited to Mr. Flores and would be fully vested.

Letter Agreement with Mr. Flores

Mr. Flores’s Letter Agreement provides that he will serve as the Vice-Chairman of FCX and Chief Executive Officer of the oil and gas business of FCX and as a member of the board of directors of FCX. Mr. Flores’s annual base salary will be no less than the same annual base salary applicable to each of the current Chairman of FCX and the current President and Chief Executive Officer of FCX, as in effect from time to time. Mr. Flores is eligible for an annual incentive award based on an annual target incentive opportunity that is the same as applicable to peer executives of FCX, and participation in incentive compensation and certain benefit plans applicable to the peer executives of FCX.

Mr. Flores’s Letter Agreement provides that he will waive his right to resign from employment with PXP for “good reason” (as defined in his current employment agreement with PXP) and to receive severance payments or benefits under his current employment agreement with PXP and for purposes of all arrangements which contain any such right or commitments, solely (i) as a result of the merger, (ii) due to the location of FCX’s principal executive offices or the relocation of Mr. Flores’s principal office, it being agreed that Mr. Flores’s principal office will be in Houston, Texas, or (iii) due to Mr. Flores’s not being the CEO or Chairman of FCX or serving in any other position at PXP or its affiliates or on any committee thereof.

Pursuant to Mr. Flores’s Letter Agreement, Mr. Flores has agreed to take 100% stock consideration in settlement of certain Stock-Settled PXP RSUs that fully vest as a result of the merger. The shares of FCX common stock delivered to Mr. Flores in settlement of such Stock-Settled PXP RSUs will generally be subject to a holding requirement from the closing date of the merger through the third anniversary thereof. For more information with respect to the Stock-Settled PXP RSUs held by Mr. Flores, please see the discussion under the caption “Treatment of PXP Restricted Stock Units” above.

Employment Agreements with Messrs. Bourgeois, Talbert and Wombwell

Mr. Bourgeois serves as the Executive Vice President, Exploration & Production, of PXP pursuant to an employment agreement effective as of November 8, 2006, Mr. Talbert serves as Executive Vice President and Chief Financial Officer of PXP pursuant to an employment agreement effective as of November 8, 2006, and Mr. Wombwell serves as Executive Vice President, General Counsel and Secretary of PXP pursuant to an employment agreement effective as of June 9, 2004. Each of Messrs. Bourgeois, Talbert and Wombwell is referred to as an “Executive” for purposes of this discussion.

Pursuant to the terms of each Executive’s employment agreement (without taking into account the terms and waivers set forth in the applicable Executive’s Letter Agreement described below):

•

If the Executive’s employment is terminated by PXP without “cause” (as defined in the employment agreement) or because of disability, PXP would pay him a lump sum amount equal to one times the sum of his base salary and target annual bonus. Also, the Executive and his dependents would be entitled to health insurance benefits for up to one year after termination, subject to mitigation if he becomes entitled to health benefits under another plan, and the Executive would be made “whole” with respect to such amounts on a net after-tax basis. If the Executive’s employment is terminated by PXP without cause or because of death or disability, all of the Executive’s equity-based awards (with certain limited exceptions) would become immediately exercisable and payable in full.

•

In the event (a)(i) Mr. Flores ceases to be Chief Executive Officer of PXP, or (ii) the Executive is no longer reporting directly to Mr. Flores, and (b) either (i) the Executive resigns within six (6) months of (a)(i) or (ii) above, (ii) his employment is terminated for any reason other than cause or disability, or (iii) the Executive resigns for “good reason” (as defined in the employment agreement), then instead of the compensation described above, PXP would pay him a lump sum amount equal to two times the sum of his base salary and target annual bonus. Also, the Executive and his dependents would be entitled to health insurance benefits for up to two years after termination, subject to mitigation if he becomes entitled to health benefits under another plan, and the Executive would be made “whole” with respect to such amounts on a net after-tax basis. In addition, all of the Executives’ equity-based awards (with the exception of the restricted stock units granted on November 8, 2006) would become immediately exercisable and payable in full. Notwithstanding the foregoing, in the event that Mr. Flores ceases to be Chief Executive Officer due to his death or disability, the Executive would be entitled to the compensation and benefits described in this paragraph only if he is terminated for any reason other than cause or disability or he resigns for good reason.

•

If within a one-year period following a “change of control” (as defined in the employment agreement), the Executive resigns or is terminated for any reason, PXP would pay him a lump sum amount equal to three times the sum of his base salary and target annual bonus. Also, the Executive and his dependents would be entitled to health insurance benefits for up to three years after termination, subject to mitigation if he becomes entitled to health benefits under another plan. In addition, all of the Executives’ equity-based awards would become immediately exercisable and payable in full.

•

If, following a change of control, (A) the surviving entity requests the Executive to remain employed; (B) Mr. Flores is either the President, Chief Executive Officer, or Chairman of the Board; (C) the Executive is reporting directly to Mr. Flores, and (D) the surviving entity places all amounts which would otherwise become payable as described in the preceding paragraphs in escrow with a party and terms reasonably acceptable to the Executive, then the Executive would not be able to resign and receive the compensation described in the preceding paragraph until six months after the date of the change of control. Notwithstanding the foregoing, if, following a change of control, Mr. Flores ceases to be either President, Chief Executive Officer or Chairman of the Board due to his death or disability prior to the six (6) month anniversary of the date of the change of control, and the Executive resigns for good reason, he would be entitled to the compensation and benefits described in the preceding paragraph. Collectively, the conditions described in this and the preceding paragraph are referred to as the “Qualifying Termination Conditions” for purposes of this discussion.

•

If benefits to which the Executive becomes entitled are considered “excess parachute payments” under Section 280G of the Internal Revenue Code, then the Executive would be entitled to an additional payment from PXP in an amount equal to the excise tax imposed by Sections 4999 or 409A of the Internal Revenue Code or any interest or penalties with respect to such excise tax (excluding any income tax or employment tax imposed upon the additional payment).

Under Mr. Wombwell’s long-term retention and deferral agreement approved in August 2005, in the event of a change in control (as defined in the PXP stock plans), all credited restricted stock units would vest in full, and any credits of restricted stock units not yet made pursuant to the retention agreement would be immediately credited to Mr. Wombwell and would be fully vested. In the event that Mr. Wombwell’s employment is terminated by PXP without cause, by Mr. Wombwell’s death or disability, or by Mr. Wombwell for good reason (each as defined in his employment agreement), all credited restricted stock units would vest in full, and up to one additional annual credit of restricted stock units would be immediately credited to Mr. Wombwell and would be fully vested.

Letter Agreements with Messrs. Bourgeois, Talbert and Wombwell

The Letter Agreements with each of Messrs. Bourgeois, Talbert and Wombwell provide that the Executive will serve as Executive Vice President of the oil and gas business of FCX. The Letter Agreements provide each

Executive with an annual base salary of no less than $750,000, eligibility for an annual incentive award as determined by the compensation committee of FCX, and participation in incentive compensation and benefit plans of FCX that are applicable to similarly situated executives of FCX.

The Letter Agreements provide that each Executive will waive his right to resign from employment with PXP and to receive severance payments or benefits under his current employment agreement with PXP and for purposes of all arrangements which contain any such right or commitments (i) for any reason as a result of the merger, (ii) for any reason because Mr. Flores ceases to be Chief Executive Officer of PXP, or (iii) due to the location of FCX’s principal executive offices or the relocation of the Executive’s principal office, it being agreed that the Executive’s principal office will be in Houston, Texas.

Pursuant to the Letter Agreements, each Executive has agreed to take no less than 75% stock consideration in settlement of certain Stock-Settled PXP RSUs that fully vest as a result of the merger, with the remainder converted into the right to receive cash consideration. The shares of FCX common stock delivered to each Executive in settlement of such Stock-Settled PXP RSUs will generally be subject to a holding requirement from the closing date of the merger through the third anniversary thereof. For more information with respect to the Stock-Settled PXP RSUs held by the Executives, please see the discussion under the caption “Treatment of PXP Restricted Stock Units” above.

Merger-Related Compensation for PXP Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of PXP’s named executive officers that is based on or otherwise relates to the merger (“merger-based compensation”) and assumes, among other things, that the named executive officers will incur a qualifying termination of employment immediately following a change in control. However, it is anticipated that each of PXP’s named executive officers will remain employed by FCX following the merger, in which case, such named executive officers will become entitled to accelerated vesting and/or payment of certain PXP RSUs and related excise tax gross-up payments but would not be entitled to the cash benefits, health insurance benefits and additional gross-up payments applicable in the case of a qualifying termination. For a summary of the merger-based compensation payable to PXP’s named executive officers assuming that each of them remains employed by FCX following the merger, as anticipated, see the discussion under the captions “Treatment of PXP Restricted Stock Units” and “Summary of PXP Equity Awards to Be Accelerated Upon Completion of the Merger” above.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the completion of the merger. For purposes of calculating such amounts, we have assumed:

•	April 1, 2013 as the closing date of the merger, and

•

a termination of the named executive officer’s employment by the combined company without “cause” or as a result of the executive’s resignation for “good reason” immediately following a “change in control” (each as defined in the executive’s employment agreement, taking into account the terms of the applicable Letter Agreement including the waivers set forth therein regarding the executive’s right to resign as a result of the merger and receive certain severance payments and benefits) immediately after April 1, 2013.

	Merger-Related Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ benefits ($)(3)	Tax reimbursement ($)(4)	Total ($)
James C. Flores	$15,319,623	$129,905,143	$82,457	$39,805,286	$185,112,509
Doss R. Bourgeois	$4,595,887	$11,516,571	$57,722	$53,603	$16,223,783
Winston M. Talbert	$4,595,887	$11,516,571	$82,457	$76,573	$16,271,488
John F. Wombwell	$4,595,887	$23,317,021	$82,457	$6,711,681	$34,707,046

1)	For Mr. Flores, the amount represents cash severance payable to him upon a termination of his employment either by the combined company without cause or by him for good reason in a lump sum amount equal to three times the sum of his base salary and target annual bonus, with estimated interest, pursuant to his employment agreement. Mr. Flores will be entitled to a base salary of $2.5 million and a target bonus of 100% of such salary, pursuant to his Letter Agreement. For Messrs. Bourgeois, Talbert and Wombwell, the amount represents cash severance payable to the Executive upon the occurrence of the Qualifying Termination Conditions (as amended by the applicable Letter Agreement) in a lump sum amount equal to equal to three times the sum of his base salary and target annual bonus, with estimated interest. Each of Messrs. Bourgeois, Talbert and Wombwell is entitled to a base salary of $750,000 and a target bonus of 100% of such salary. We have assumed that each executive will receive cash severance payments in a lump sum six months after separation and will be entitled to interest at the prime rate plus 1 percent, which we have estimated to be an annual rate of 4.25%, pursuant to each executive’s employment agreement. For Mr. Flores, the amount of such estimated interest is $319,623, and for each of Messrs. Bourgeois, Talbert and Wombwell the amount is $95,887. The amounts set forth in this column are “double trigger” payments as they will only become payable in connection with a qualifying termination of employment following the merger. Such a qualifying termination may occur at any time following the merger. No amount in this column will become payable under a “single trigger” arrangement payable solely as a result of the merger.
2)	Amount represents the payments resulting from the consummation of the merger as the outstanding restricted stock units held by each of Messrs. Flores, Bourgeois, Talbert and Wombwell will automatically become fully vested upon a change in control. This amount is calculated by multiplying the following number of PXP RSUs held by each executive that would be accelerated by $44.53, which equals the average closing price of PXP common stock over the first five business days following December 5, 2012: 2,917,250 PXP RSUs for Mr. Flores (which includes 1,317,250 PXP RSUs that would be automatically vested, 1,400,000 PXP RSUs that would be granted and vested automatically pursuant to Mr. Flores’s long-term retention and deferral arrangements and an additional 200,000 “double trigger” PXP RSUs that would be granted and vested pursuant to Mr. Flores’s long-term retention and deferral arrangements because of the deemed achievement of performance goals in the event of a qualifying termination pursuant to Mr. Flores’s employment agreement); 258,625 PXP RSUs for Mr. Bourgeois; 258,625 PXP RSUs for Mr. Talbert; and 523,625 PXP RSUs for Mr. Wombwell (which includes 423,625 PXP RSUs that would be automatically vested, 66,000 PXP RSUs that would be granted and vested automatically pursuant to Mr. Wombwell’s long-term retention and deferral arrangements and an additional 34,000 “double trigger” PXP RSUs that would be granted and vested pursuant to Mr. Wombwell’s long-term retention and deferral arrangements because of the deemed achievement of performance goals in the event of a qualifying termination pursuant to Mr. Wombwell’s employment agreement). For each executive officer, it is anticipated that PXP RSUs granted in February 2012 under the 2006 Incentive Plan will vest according to a Multiple of Target Amount of 150%, as defined under the applicable restricted stock unit agreement. The amounts set forth in this column are “single trigger” amounts, except as otherwise stated, because the PXP RSUs will vest immediately upon the consummation of the merger.
3)	Mr. Flores and his dependents are entitled to continued health insurance benefits for a period of three years after the date Mr. Flores’s employment is terminated either by PXP without cause or by Mr. Flores for good reason, subject to mitigation if he becomes entitled to health benefits under another plan. For each of Messrs. Bourgeois, Talbert and Wombwell, the Executive and his dependents are entitled to continued health insurance benefits for a period of three years after the date of a resignation or termination of employment satisfying the Qualifying Termination Conditions, subject to mitigation if he becomes entitled to health benefits under another plan. The amount represents 12 months of health insurance benefits at the 2013 rate, plus the estimated cost of the remaining 24 months of health insurance benefits. For such estimate, we have assumed an annual increase of 10% for each of 2014, 2015 and 2016, based on historical increases for the health benefit plan currently elected by each executive.

4)	Each of Messrs. Flores, Bourgeois, Talbert and Wombwell is entitled to be made “whole” on a net after-tax basis with respect to continued health insurance benefits received after a qualifying termination of employment. We have estimated the amount of such gross-up payments to be $76,573 for Messrs. Flores, Talbert and Wombwell and $53,603 for Mr. Bourgeois. In addition, if benefits to which Messrs. Flores, Bourgeois, Talbert or Wombwell becomes entitled are considered “excess parachute payments” under Section 280G of the Internal Revenue Code, then the executive officer will be entitled to an additional payment from PXP in an amount equal to the excise tax imposed by Sections 4999 or 409A of the Internal Revenue Code or any interest or penalties with respect to such excise tax (excluding any income tax or employment tax imposed upon the additional payment). We have estimated the amount of such gross-up payments to be $39,728,713 for Mr. Flores, $0 for Mr. Bourgeois, $0 for Mr. Talbert and $6,635,108 for Mr. Wombwell.

Narrative Disclosure to Merger-Related Compensation Table

PXP has previously entered into an employment agreement with each of Messrs. Flores, Bourgeois, Talbert and Wombwell that provides for severance payments and benefits upon certain terminations of employment. On December 5, 2012, each of Messrs. Flores, Bourgeois, Talbert and Wombwell entered into a Letter Agreement with PXP and FCX which generally provides that FCX will assume the current employment agreement between the executive and PXP, subject to the amendment and the executive’s waiver of certain provisions thereof and such other terms and conditions set forth in the Letter Agreement. For more information relating to these agreements, see the discussion under the caption “Employment Agreements and Letter Agreements” above.

All of the outstanding restricted stock units held by each of Messrs. Flores, Bourgeois, Talbert and Wombwell will be subject to accelerated vesting upon the consummation of the merger. Note, however, that the shares of FCX common stock delivered to each of Messrs. Flores, Bourgeois, Talbert and Wombwell in settlement of certain Stock-Settled PXP RSUs will generally be subject to a holding requirement from the closing date of the merger through the third anniversary thereof, subject to certain permitted transfers. For more information relating to the treatment of the restricted stock units, see the discussion under the caption “Treatment of PXP Restricted Stock Units” above.

For purposes of this table, it is not practicable to assume that the closing of the merger would have occurred prior to the date of this Registration Statement. While FCX and PXP currently expect the closing of the merger to occur in the second quarter of 2013, the parties cannot predict the exact timing of the closing because the merger is subject to certain regulatory clearances and other conditions (see the discussion under the caption “The Merger Agreement—Closing and Effective Time of the Merger”). Based on the foregoing, this table assumes that the closing date of the merger will occur on April 1, 2013, consistent with Item 402(t) of Regulation S-K and the information presented in the tables above in the sections entitled “Treatment of PXP Restricted Stock Units” and “Treatment of PXP Restricted Stock.”

Indemnification and Insurance

The merger agreement requires FCX and Merger Sub to maintain in effect for six years after completion of the merger the current rights of PXP’s directors, officers and employees to indemnification under PXP’s and any of its subsidiaries’ certificate of incorporation and bylaws or similar organizational documents or in any indemnification agreement of PXP or its subsidiaries with any of their respective current or former directors, officers or employees, in each case in effect immediately prior to the effective time of the merger. The merger agreement also provides that, upon completion of the merger, FCX and Merger Sub will, to the fullest extent permitted under applicable law, indemnify and hold harmless, and provide advancement of expenses to, each current and former director, officer or employee of PXP or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of PXP or any of its subsidiaries, against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the effective time of the merger.

The merger agreement provides that FCX will maintain for a period of six years after completion of the merger the coverage provided by PXP’s current directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters existing or arising on or before the effective time of the merger, except that FCX is not required to pay annual premiums in excess of 250% of the last annual premium paid by PXP for such coverage.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of PXP common stock as of February 6, 2013 by each director and named executive officer of PXP during 2012, all current executive officers and directors as a group, and each person known by PXP to own beneficially more than 5% of the outstanding shares of PXP common stock.

Unless otherwise indicated, to the knowledge of PXP, the persons listed in the table below have sole voting and investment powers with respect to the shares indicated. The address of the PXP directors and executive officers is 700 Milam Street, Suite 3100, Houston, Texas 77002.

The percentages are based on 128,964,014 shares of PXP common stock issued and outstanding as of February 6, 2013.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percent of Class
Isaac Arnold, Jr.	188,805	(1)	*
Doss R. Bourgeois	363,675	(2)	*
Alan R. Buckwalter, III	71,050	(3)	*
Jerry L. Dees	97,610		*
Tom H. Delimitros	60,000		*
James C. Flores	1,303,608	(4)	1.0%
Thomas A. Fry, III	41,918		*
Charles G. Groat	40,138		*
John H. Lollar	100,648	(5)	*
Winston M. Talbert	312,248	(2)	*
John F. Wombwell	275,462	(6)	*
Directors and Executive Officers as a group (11 persons)	2,855,162		2.2%
BlackRock, Inc.	10,800,458	(7)	8.4%
Mackenzie Financial Corporation	8,130,000	(8)	6.3%

*	Represents less than 1%.
(1)	Includes 7,000 shares held by the Arnold Corporation, for which Mr. Arnold has shared vesting and investment powers.
(2)	Includes 50,625 shares subject to restricted stock units that will vest within 60 days.
(3)	Includes 1,050 shares held as UGMA custodian for his children, all of which Mr. Buckwalter disclaims beneficial ownership.
(4)

280,000 of these shares are held indirectly by Flores, L.P., the general partner of which is Mr. Flores, 200,000 of these shares are held indirectly by Sable Management, L.P., the general partner of which is Sable

Management, LLC, of which Mr. Flores is the sole member, and 224 shares are held in a 401(k) account. The number above also includes 101,250 shares subject to restricted stock units that will vest within 60 days and excludes 1,057,114 vested but deferred restricted stock units.
(5)	Includes 22,113 pledged shares.
(6)	Includes 50,625 shares subject to restricted stock units that will vest within 60 days and excludes 96,790 vested but deferred restricted stock units.
(7)	Based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 1, 2013, BlackRock is the beneficial owner of 10,800,458 shares, or 8.4% of the outstanding shares, as a result of being the parent holding company for a number of investment management subsidiaries. BlackRock has sole voting and dispositive power with respect to all of these shares. The address of BlackRock is 40 East 52 Street, New York, NY 10022.
(8)	Based on the Schedule 13G filed by Mackenzie Financial Corporation with the SEC on February 14, 2012, Mackenzie is the beneficial owner of 8,130,000 shares, or 6.3% of the outstanding shares, as a result of being an investment adviser. Mackenzie has sole voting and dispositive power with respect to all these shares. The address of Mackenzie is 180 Queen Street West, Toronto, Ontario M5V 3K1.

Litigation Relating to the Merger

Three putative class actions challenging the merger were filed on behalf of PXP stockholders in the Court of Chancery of the State of Delaware. On January 7, 2013, one action was voluntarily dismissed by the plaintiff. On January 15, 2013, the Court of Chancery consolidated the remaining two actions into a single action, In re Plains Exploration & Production Company Stockholder Litigation, No. 8090-VCN. The action names as defendants PXP, the directors of PXP, FCX, and an FCX subsidiary. The action alleges that PXP’s directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders and failed to maximize stockholder value with respect to the merger, and that FCX and an FCX subsidiary aided and abetted the breach of fiduciary duties by PXP’s directors. The action seeks as relief an injunction barring or rescinding the merger, damages, and attorneys’ fees and costs.

Thirteen derivative actions challenging the merger and/or the MMR merger were filed on behalf of FCX by purported FCX stockholders. Ten were filed in the Court of Chancery of the State of Delaware and three were filed in the Superior Court of the State of Arizona, County of Maricopa. On January 25, 2013, the Delaware Court of Chancery consolidated the Delaware actions into a single action, In re Freeport-McMoRan Copper & Gold Inc. Derivative Litigation, No. 8145-VCN. On January 17, 2013, the Arizona Superior Court consolidated two of the Arizona actions into In re Freeport-McMoRan Derivative Litigation, No. CV2012-018351. A third Arizona complaint, Harris v. Adkerson et al., No. CV2013-004163, filed on January 16, 2013, has not yet been consolidated. The actions name some or all of the following as defendants: the directors and certain officers of FCX, two FCX subsidiaries, PXP and certain of its directors, and MMR and certain of its directors and officers. The actions allege that the FCX directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders in approving the merger and MMR merger. Each of the complaints also alleges that some or all of the following parties aided and abetted the wrongful acts allegedly committed by the directors and certain officers of FCX, two FCX subsidiaries, PXP and certain of its directors, MMR and certain of its directors. The actions seek as relief, among other things, an injunction barring or rescinding both the merger and the MMR merger and requiring submission of the proposed merger and MMR merger to a vote of FCX stockholders, damages, and attorneys’ fees and costs.

In addition, ten putative class actions challenging the MMR merger were filed on behalf of MMR stockholders. Nine were filed in the Court of Chancery of the State of Delaware. On January 9, 2013, one of the actions was voluntarily dismissed by the plaintiff. On January 25, 2012, the Court of Chancery consolidated the remaining eight actions into a single action, In re McMoRan Exploration Co. Stockholder Litigation, No. 8132-VCN. One action was also filed in the Civil District Court for the Parish of Orleans of the State of Louisiana: Langley v. Moffett et al., No. 2012-11904, filed December 19. Each of the actions names some or all of the following as defendants, in addition to MMR and its directors: FCX, the Royalty Trust subsidiaries of FCX, and

PXP. The actions allege that MMR’s directors breached their fiduciary duties because they, among other things, pursued their own interests at the expense of stockholders and failed to maximize stockholder value with respect to the merger, and that PXP, FCX, or both, aided and abetted the breach of fiduciary duty by MMR’s directors. The Delaware action also asserts claims derivatively on behalf of MMR. The actions seek, among other things, injunctive relief barring or rescinding the MMR merger, damages, and attorneys’ fees and costs.

The PXP and FCX defendants believe the lawsuits are without merit and intend to defend vigorously against them.

Description of Financing

On December 5, 2012, FCX entered into certain commitment letters, referred to herein as the original bridge commitment letters, with JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, collectively referred to herein as JP Morgan. On December 17, 2012 Bank of America, N.A. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, collectively referred to herein as BAML, entered into a Joinder Agreement with FCX and JP Morgan pursuant to which it agreed to provide a portion of certain of the bridge facilities. Pursuant to the original bridge commitment letters, as supplemented by the Joinder Agreement, the original commitment letters, as so supplemented, being referred to herein as the bridge commitment letters, JP Morgan and BAML, collectively referred to herein as the Arrangers, have agreed, subject to the terms and conditions of the bridge commitment letters, to provide FCX with senior unsecured 364-day bridge facilities, which collectively are referred to herein as the bridge facilities, under which an aggregate principal amount of up to $9.5 billion will be made available to FCX to finance the transactions contemplated by the merger agreement and the MMR merger agreement upon the respective closings thereof. FCX intends to ultimately finance such transactions with a combination of newly issued senior unsecured notes of FCX and senior unsecured term loans of FCX. If, however, FCX is unable to issue a sufficient aggregate principal amount of such notes or borrow a sufficient amount of such term loans, FCX intends to borrow under the bridge facilities to finance the portion of such transactions not covered by the proceeds of such notes and term loans. The bridge facilities will mature 364 days from the date of the first borrowing thereunder and, in certain instances, will be prepayable with 100% of the proceeds of certain debt offerings, 50% of the proceeds of certain FCX equity offerings and 100% of the proceeds of non-ordinary course asset sales. The bridge facilities are prepayable at any time without premium or penalty. The bridge facilities will contain representations, warranties, covenants (including financial covenants) and events of default substantially similar to those contained in the existing revolving credit facility of FCX. The bridge facilities will be guaranteed by each subsidiary, if any, of FCX that guarantees FCX’s existing revolving credit facility and, if the merger is consummated, PXP and certain of its subsidiaries. Borrowings under each of the bridge facilities will bear interest at either (1) LIBOR plus an applicable margin based on FCX’s credit rating or (2) a base rate plus an applicable margin based on FCX’s credit rating. The Arrangers’ financing commitments under the bridge commitment letters are subject to certain customary conditions, including (a) the substantially simultaneous consummation of the acquisition of PXP or MMR, as applicable, in accordance with the applicable merger agreement, (b) the delivery of certain pro forma and other financial information and (c) the engagement by FCX of an investment banker to sell senior unsecured notes and/or arrange term loans, the proceeds of which can be used in lieu of the bridge facilities to finance the applicable acquisition, and the delivery to such investment banker of a customary offering memorandum in respect of such notes. Pursuant to engagement letters entered into on December 5, 2012, FCX engaged JP Morgan to sell unsecured notes and/or arrange term loans for such purpose. Completion of the financing, including but not limited to the bridge facilities, is not a condition to any party’s obligation to complete the merger. For further information on conditions to the completion of the merger, see “The Merger Agreement—Conditions to Complete the Merger.”

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Annex A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

The merger agreement provides that PXP will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly owned subsidiary of FCX. Subject to the terms and conditions of the merger agreement, PXP stockholders have the right to receive, for each share of PXP common stock they own, 0.6531 shares of FCX common stock and $25.00 in cash, equivalent to total consideration of $50.00 per PXP share, based on the closing price of FCX common stock on December 4, 2012. PXP stockholders may elect to receive cash or stock consideration, subject to proration in the event of oversubscription, with the value of the cash and stock per-share consideration to be equalized at closing. See “—Consideration To Be Received in the Merger.”

The rights of FCX stockholders will continue to be governed by the FCX charter and bylaws after the completion of the merger. The rights of PXP stockholders who receive FCX common stock as merger consideration will be governed by the FCX charter and bylaws after the completion of the merger.

Closing and Effective Time of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on the fifth business day after all conditions to the completion of the merger have been satisfied or waived. The merger will be effective when the parties duly file the certificate of merger with the Secretary of State of the State of Delaware, or at such later time as FCX and PXP shall agree and specify in the certificate of merger.

FCX and PXP currently expect the closing of the merger to occur in the second quarter of 2013. However, as the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of FCX and PXP could result in the merger being completed at an earlier time, a later time or not at all.

Consideration To Be Received in the Merger

As a result of the merger, each PXP stockholder will have the right, with respect to each share of PXP common stock held, to elect to receive merger consideration consisting of either cash or shares of FCX common stock, subject to the proration adjustment described below. The implied value of the merger consideration will fluctuate with the market price of FCX common stock and will be determined based on the average of the closing prices of FCX common stock for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger.

Whether a PXP stockholder makes a cash election or a stock election, the value of the consideration that such stockholder will receive as of the completion date will be substantially the same based on the average FCX closing price used to calculate the merger consideration. A chart showing the cash and stock merger consideration at various assumed average closing prices of FCX common stock is provided in this document.

PXP stockholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a PXP stockholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of FCX common stock or a mixture of cash and shares of FCX common stock, based on what is available after giving effect to the valid elections made by other stockholders, as well as the proration adjustment described below.

If you are a PXP stockholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The merger agreement provides that each PXP stockholder who makes a valid cash election will have the right to receive, in exchange for each share of PXP common stock held by such holder, an amount in cash equal to the Per Share Amount (determined as described below), without interest. We sometimes refer to this cash amount as the “cash consideration.” Based on the average of the closing prices of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date, if the merger had been completed on                 , 2013, the cash consideration would have been approximately $            . The aggregate amount of cash that FCX has agreed to pay to all PXP stockholders in the merger is fixed at $3,313,502,625, subject to certain adjustments if shares of PXP common stock are issued upon the granting or exercise of certain PXP equity-based awards, or as otherwise permitted by the merger agreement. As a result, even if a PXP stockholder makes a cash election, that holder may nevertheless receive a mix of cash and stock if PXP stockholders as a whole elect to receive cash consideration in an aggregate amount greater than such fixed sum.

The “Per Share Amount” is the amount obtained by adding (A) $25.00 and (B) the product of 0.6531 times the Parent Closing Price.

The “Parent Closing Price” is the average, rounded to the nearest one tenth of a cent, of the closing sale prices of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger.

Stock Election

The merger agreement provides that each PXP stockholder who makes a valid stock election will have the right to receive, in exchange for each share of PXP common stock held, a fraction of a share of FCX common stock equal to the Exchange Ratio (determined as described below). We sometimes refer to such fraction of a share of FCX common stock as the “stock consideration.” Based on the average of the closing prices of FCX common stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date, if the merger had been completed on                 , 2013, the stock consideration would have been              shares of FCX common stock. The total number of shares of FCX common stock that will be issued in the merger is fixed, subject to certain adjustments if shares of PXP common stock are issued upon the granting or exercise of certain PXP equity-based awards, or as otherwise permitted by the merger agreement, prior to completion of the merger. As a result, even if a PXP stockholder makes a stock election, that holder may nevertheless receive a mix of cash and stock if PXP stockholders as a whole elect to receive stock consideration in an aggregate amount greater than such fixed number of shares.

The “Exchange Ratio” is defined in the merger agreement as the quotient obtained by dividing the Per Share Amount (determined as described above) by the Parent Closing Price (as described above).

No fractional shares of FCX common stock will be issued to any holder of PXP common stock upon completion of the merger. For each fractional share that would otherwise be issued, FCX will pay cash in an amount equal to the applicable fraction of a share multiplied by the Parent Closing Price. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares. The cash to be paid in respect of fractional shares is not included in the aggregate cash limit described above under “—Cash Election.”

Non-Election Shares

If you are a PXP stockholder and you do not make an election to receive cash or FCX common stock in the merger, your elections are not received by the exchange agent by the election deadline, your forms of election are improperly completed and/or are not signed, or you do not send together with your forms of elections your certificates representing shares of PXP common stock (or a properly completed notice of guaranteed delivery), you will be deemed not to have made an election and your shares will be deemed “non-election shares.” Stockholders not making an election may be paid in only cash, only FCX common stock or a mix of cash and shares of FCX common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other PXP stockholders using the proration adjustment described below.

Proration

The total number of shares of FCX common stock that will be issued in the merger is fixed at approximately 86,561,944 (excluding shares to be issued as contemplated by the Letter Agreements) and the cash that will be paid in the merger is fixed at approximately $3,313,502,625, in each case subject to certain adjustments if shares of PXP common stock are issued upon the granting or exercise of certain PXP equity-based awards, or as otherwise permitted by the merger agreement. As a result, if more PXP stockholders make valid elections to receive either FCX common stock or cash than is available as merger consideration under the merger agreement, those PXP stockholders electing the oversubscribed form of consideration will have the oversubscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. As a result, if you make an election to receive only cash or only stock, you may nevertheless receive a mix of cash and stock.

Adjustment if Cash Pool is Oversubscribed

Stock may be issued to PXP stockholders who make cash elections if the available $3,313,502,625 cash pool is oversubscribed. The total number of shares of PXP common stock for which valid cash elections are made is referred to as the “Cash Election Number.” The number of shares of PXP common stock that will be converted into the right to receive cash in the merger, which we refer to as the “Cash Conversion Number,” is equal to the quotient obtained by dividing (1) $3,313,502,625 by (2) the Per Share Amount. For example, if the Per Share Amount were $50.00, the Cash Conversion Number would be approximately 66,270,053 ($3,313,502,625 ÷ $50.00), meaning that approximately 66,270,053 shares of PXP common stock must be converted into the right to receive $50.00 in cash, regardless of whether PXP stockholders have made cash elections for a greater or lesser number of shares of PXP common stock.

If the Cash Election Number is greater than the Cash Conversion Number, the cash election is oversubscribed. If the cash election is oversubscribed, then:

•

a PXP stockholder making a stock election, no election or an invalid election will receive the stock consideration for each share of PXP common stock as to which it made a stock election, no election or an invalid election; and

•	a PXP stockholder making a cash election will receive:

•

the cash consideration for a number of shares of PXP common stock equal to the product obtained by multiplying (1) the number of shares of PXP common stock for which such stockholder has made a cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number; and

•	the stock consideration for the remaining shares of PXP common stock for which the stockholder made a cash election.

Example of Oversubscription of Cash Pool

Assuming that:

•	the Cash Conversion Number were 70 million, and

•

the Cash Election Number were 100 million (in other words, only 70 million shares of PXP common stock can receive the cash consideration, but PXP stockholders have made cash elections with respect to 100 million shares of PXP common stock), then a PXP stockholder making a cash election with respect to 1,000 shares of PXP common stock would receive the cash consideration with respect to 700 shares of PXP common stock (1,000 × 7/10) and the stock consideration with respect to the remaining 300 shares of PXP common stock. Therefore, if the Parent Closing Price were equal to $34.20, the Per Share Amount would be $47.336 ($25.00 + (0.6531 × $34.20)) and that PXP stockholder would receive 415 (300 × $47.336 ÷ $34.20) shares of FCX common stock and approximately $33,143 in cash (which includes $7.80 in cash for the fractional shares) ((700 × $47.336) + $7.80).

Adjustment if the Cash Pool is Undersubscribed

Cash may be issued to stockholders who make stock elections if the available $3,313,502,625 cash pool is undersubscribed. If the Cash Election Number is less than the Cash Conversion Number, the cash election is undersubscribed. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the “Shortfall Number.” If the cash election is undersubscribed, then all PXP stockholders making a cash election will receive the cash consideration for all shares of PXP common stock as to which they made a cash election. PXP stockholders making a stock election, PXP stockholders who make no election and PXP stockholders who failed to make a valid election will receive cash and/or FCX common stock based in part on whether the Shortfall Number is lesser or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Cash Pool and Shortfall Number is Less than or Equal to Number of Non-Election Shares. If the Shortfall Number is less than or equal to the number of non-election shares, then:

•	a PXP stockholder making a stock election will receive the stock consideration for each share of PXP common stock as to which it made a stock election; and

•	a PXP stockholder who made no election or who did not make a valid election with respect to any of its shares will receive:

•

the cash consideration with respect to the number of shares of PXP common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such PXP stockholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

•	the stock consideration with respect to the remaining non-election shares held by such stockholder.

Example of Scenario 1

Assuming that:

•	the Cash Conversion Number were 70 million,

•

the Cash Election Number is 40 million (i.e., 70 million shares of PXP common stock must be converted into cash consideration but PXP stockholders have made a cash election with respect to only 40 million shares of PXP common stock, so the Shortfall Number is 30 million), and

•	the total number of non-election shares is 40 million,

then a PXP stockholder who has not made an election with respect to 1,000 shares of PXP common stock would receive the per share cash consideration with respect to 750 shares of PXP common stock (1,000 × 3/4) and the per share stock consideration with respect to the remaining 250 shares of PXP common stock. Therefore, if the Parent Closing Price were equal to $34.20, the Per Share Amount would be $47.336 ($25.00 + (0.6531 × $34.20)) and that PXP stockholder would receive 346 (250 × $47.336 ÷ $34.20) shares of FCX common stock and approximately $35,502.80 in cash (which includes $.80 in cash for the fractional shares) ((750 × $47.336) + $.80).

Scenario 2: Undersubscription of Cash Pool and Shortfall Number Exceeds Number of Non-Election Shares.

If the Shortfall Number exceeds the number of non-election shares, then:

•	a PXP stockholder who made no election or who has not made a valid election will receive the cash consideration for each share of PXP common stock for which it did not make a valid election; and

•	a PXP stockholder making a stock election will receive:

•

the cash consideration with respect to the number of shares of PXP common stock equal to the product obtained by multiplying (1) the number of shares of PXP common stock with respect to which the stockholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•	stock consideration with respect to the remaining shares of PXP common stock held by such stockholder as to which it made a stock election.

Example of Scenario 2

Assuming that:

•	the Cash Conversion Number were 70 million,

•

the Cash Election Number is 40 million (i.e., 70 million shares of PXP common stock must be converted into the cash consideration but PXP stockholders have made a cash election with respect to only 40 million shares of PXP common stock, so the Shortfall Number is 30 million),

•	the number of non-election shares is 15 million (so the Shortfall Number exceeds the number of non-election shares by 15 million), and

•	the number of stock election shares is 75 million,

then a PXP stockholder that has made a stock election with respect to 1,000 shares of PXP common stock would receive the cash consideration with respect to 200 shares of PXP common stock (1,000 × 15/75) and the stock consideration with respect to the remaining 800 shares of PXP common stock. Therefore, if the Parent Closing Price were equal to $34.20, the Per Share Amount would be $47.336 ($25.00 + (0.6531 × $34.20)) and that PXP stockholder would receive 1,107 (800 × $47.336 ÷ $34.20) shares of FCX common stock, and approximately $9,476.60 in cash (including $9.40 in cash for the fractional shares) ((200 × $47.336) + $9.40).

Treatment of PXP Equity-Based Awards

Each restricted share of PXP common stock that is outstanding immediately prior to the effective time of the merger and each PXP restricted stock unit that has been granted or contractually promised by PXP as of the date of the merger agreement and that is outstanding immediately prior to or upon the effective time of the merger (the “PXP RSUs”) that would be settled in shares of PXP common stock absent the merger (collectively, the “Stock-Settled PXP RSUs”) (except for certain RSUs held by each of PXP’s named executive officers as described in “Treatment of PXP Restricted Stock Units” will become fully vested and be converted into the right to receive, at the election of the holder, the cash consideration or the stock consideration, subject to proration as described above. Certain RSUs held by each of PXP’s named executive officers as of the date of the merger agreement will become fully vested and will be converted into the right to receive cash consideration or stock consideration, subject to the terms and conditions set forth in the Letter Agreements among each such named executive officer, FCX and PXP, which are described in further detail in “—Employment Agreements and Letter Agreements.” Each PXP RSU that would be settled in cash absent the merger (collectively, the “Cash-Settled PXP RSUs”) will become fully vested in accordance with the terms of the applicable award agreement and be converted into the right to receive cash consideration.

Each stock appreciation right relating to shares of PXP common stock outstanding and unexercised as of the effective time of the merger will become fully vested and be converted into a stock appreciation right relating to shares of FCX common stock as described in the merger agreement.

Each compensatory equity award granted or issued by PXP after the date of the merger agreement and prior to the effective time of the merger will be converted into the same type of award covering shares of FCX common stock as described in the merger agreement.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of PXP common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will exchange certificates representing shares of PXP common stock for merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. Computershare Trust Company N.A. will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Election Form

FCX will mail PXP stockholders election forms prior to the election deadline so as to permit each PXP stockholder to exercise such holder’s right to make an election prior to the election deadline. Each election form will allow you to make cash or stock elections or a combination of both.

The election deadline will be 5:00 p.m., EST, on a date prior to the effective time of the merger to be mutually determined by FCX and PXP, which date shall be publicly announced prior to such date.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the election form. Stockholders who hold their shares of PXP common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of PXP common stock. Shares of PXP common stock as to which the holder has not made a valid election prior to the election deadline will be treated as non-election shares.

To make a valid election, each PXP stockholder must submit a properly completed election form, together with stock certificates or a guarantee of delivery (except with respect to book-entry shares, in which case you should follow the instructions set forth in the election form), so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to only those persons who were PXP stockholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of PXP common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of PXP common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for PXP common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash instead of fractional shares payable to any PXP stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until PXP common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to FCX common stock into which shares of PXP common stock may have been converted will accrue but will not be paid. FCX will pay to former PXP stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their PXP stock certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties of PXP and FCX relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding capitalization, must be true and correct except to a de minimis extent), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing unless that event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing, has had or is reasonably likely to have a material adverse effect on the ability of the company making the representation to consummate the merger and the other transactions contemplated by the merger agreement, or on the business, condition (financial or otherwise) or results of operations of the company and its subsidiaries, taken as a whole, making the representation. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of FCX and PXP has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes;

•	the absence of undisclosed liabilities;

•	compliance with anti-bribery laws;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	property;

•	reserve reports;

•	environmental liabilities;

•	regulatory matters;

•	insurance coverage;

•	tax treatment of the merger;

•	material contracts;

•	the accuracy of information supplied for inclusion in this document and other similar documents; and

•	employee matters, including employee benefit plans.

In addition, PXP has made other representations and warranties about itself to FCX as to:

•	intellectual property;

•	exclusivity arrangements, and other certain types of contracts;

•	the inapplicability of state takeover laws;

•	risk management instruments; and

•	the receipt of a financial advisor’s opinion.

FCX also has made representations and warranties to PXP regarding section 203 of the Delaware General Corporation Law, the availability of cash to pay the cash portion of the merger consideration and the authorization and valid issuance of the FCX common stock to pay the stock portion of the merger consideration and satisfy other payment obligations of FCX, Merger Sub and the surviving company after completion of the merger.

The representations and warranties described above and included in the merger agreement were made by each of FCX and PXP to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by FCX and PXP in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between FCX and PXP rather than to establish matters as facts.

The merger agreement is described in, and included as Annex A to this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding PXP, FCX or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information.”

Definition of Material Adverse Effect

In determining whether a material adverse effect has occurred or is reasonably likely to occur, the parties will disregard effects resulting from:

1)	changes in general economic, financial or other capital market conditions (including prevailing interest rates);

2)	any changes or developments generally in the industries in which PXP or FCX conducts their business;

3)	the announcement or the existence of, compliance with or performance under, the merger agreement (including the impact thereof on the relationships, contractual or otherwise, of either PXP or FCX with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the merger);

4)	any taking of any action at the request of the other party to the agreement;

5)	any changes or developments in prices for oil, natural gas or other commodities or for PXP’s raw material inputs and end products, or in prices for copper, gold, molybdenum or other commodities or for FCX’s raw material inputs and end products;

6)	any adoption, implementation, promulgation, repeal or modification following the date of the merger agreement of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local governmental entity, or market administrator;

7)	any changes in GAAP or accounting standards following the date of the merger agreement;

8)	earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism;

9)	any failure by PXP or FCX to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (although the event, change, effect, development or occurrence underlying such failure may count as a material adverse effect if it does not otherwise meet an exception); or

10)	any changes in the share price or trading volume of the shares of PXP or FCX’s common stock (although the event, change, effect, development or occurrence underlying such failure may count as a material adverse effect if it does not otherwise meet an exception).

Exceptions laid out in (1), (2), (6), (7) and (8) may be considered to the extent disproportionately affecting PXP or FCX, taken as a whole, relative to other similarly situated companies in their respective industries. Any blowout, spill, explosion, or similar occurrence with respect to any well, pipeline or equipment operated by PXP may be taken into account in determining whether there has been a material adverse effect with respect to PXP. Any amendment, modification or termination of any contract, license or other agreement or understanding with, or any change of law, rule or regulation by, in each case, the Republic of Indonesia, may be taken into account in determining whether there has been a material adverse effect with respect to FCX.

Covenants and Agreements

Each of PXP and FCX has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger (or, if earlier, the merger agreement’s termination date). Each of PXP and FCX has agreed to operate its business only in the ordinary course of business, and PXP has agreed to use reasonable best efforts to preserve intact its present lines of business, maintain its rights, franchises and permits and preserve its relationships with customers and suppliers. PXP has also agreed that, with certain exceptions as may be required by law or the merger agreement, and except with FCX’s prior written consent, PXP will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

•

split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned subsidiary of PXP which remains a wholly owned subsidiary after consummation of such transaction;

•

except in the ordinary course of business, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities, except (1) dividends or distributions by any subsidiaries only to PXP or to any subsidiary of PXP in the ordinary course of business, and (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of the merger agreement;

•	take specified actions relating to director and employee compensation, benefits, hiring and promotion;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger itself and other than any mergers, consolidations, restructurings or reorganizations solely among PXP and its subsidiaries or among PXP’s subsidiaries, or take any action with respect to any of its securities that would reasonably be expected to prevent, materially impede or materially delay the consummation of the merger;

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in PXP or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable award under any existing benefits plan (except as otherwise provided by the terms of the merger agreement or the express terms of any unexercisable or unexercised awards or warrants outstanding on the date of the merger agreement), other than (1) issuances of shares of PXP common stock in respect of the exercise, vesting or settlement of any PXP stock awards, (2) the sale of shares of PXP common stock pursuant to the exercise of PXP SARs, the vesting of PXP restricted shares and/or existing PXP RSUs or for withholding of taxes with respect to any PXP stock awards, to the extent provided by the terms of such awards as in effect on the date hereof or (3) for transactions among PXP and its wholly owned subsidiaries or among PXP’s wholly owned subsidiaries;

•	make any material change to its financial accounting methods, except as required by applicable law, GAAP or SEC rules;

•

directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among PXP and its subsidiaries or among PXP’s subsidiaries;

•

other than in the ordinary course, and subject to certain other limitations, enter into, renew, amend in any material respect or terminate any contract or agreement or make or renew certain loans or credit facilities;

•

shall not make, change or revoke any material tax election, change any material tax accounting method, file any material amended tax return, enter into any material closing agreement, request any material tax ruling, settle or compromise any material tax proceeding, or surrender any claim for a material refund of taxes;

•

make any capital expenditures in excess of $200 million in the aggregate, other than as disclosed in PXP’s capital budget or expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

•

make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $200 million in the aggregate, other than as disclosed in PXP’s capital budget or in connection with transactions among PXP and its wholly owned subsidiaries or among PXP’s wholly owned subsidiaries;

•	enter into any new contract to sell hydrocarbons other than in the ordinary course of business consistent with past practice;

•

sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value in excess of $200 million in the aggregate, except for (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, or (3) sales, leases, transfers or other dispositions made in connection with any transaction among PXP and its wholly owned subsidiaries or among PXP’s wholly owned subsidiaries;

•

release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on PXP’s balance sheet or (2) that do not exceed $10 million in the aggregate;

•

prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of PXP or any subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date of the merger agreement; or

•	agree to do any of the actions prohibited by the preceding bullet points.

FCX has also agreed that, with certain exceptions as may be required by law or the merger agreement, and except with PXP’s prior written consent, FCX will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•

adjust, reclassify, split, combine, subdivide or redeem, directly or indirectly, any shares of capital stock or other equity interest of FCX or securities convertible or exchangeable into or exercisable for any shares of capital stock or other equity interest of FCX, except in each case as would not disproportionately adversely affect a holder of PXP common stock relative to a holder of FCX common stock, or delay or impede the merger;

•	adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of FCX;

•	acquire shares of PXP common stock; or

•	agree to do any of the actions prohibited by the preceding bullet points.

The merger agreement also contains mutual covenants relating to the preparation of this document, the holding of the special meeting of PXP stockholders, the granting of access to information, the applicability of state anti-takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, control of each other’s business operations, participation in stockholder litigation relating to the merger, actions with respect to maintaining the tax treatment of the merger, listing on the NYSE, reporting requirements of Section 16(a) of the Exchange Act, and post-merger board of directors representation.

PXP and FCX have also agreed to use their reasonable best efforts to take all actions needed to obtain necessary governmental and third party consents and to consummate the transactions contemplated by the merger agreement. FCX agrees to propose, negotiate, offer to commit and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of assets or businesses of FCX or PXP or, as of the closing, the surviving company, as may be required to avoid the commencement of any legal action to prohibit the merger so as to enable the closing to occur as soon as reasonably possible, provided, that the consummation of any such divestiture actions shall be conditioned on the closing and that FCX shall not be required to take any action that would, individually or in the aggregate, be reasonably likely to result in a material adverse effect to either PXP or FCX. In addition, the merger agreement contains a customary cooperation covenant whereby FCX and PXP will work cooperatively in obtaining required approvals and consents and in dealings with regulatory authorities.

Additionally, FCX agrees to use its reasonable best efforts to do all things necessary to obtain the financing on the terms and conditions described in the commitment letter or terms not materially less favorable to FCX. FCX further agrees in the merger agreement not to amend any material provision of its merger agreement with McMoRan Exploration Company, or terminate that agreement, without PXP’s prior written consent.

Reasonable Best Efforts of PXP to Obtain the Required Stockholder Vote

Subject to certain exceptions discussed herein, PXP’s board of directors shall not

•	fail to include the a recommendation to its stockholders to adopt the merger agreement (the “Company Recommendation”) in the proxy statement for the special meeting;

•	change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to PXP, the Company Recommendation;

•

take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation);

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend to PXP stockholders a company takeover proposal; or

•

authorize, cause or permit PXP or any of its subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any takeover proposal (other than a permissible confidentiality agreement discussed below).

Notwithstanding the above, if at any time prior to obtaining approval of the merger agreement by PXP stockholders, PXP directly or indirectly receives a bona fide unsolicited written company takeover proposal that did not result from PXP’s breach of its non-solicitation obligations and the PXP board of directors determines in good faith, after consultation with its outside financial advisors and legal counsel, that such company takeover proposal constitutes or would reasonably be expected to lead to a company superior proposal, then PXP may:

(a)	furnish, pursuant to a customary confidentiality agreement not less favorable to PXP than the confidentiality agreement with FCX, nonpublic information and access to PXP’s business, properties and employees to the person that made such proposal and its representatives and potential sources of financing, provided any information so provided is concurrently or has previously been provided to FCX, and

(b)	engage in discussions or negotiations with the person making such company takeover proposal and its representatives and potential sources of financing.

PXP will within 24 hours of receipt notify FCX of any company takeover proposal and the material terms and condition thereof and will keep FCX reasonably informed regarding the status of any such company takeover proposal. PXP will not enter into any agreement that would prohibit it from providing certain information to FCX pursuant to the merger agreement.

PXP may take any of the actions described in (a)-(b) above if, after receiving a bona fide, unsolicited company takeover proposal that did not result from a breach of the non-solicitation provisions, the PXP board of directors determines in good faith, after consultation with its outside financial advisors and legal counsel, that the company takeover proposal constitutes a company superior proposal and that in light of such company takeover proposal, the failure to take such action would reasonably be likely to be inconsistent with the PXP board of directors’ fiduciary duties under applicable law, provided that prior to any such change of recommendation:

(a)	PXP provides FCX with at least four business days prior written notice of its intention to take such action and has provided FCX with a copy of the company superior proposal,

(b)	PXP has negotiated with FCX during such notice period to enable FCX to propose revisions to the terms of the merger agreement such that it would cause the company superior proposal to no longer constitute a company superior proposal,

(c)	following the end of such notice period, the PXP board of directors considers in good faith any revisions to the terms of the merger agreement and determines, after consultation with its outside financial advisors and outside legal counsel, that the company superior proposal continues to be a company superior proposal even if such changes were given effect, and

(d)	in the event of any changes in the terms of the company superior proposal, PXP shall have given FCX notice of such change and a new notice period shall commence equal to the longer of two business days or the period remaining under the initial 4-business day notice period.

Additionally, nothing in the merger agreement prohibits or restricts the PXP board of directors from taking any of the actions described in (a)-(b) in response to an “intervening event” if the PXP board of directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable law, provided that prior to taking any such action:

(a)	PXP provides FCX with at least four business days prior written notice of its intention to take such action,

(b)	PXP has negotiated in good faith with FCX during such notice period to enable FCX to propose revisions to the terms of the merger agreement, and

(c)	following the end of such notice period, the PXP board of directors considers in good faith any revisions to the terms of the merger agreement and determines, after consultation with its outside financial advisors and outside legal counsel, that its fiduciary duties continue to require the recommendation change.

A “company takeover proposal” means:

•

any inquiry, proposal or offer for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or similar transaction involving more than 15% of the consolidated assets of PXP or any of its subsidiaries,

•	any inquiry, proposal or offer to acquire more than 15% of the voting power of the outstanding shares of PXP common stock, or

•	any inquiry, proposal or offer to acquire assets or businesses of PXP representing more than 15% of the consolidated assets, revenues or net income of PXP (other than the merger).

A “company superior proposal” means a bona fide, unsolicited, written company takeover proposal:

•

that if consummated would result in a third party (or the stockholders of a third party) acquiring directly or indirectly more than 75% of the outstanding shares of PXP common stock or more than 75% of the assets of PXP and its subsidiaries,

•

that the PXP board of directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions and the person making such company takeover proposal, and

•

that the PXP board of directors determines in good faith after consultation with its outside financial advisor and outside legal counsel is more favorable to the stockholders of PXP from a financial point of view than the merger.

An “intervening event” is a material event, fact, circumstance, development or occurrence that is unknown to the PXP board of directors as of the signing date of the merger agreement (or, if known, the magnitude or material consequences are unknown or unforeseeable), which becomes known to the PXP board of directors prior to obtaining the approval of PXP stockholders, provided that

•	if the intervening event relates to FCX, it shall not constitute an intervening event unless it has a material adverse effect on FCX and

•	no event relating to the expectation, discovery or development of hydrocarbons in any oil and gas interests of PXP shall constitute or contribute towards an intervening event.

Agreement Not to Solicit Other Offers

PXP will, and will cause its affiliates, and officers, directors and employees to, and will use reasonable best efforts to cause its agents, financial advisors, investment bankers, attorneys, accountants and other representatives to:

•	immediately cease any ongoing solicitation, discussions or negotiations with any person with respect to a “company takeover proposal”,

•

promptly instruct any person that has executed a confidentiality agreement within the 36-month period prior to the signing of the merger agreement in connection with any company takeover proposal to return or destroy all confidential information of PXP in its possession, and

•	until the closing or termination of the merger agreement, not:

•

solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to a company takeover proposal,

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with or for the purpose of encouraging or facilitating, a company takeover proposal, or

•

approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a company takeover proposal.

In addition, PXP will not release any third party from or waive or amend any standstill agreement or confidentiality provision other than any confidentiality provision the waiver of which would not be reasonably likely to lead to a company takeover proposal, and PXP will enforce its existing standstill and confidentiality agreements and take all steps within its power to terminate any waivers previously granted under such agreements.

Expenses and Fees

In general, each of FCX and PXP will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, FCX shall pay all filing fees required under the HSR Act. Additionally, all transfer, documentary, sales, use, stamp, registration and other substantially similar taxes and fees shall be paid by FCX when due, and it shall, at its own expense, file all necessary tax returns and other documentation with respect to all such transfer taxes.

Employee Matters

The merger agreement provides that for the period beginning on the closing date and ending on the first anniversary of the closing date, FCX will provide compensation (including equity-based compensation) to, and benefit plans for, PXP employees who continue to be employed by FCX after the merger that are substantially comparable in the aggregate to those provided to such PXP employees immediately prior to the effective time of the merger. The merger agreement also provides PXP employees who continue to be employed by FCX following the closing date with service credit under benefit plans sponsored or maintained by FCX, subject to certain customary exceptions.

FCX will honor all accrued and vested benefits and perform all obligations under each PXP benefit plan, employment, deferred compensation, change in control, severance, termination or similar agreement that is currently in effect between PXP or any of its subsidiaries and any current or former director, officer, employee or other service provider thereof in accordance with their terms as in effect immediately before the effective time of the merger and applicable law, as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

FCX may request not less than ten business days prior to the closing date that PXP terminate its 401(k) plan and distribute the assets thereof to participants in the PXP 401(k) plan as soon as practicable following the receipt of a favorable determination letter from the Internal Revenue Service (“IRS”) with respect to such termination. FCX will permit PXP employees who are then actively employed by FCX to make rollover contributions into a 401(k) plan sponsored or maintained by FCX.

PXP may grant annual equity awards in 2013 and make new hire equity grants to employees in 2012 and 2013, in each case in the ordinary course of business, and in amounts and subject to terms and conditions consistent with past practice with respect to annual and new hire equity grants. The terms of such equity grants will provide that the awards will not vest or become payable solely as a result of the consummation of the merger. PXP may also (i) implement annual base salary increases in 2013 as per PXP’s annual 2013 budget and (ii) pay bonuses for 2012 to PXP officers and employees in the ordinary course of business consistent with past practice (taking into account actual performance for 2012).

Indemnification and Insurance

The merger agreement requires FCX to maintain in effect for six years after completion of the merger the current rights of PXP current and former directors, officers and employees to indemnification under the PXP articles of incorporation or the PXP bylaws or disclosed agreements of PXP.

The merger agreement also provides that, upon completion of the merger, FCX will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of PXP, and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of PXP and its subsidiaries, against any costs or expenses (including advancing attorneys’ fees and expenses) in advance of the final disposition of any claim, suit, proceeding or investigation to the fullest extent permitted by applicable law.

The merger agreement provides that FCX will maintain for a period of six years after completion of the merger PXP’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that FCX is not required to incur annual premium expense greater than 250% of the last annual premium paid by PXP prior to the date of the merger agreement (the “Maximum Amount”).

Either party may (in the case of PXP, with FCX’s consent) purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time of the merger that were committed or alleged to have been committed by a party to be indemnified under the agreement. In no event shall the cost of such policy purchased by PXP exceed six times the Maximum Amount.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger agreement by the holders of a majority of the shares of PXP common stock entitled to vote thereon,

•	the absence of any injunction or law that prohibits closing,

•	the effectiveness of the registration statement for the FCX shares to be issued as merger consideration and the approval for listing of such shares on the NYSE,

•	the expiration or termination of the HSR waiting period, and

•

Merger Sub obtaining the necessary qualifications required by the Bureau of Ocean Energy Management and the Bureau of Safety and Environmental Enforcement to hold or operate oil and gas interests in the Gulf of Mexico.

Each of FCX’s and PXP’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of FCX and PXP of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•	the absence of a material adverse effect on the other party; and

•

the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by:

•	mutual written consent of FCX and PXP,

•

either FCX or PXP, if the merger shall not have been completed on or prior to June 5, 2013 (the “End Date”), provided that if all conditions have been satisfied other than the conditions relating to expiration or termination of the HSR waiting period, effectiveness of the S-4 or absence of injunctions, then the End Date may be extended by either FCX or PXP by notice to the other to a date not later than September 5, 2013, and provided further that the right to terminate is not available to a party if the failure of closing by the End Date results from a material breach by such party of any representation, warranty, covenant or other agreement and the non-terminating party files and pursues an action seeking specific performance,

•

either FCX or PXP, if a final and non-appealable injunction shall have been entered prohibiting the closing, unless such injunction was due to the failure of the terminating party to perform any of its obligations under the agreement,

•	either FCX or PXP, if the PXP stockholders’ meeting (including any adjournments or postponements) has concluded and the requisite approval of PXP stockholders is not obtained,

•

PXP, if FCX breaches the merger agreement in a manner that would cause a condition to PXP’s obligation to close not to be satisfied and such breach is either not curable by the End Date or FCX fails to diligently attempt to cure such breach after receipt of written notice of such breach from PXP,

•

FCX, if PXP breaches the merger agreement in a manner that would cause a condition to FCX’s obligation to close not to be satisfied and such breach is either not curable by the End Date or PXP fails to diligently attempt to cure such breach after receipt of written notice of such breach from FCX, and

•

FCX, prior to adoption of the merger agreement by stockholders of PXP, in the event that either (i) the PXP board of directors changes its recommendation to stockholders to adopt the merger agreement or (ii) PXP materially breaches any of its non-solicitation obligations in the merger agreement.

If the merger agreement is terminated, there will be no liability on the part of FCX or PXP, except that (1) both FCX and PXP will remain liable for any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in the merger agreement occurring prior to termination or as provided for in the Confidentiality Agreement between PXP and FCX and (2)  PXP may be required to pay FCX a termination fee and/or reimburse certain expenses of FCX.

Termination Fee

If the merger agreement is terminated

•	by either FCX or PXP because the PXP stockholders’ meeting was concluded and the PXP stockholder approval was not obtained, or

•	by FCX because the PXP board of directors changes its recommendation to stockholders due to an intervening event other than an alternative takeover proposal, then

PXP will pay FCX up to $69,000,000 in respect of its expenses within two business days of such termination.

If the merger agreement is terminated by FCX because PXP changes its recommendation to stockholders due to an alternative takeover proposal or materially breaches its non-solicitation obligations in the merger agreement, then PXP will pay FCX a termination fee of $207,000,000 (less any amounts previously paid in respect of expenses).

If the merger agreement is terminated by PXP because the merger has not closed by the End Date and at the time of termination (1) the PXP stockholders’ meeting has concluded and the PXP stockholder approval was not obtained, and (2) FCX would have been permitted to terminate the merger agreement because the PXP board of directors has changed its recommendation to stockholders due to an alternative takeover proposal or has materially breached its non-solicitation obligations, then PXP will pay FCX a termination fee of $207,000,000 (less any amounts previously paid in respect of expenses).

If the merger agreement is terminated:

•	by FCX or PXP because the merger has not closed by the End Date,

•	by FCX or PXP because the PXP stockholders’ meeting has concluded and the requisite stockholder approval was not obtained, or

•	by FCX because of PXP’s uncured material breach of the merger agreement,

and, in each case, (i) a “company takeover proposal” (as defined in the description of the non-solicitation provisions above, except that for purposes of the termination fee provisions references to 15% are changed to references to 50%) is publicly announced and not withdrawn at least 15 business days prior to the PXP stockholders’ meeting AND (ii) at any time on or prior to the twelve month anniversary of such termination PXP enters into a definitive agreement with respect to or completes the transaction contemplated by any company takeover proposal, then PXP will pay FCX up to $69,000,000 in respect of expenses (less any amounts previously paid in respect of expenses) within two business days of such termination and a termination fee of $207,000,000 (less any amounts paid in respect of expenses) upon the earlier of entering into such definitive agreement or completing such company takeover proposal.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement. However, if after approval of the transactions contemplated by the merger agreement by the PXP stockholders, there is a legal requirement for further approval by stockholders of an amendment, then there may not be, without further approval of those stockholders, any such amendment of the merger agreement. Amendments to sections of the merger agreement pertaining to jurisdiction, specific enforcement, waiver of jury trial, third-party beneficiaries, and waiver and amendment of the agreement that are adverse to financing sources for the transactions contemplated by the merger agreement shall not be made without consent of the financing sources.

Voting and Support Agreement

In connection with entry into the MMR merger agreement, FCX, MMR and PXP entered into a voting and support agreement with respect to the MMR merger. The voting and support agreement generally requires that PXP, in its capacity as a stockholder of MMR, vote all of its shares of MMR common stock in favor of the MMR merger proposal, in favor of a charter amendment proposal at the MMR special meeting of stockholders, and against alternative transactions, and generally prohibits PXP from transferring its shares of MMR common stock prior to the consummation of the MMR merger. As of January 31, 2013, PXP held 51,000,000 shares, constituting approximately 31.3% of the outstanding common stock of MMR.

ACCOUNTING TREATMENT

Each of FCX and PXP prepares its financial statements in accordance with U.S. GAAP. The merger will be accounted for using the acquisition method of accounting with FCX treated as the acquirer of PXP for accounting purposes. Under the acquisition method of accounting assets acquired and liabilities assumed will be recorded as of the acquisition date, at their respective fair market values and added to those of FCX. The reported financial condition and results of operations of FCX issued after completion of the merger will reflect PXP’s balances and results of operations after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of PXP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements (the “Pro Forma Financial Statements”) have been prepared to reflect the acquisition of PXP by FCX. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on September 30, 2012. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2011, and the nine months ended September 30, 2012, are presented as if the merger had occurred on January 1, 2011. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the acquisition and, with respect to the statements of income only, expected to have a continuing impact on the combined results.

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States (“US GAAP”), with FCX treated as the acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing Pro Forma Financial Statements, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying Pro Forma Financial Statements and the combined company’s future results of operations and financial position.

On December 5, 2012, FCX also entered into an Agreement and Plan of Merger with MMR. The MMR merger is a separate transaction, and the completion of the MMR merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the MMR merger. Concurrent with the filing of this proxy statement/prospectus, FCX and MMR are filing a proxy statement/prospectus in connection with the MMR merger with FCX.

The Pro Forma Financial Statements do not give effect to (i) the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any tax or other synergies that may result from the merger, (ii) changes in commodity and share prices, or (iii) the impact of the proposed acquisition of MMR by FCX.

The Pro Forma Financial Statements are provided for informational purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of FCX would have been had the combination occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The Pro Forma Financial Statements should be read in conjunction with:

•	The accompanying notes to the Pro Forma Financial Statements;

•

The audited consolidated financial statements and accompanying notes of FCX and PXP contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2011, incorporated by reference herein;

•

The unaudited condensed consolidated financial statements and accompanying notes of FCX and PXP contained in their respective Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2012, incorporated by reference herein; and

•	The Current Report on Form 8-K/A filed by PXP on December 13, 2012, incorporated by reference herein.

FREEPORT-McMoRan COPPER & GOLD INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AT SEPTEMBER 30, 2012

(IN MILLIONS)

	Historical(1)		Adjustments					Pro Forma Combined
	FCX	PXP	Conform- ing(2)	Pro Forma(3)		Financing and Other (4)
ASSETS
Current assets:
Cash and cash equivalents	$3,727	$217	$—	$(3,475)	A	$3,461	D	$3,768
						(162)	E
Trade and other accounts receivable	1,666	—	315	—		—		1,981
Inventories	4,434	—	28	—		—		4,462
Other current assets	353	1,036	(917)	89	C	88	E	649

Total current assets	10,180	1,253	(574)	(3,386)		3,387		10,860
Property, plant, equipment and development costs, net	20,294	150	—	—		—		20,444
Oil and natural gas properties, net – full cost method:
Subject to depletion	—	10,810	—	262	C	—		11,072
Not subject to depletion	—	3,766	—	4,818	C	—		8,584
Long-term mill and leach stockpiles	1,871	—	—	—		—		1,871
Goodwill	—	535	—	(535)	C	—		1,820
				1,820	C
Investment in MMR	453	—	519	270	C	—		1,242
Other assets	1,719	233	—	(186)	C	—		1,766

Total assets	$34,517	$16,747	$(55)	$3,063		$3,387		$57,659

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,889	$705	$(6)	$—		$—		$3,588
Current portion of debt	2	—	—	—		7,000	D	7,002
Current portion of reclamation and environmental obligations	259	—	6	—		—		265

Total current liabilities	3,150	705	—	—		7,000		10,855
Long-term debt, less current portion	3,521	10,112	—	834	C	(3,539)	D	10,928
Deferred income taxes	3,378	1,586	(55)	1,566	C	(203)	F	6,272
Reclamation and environmental obligations, less current portion	2,194	604	—	243	C	—		3,041
Other liabilities	1,531	22	—	—		—		1,553

Total liabilities	13,774	13,029	(55)	2,643		3,258		32,649
Total stockholders’ equity	17,139	3,280	—	(3,280)	B	(74)	E	20,241
				2,973	A	203	F
Noncontrolling interests	3,604	438	—	727	C	—		4,769

Total equity	20,743	3,718	—	420		129		25,010

Total liabilities and equity	$34,517	$16,747	$(55)	$3,063		$3,387		$57,659

See accompanying notes to the pro forma condensed combined balance sheet.

COMBINATION OF FCX AND PXP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1)	Historical Financial Information

FCX. FCX’s historical financial information has been derived from its Quarterly Report on Form 10-Q for the period ended September 30, 2012.

PXP. On November 30, 2012, PXP completed the acquisition of interests in certain deepwater Gulf of Mexico oil and gas properties in the Holstein, Diana, Hoover, Horn Mountain, Marlin, Dorado, King and Ram Powell Fields located in the Gulf of Mexico (collectively, “the GOM Acquisition”). For purposes of the Pro Forma Financial Statements, PXP’s historical financial information has been derived from its Current Report on Form 8-K/A filed on December 13, 2012, which included PXP’s unaudited pro forma condensed combined balance sheet at September 30, 2012, to reflect the pro forma effects of the GOM Acquisition and related financing.

(2)	Conforming Adjustments

Certain of PXP’s historical balances have been reclassified to conform to FCX’s presentation, including the reclassification of PXP’s $519 million investment in MMR common stock as an equity method investment and the related deferred tax asset of $55 million to deferred income taxes.

(3)	Pro Forma Adjustments

A.	Preliminary Estimated Purchase Price

FCX has agreed to acquire PXP for per-share consideration consisting of 0.6531 shares of FCX common stock and $25.00 in cash, equivalent to total consideration of $46.21 per PXP share, based on the closing price of FCX common stock on December 13, 2012.

PXP stockholders will have the right to elect to receive merger consideration in the form of cash or shares of FCX common stock, subject to the proration provisions of the merger agreement. For purposes of the Pro Forma Financial Statements, the preliminary estimated purchase price assumes per-share consideration of 0.6531 shares of FCX common stock and $25.00 in cash (in millions):

FCX’s acquisition of PXP:
FCX stock consideration (i)	$2,973
Cash consideration (ii)	3,475

Total preliminary estimated purchase price	$6,448

(i)	The estimated value of FCX’s common stock to be issued in the proposed merger is as follows (in millions, except exchange ratio and closing share price):

Estimated number of PXP shares to be acquired	132.543
Exchange ratio of FCX common stock for each PXP share	0.6531

86.564
FCX common stock to be issued for PXP Named Executive Officer equity awards	4.979

Shares of FCX common stock to be issued	91.543
Closing share price of FCX common stock at December 13, 2012	$32.48

FCX stock consideration	$2,973

The final value of FCX stock consideration will be determined based on the actual number of FCX shares issued and the market price of FCX common stock as of the date of acquisition. A five percent increase or decrease in the closing price of FCX’s common stock, compared to the December 13, 2012, closing price of $32.48, would increase or decrease the value of FCX stock consideration by approximately $144 million.

(ii)	The estimated value of cash consideration with respect to FCX’s acquisition of PXP was calculated as follows (in millions, except per share cash amount):

Estimated number of PXP shares to be acquired	132.543
Per share cash amount	$25.00

$3,313
Estimated change of control costs, including $70 million for cash-settled RSUs	$162

Cash consideration	$3,475

B.	Eliminations: Upon closing of the merger, PXP’s historical shareholders’ equity accounts will be eliminated in FCX’s consolidated financial statements.

C.	Acquisition Method Adjustments: The Pro Forma Financial Statements have been prepared based on the acquisition method of accounting for business combinations. Under the acquisition method of accounting, the preliminary estimated purchase price is calculated as described above in Pro Forma Adjustments, Note A. Preliminary Estimated Purchase Price. The allocation of the preliminary estimated purchase price is based upon management’s preliminary estimates and assumptions with respect to the fair values of the assets to be acquired and the liabilities to be assumed. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma fair value adjustments are preliminary, have been made solely for the purpose of providing Pro Forma Financial Statements. The actual fair values of the assets acquired and liabilities assumed will be determined as of the date of acquisition and may differ materially from the amounts presented in the below purchase price allocation because of changes in fair values through the date of acquisition, and as further analysis is completed. Accordingly, the allocation of the purchase price may result in different adjustments in the unaudited pro forma condensed combined statements of income, and these differences may have a material impact on the accompanying Pro Forma Financial Statements and the combined company’s future results of operations and financial position.

Following are the pro forma adjustments to reflect the fair value of PXP’s net reported assets as presented in the unaudited pro forma condensed combined balance sheet at September 30, 2012 (in millions):

PXP’s net assets at September 30, 2012	$3,280
Adjustment to fair value derivatives	89
Adjustment to fair value oil and gas properties:
Subject to depletion(i)	262
Not subject to depletion(ii)	4,818
Adjustment to eliminate PXP’s predecessor basis goodwill	(535)
Adjustment to fair value PXP’s investment in MMR	270
Adjustment to fair value deferred financing charges	(186)
Adjustment to fair value PXP’s assumed debt obligations	(834)
Adjustment to deferred taxes to reflect fair value adjustments(iii)	(1,566)
Adjustment to fair value asset retirement obligations	(243)

5,355
Adjustment to fair value noncontrolling interests	(727)

Identifiable net assets at September 30, 2012	4,628
Residual goodwill(iv)	1,820

Total preliminary estimated purchase price	$6,448

(i)	PXP follows the full cost method of accounting for oil and gas properties whereby all costs associated with property acquisition, exploration and development activities are capitalized and amortized over total proved reserves, with capitalized costs subject to a full cost ceiling limitation. This adjustment reflects the estimated fair values of PXP’s proved oil and gas properties based on after-tax, discounted cash flow estimates using oil and gas forward prices.

(ii)	PXP’s unproved oil and gas properties are excluded from amortization until the properties are evaluated. Costs will be transferred into the amortization base as the properties are evaluated and proved reserves are established, or impairment is determined. This adjustment reflects the estimated fair value of PXP’s unproved oil and gas properties based on risk-adjusted, after-tax discounted cash flow estimates using oil and gas forward prices. Transfers of these costs into the amortization base will impact future depreciation, depletion and amortization expense and the full cost ceiling limitation on capitalized costs.

(iii)	Deferred income taxes have been recognized based on the pro forma fair value adjustments to identifiable assets acquired and liabilities assumed using a 37.5 percent tax rate, which reflects the 35 percent federal statutory rate and a 2.5 percent effective state income tax rate.

(iv)	Residual goodwill recorded in connection with the merger will not be deductible for income tax purposes.

(4)	Financing and Other

D.	FCX was required to secure commitments to provide debt financing in connection with the acquisition. Accordingly, FCX obtained financing commitments for a bridge loan from JPMorgan Chase Bank, N.A., from which FCX expects to borrow $7.0 billion to (i) fund the cash portion of the PXP merger consideration (see Note A. Preliminary Estimated Purchase Price) and (ii) repay debt outstanding under PXP’s amended credit facility (consisting of PXP’s senior revolving credit facility, 4% term loan and 3.31% term loan), as the amended credit facility provides that a change of control is an event of default.

Because the borrowings to repay debt outstanding under PXP’s amended credit facility and to fund the cash portion of the merger consideration are directly attributable to the transaction, the unaudited pro forma condensed combined balance sheet reflects the following adjustments associated with the expected borrowings under the bridge loan and the use of such cash (in millions):

Borrowings under bridge loan	$7,000
PXP term loans and revolver to be refinanced:
PXP senior revolving credit facility	(1,539)
PXP $1.25 billion 4% term loan	(1,250)
PXP $750 million 3.31% term loan	(750)

(3,539)

Net cash from bridge loan financing to fund merger consideration	$3,461

E.	Adjustment reflects $88 million of deferred financing costs, which are considered short-term and non-recurring in nature, that FCX expects to incur associated with the $7.0 billion of borrowings under the bridge loan, and $74 million in estimated transaction costs, consisting primarily of financial advisory fees, legal and accounting fees, financial printing and other costs related to the merger.

F.	Adjustment to deferred income taxes to reflect a decrease of $203 million to FCX’s valuation allowance resulting from the determination that, as a direct result of the acquisition of PXP by FCX, the combined company would more than likely not realize certain of FCX’s deferred tax assets, against which a valuation allowance has been provided.

FREEPORT-McMoRan COPPER & GOLD INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Historical(1)		Adjustments			Pro Forma Combined
	FCX	PXP	Conforming(2)	Pro Forma(3)
Revenues	$13,497	$3,153	$—	$—		$16,650
Cost of sales:
Production and delivery	7,642	616	26	(3)	A	8,281
Depreciation, depletion and amortization	856	1,187	(37)	57	B	2,063

Total cost of sales	8,498	1,803	(11)	54		10,344
Other operating costs and expenses	543	106	3	—		652

Total costs and expenses	9,041	1,909	(8)	54		10,996

Operating income	4,456	1,244	8	(54)		5,654

Interest expense, net	(148)	(300)	(8)	(54)	C	(478)
				32	D

Losses on early extinguishment of debt	(168)	(5)	—	—		(173)
Other income (expense), net	23	(79)	—	92	E	36

Income before taxes and equity in affiliated companies’ net losses	4,163	860	—	16		5,039
Provision for income taxes	(1,128)	(331)	—	(47)	F	(1,506)
Equity in affiliated companies’ net losses	—	—	—	(34)	E	(34)

Net income	3,035	529	—	(65)		3,499
Net income attributable to noncontrolling interests	(737)	(27)	—	—		(764)

Net income attributable to common stockholders	$2,298	$502	$—	$(65)		$2,735

Net income per share attributable to common stockholders:
Basic	$2.42	$3.87				$2.63

Diluted	$2.41	$3.81				$2.62

Weighted-average common shares outstanding:
Basic	949	130				1,041

Diluted	953	132				1,045

See accompanying notes to the pro forma condensed combined statements of income.

FREEPORT-McMoRan COPPER & GOLD INC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Historical(1)		Adjustments			Pro Forma Combined
	FCX	PXP	Conforming(2)	Pro Forma(3)
Revenues	$20,880	$3,862	$—	$—		$24,742
Cost of sales:
Production and delivery	9,898	734	38	(6)	A	10,664
Depreciation, depletion and amortization	1,022	1,177	(50)	383	B	2,532

Total cost of sales	10,920	1,911	(12)	377		13,196
Other operating costs and expenses	820	136	1	—		957

Total costs and expenses	11,740	2,047	(11)	377		14,153

Operating income	9,140	1,815	11	(377)		10,589

Interest expense, net	(312)	(386)	(11)	(86)	C	(792)
				3	D

Losses on early extinguishment of debt	(68)	(121)	—	—		(189)
Other income, net	58	32	—	53	E	143

Income before taxes and equity in affiliated companies’ net earnings	8,818	1,340	—	(407)		9,751
Provision for income taxes	(3,087)	(509)	—	95	F	(3,501)
Equity in affiliated companies’ net earnings	16	—	—	(2)	E	14

Net income	5,747	831	—	(314)		6,264
Net income attributable to noncontrolling interests	(1,187)	(2)	—	—		(1,189)

Net income attributable to common stockholders	$4,560	$829	$—	$(314)		$5,075

Net income per share attributable to common stockholders:
Basic	$4.81	$5.88				$4.88

Diluted	$4.78	$5.80				$4.85

Weighted-average common shares outstanding:
Basic	947	141				1,039

Diluted	955	143				1,047

See accompanying notes to the pro forma condensed combined statements of income.

COMBINATION OF FCX AND PXP

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

(1)	Historical Financial Information

FCX. FCX’s historical financial information has been derived from its respective Quarterly Report on Form 10-Q for the period ended September 30, 2012, and Annual Report on Form 10-K for the year ended December 31, 2011.

PXP. On November 30, 2012, PXP completed the GOM Acquisition. For purposes of the Pro Forma Financial Statements, PXP’s historical financial information has been derived from its Current Report on Form 8-K/A filed on December 13, 2012, which included PXP’s unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2012, and the year ended December 31, 2011, to reflect the pro forma effects of the GOM Acquisition and related financing.

(2)	Conforming Adjustments

Certain of PXP’s historical balances have been reclassified to conform to FCX’s presentation.

(3)	Pro Forma Adjustments

The following pro forma adjustments for the pro forma condensed combined statements of income for the nine months ended September 30, 2012, and the year ended December 31, 2011, are primarily based on the estimated fair value adjustments made to the assets acquired and liabilities assumed in the pro forma condensed combined balance sheet at September 30, 2012 (see Note C. Acquisition Method Adjustments of the notes to the pro forma condensed combined balance sheet). The actual fair values of the assets acquired and liabilities assumed will be determined as of the date of acquisition and may differ materially from the amounts presented in the estimated pro forma purchase price allocation because of changes in fair values through the date of acquisition, and as further analysis is completed. Accordingly, the allocation of the purchase price may result in different adjustments in the unaudited pro forma condensed combined statements of income.

A.	Adjustments to accretion on assumed asset retirement obligations.

B.	Adjustments to depreciation, depletion and amortization expense totaling $57 million for the nine months ended September 30, 2012, and $383 million for the year ended December 31, 2011, primarily reflecting updated reserve estimates and depletion rates for oil and gas properties subject to depletion. The pro forma depletion rate was $28.42 per barrel of oil equivalent for both the nine months ended September 30, 2012, and year ended December 31, 2011.

C.	Net adjustments to interest expense of $54 million for the nine months ended September 30, 2012, and $86 million for the year ended December 31, 2011, primarily relate to interest associated with the bridge loan financing and the adjustment to fair value PXP’s assumed debt obligations. Interest under the bridge loan varies based on LIBOR plus 1.5 percent and is, therefore, subject to interest rate risk. A 25-basis point change in the interest rate would result in an increase or decrease in pro forma interest expense of $13 million for the nine months ended September 30, 2012, and $18 million for the year ended December 31, 2011.

Interest expense for the year ended December 31, 2011, excludes $88 million of financing costs associated with the bridge loan (see Note E of the notes to the pro forma condensed combined balance sheet).

D.	Adjustments of $32 million for the nine months ended September 30, 2012, and $3 million for the year ended December 31, 2011, to reflect pro forma capitalized interest related to the interest adjustments described above in Note C, and adjustments to oil and gas properties not subject to depletion (see Note C. Acquisition Method Adjustments of the notes to the pro forma condensed combined balance sheet).

E.	PXP owns 51 million shares of MMR common stock and historically elected to measure this equity investment at fair value, with changes in fair value recognized as a component of other income (expense), net, in the statements of income. For purposes of the Pro Forma Financial Statements, FCX has recorded the equity investment in MMR under the equity method of accounting. Accordingly, adjustments were made to (i) reverse the income statement effects recorded by PXP under the fair value option and (ii) to record the equity in MMR losses under the equity method of accounting.

F.	The estimated income tax effect of the pro forma adjustments (except for net adjustments to interest expense) has been recorded based upon the U.S. federal statutory rate of 35 percent and the weighted average of the applicable statutory tax rates (net of federal benefit) of 2.5 percent. The estimated tax rate of 26 percent applied to PXP’s historical interest expense and the pro forma adjustments to interest expense has been derived from a preliminary analysis of the applicable rules for interest cost allocation required by U.S. tax regulations. The effective rate will also be affected by any tax planning opportunities that may result from the combination of the companies after the transaction. The business combination is expected to be non-taxable to the respective companies, with PXP’s historical tax bases surviving for income tax reporting purposes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of PXP common stock. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to U.S. holders (as defined below) that hold their PXP common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	holders that exercise appraisal rights,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their PXP common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	holders who hold PXP common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of PXP common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their PXP common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of PXP common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the merger to them.

Each holder of PXP common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally. The completion of the merger is conditioned upon the delivery by each of Wachtell Lipton (or another law firm of national reputation), counsel to FCX, and Latham & Watkins (or another law firm of national reputation), counsel to PXP, of its opinion to the effect that, on the basis of the facts, representations, assumptions and exclusions set forth in such opinion and certificates to be obtained from officers of FCX and PXP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinion conditions will not be waivable after the PXP stockholders have approved the proposal to adopt the merger agreement if such waiver would require further stockholder approval to be obtained, unless further approval of the PXP stockholders is obtained with appropriate disclosure. Neither of these opinions are binding on the Internal Revenue Service or the courts, and neither FCX nor PXP intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its PXP common stock for cash, FCX common stock or a combination of cash and FCX common stock.

Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of PXP common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of PXP common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the PXP common stock surrendered is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if, however, the holder constructively owns shares of PXP common stock that are exchanged for shares of FCX common stock in the merger or otherwise owns shares of FCX common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “—Exchange for FCX Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

Exchange Solely for FCX Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of PXP common stock actually owned by it solely for shares of FCX common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of FCX common stock (as discussed below). The aggregate adjusted tax basis of the shares of FCX common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of PXP common stock surrendered for the FCX common stock, and the holding period of the FCX common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of PXP common stock were held.

Exchange for FCX Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of PXP common stock actually owned by it for a combination of FCX common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the FCX common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of PXP common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of FCX common stock). For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and FCX common stock should be allocated among different blocks of PXP common stock. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the PXP common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of FCX common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of PXP common stock for a combination of FCX common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of PXP common stock surrendered for FCX common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of FCX common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the FCX common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of PXP common stock surrendered.

Possible Treatment of Cash as a Dividend. Any gain recognized by a holder may be treated as a dividend for U.S. federal income tax purposes to the extent of the holder’s ratable share of PXP’s accumulated “earnings and profits.” In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of FCX. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of PXP common stock solely for FCX common stock and then FCX immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the FCX common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of FCX. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of FCX that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of FCX that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of FCX common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of PXP common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of PXP common stock is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain Tax Reporting Rules. Under applicable Treasury regulations, “significant holders” of PXP stock generally will be required to comply with certain reporting requirements. A PXP common stockholder should be viewed as a “significant holder” if, immediately before the first step merger, such holder held 5% or more, by vote or value, of the total outstanding PXP common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of PXP common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of FCX, PXP, and IMONC LLC, and the holder will be required to retain permanent records of these facts. You should consult your tax advisor as to whether you may be treated as a “significant holder.”

Information Reporting and Backup Withholding. Payments of cash pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROPOSAL NO. 2—ADVISORY VOTE REGARDING MERGER-RELATED COMPENSATION FOR PXP NAMED EXECUTIVE OFFICERS

PXP is required pursuant to Section 14A of the Securities Exchange Act of 1934 to include in this proxy statement a non-binding, advisory vote on the compensation payable to each of its “named executive officers,” as determined in accordance with Item 402(t) of Regulation S-K, in connection with the proposed merger pursuant to arrangements entered into with PXP. The proposal gives PXP stockholders the opportunity to express their views on the merger-related compensation of PXP’s named executive officers. Accordingly, PXP is therefore asking its stockholders to approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to PXP’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Proposal No. 1—PXP’s Directors and Officers Have Financial Interests in the Merger—Merger Related Compensation for PXP Named Executive Officers,” is hereby APPROVED.”

Vote Required and Board of Directors Recommendation

The vote regarding this proposal on merger-related compensation is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, PXP’s stockholders may vote to approve the proposal to adopt the merger agreement and vote not to approve the proposal on merger-related compensation and vice versa. Because the vote regarding merger-related compensation is advisory only, it will not be binding on either PXP or FCX. Accordingly, if the merger agreement is adopted and the merger is completed, the named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the consummation of the merger, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of PXP’s stockholders.

Approval of the merger-related compensation requires the affirmative vote of a majority of the shares of PXP’s common stock represented and voting at the PXP special meeting.

The PXP board of directors unanimously recommends a vote “FOR” this proposal as to the approval, on an advisory basis, of the compensation that may become payable to PXP’s named executive officers in connection with the merger.

PROPOSAL NO. 3—ADJOURNMENT OF THE SPECIAL MEETING

PXP’s stockholders are being asked to approve a proposal that will give PXP authority to adjourn the special meeting for the purpose of soliciting additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement. If this adjournment proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, PXP stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of holders of a majority of the shares of PXP’s common stock present at the meeting, in person or by proxy, and entitled to vote is required to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement. Abstentions and any broker non-votes will have the same effect as a vote cast against such proposal.

The PXP board of directors unanimously recommends a vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

INFORMATION ABOUT THE COMPANIES

Freeport-McMoRan Copper & Gold Inc.

FCX is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world’s largest producer of molybdenum. The company’s portfolio of assets includes the Grasberg minerals district in Indonesia, the world’s largest copper and gold mine in terms of recoverable reserves, significant mining operations in the Americas, including the large scale Morenci minerals district in North America and the Cerro Verde and El Abra operations in South America, and the highly prospective Tenke Fungurume minerals district in the Democratic Republic of Congo. At December 31, 2011, consolidated recoverable proven and probable reserves included 119.7 billion pounds of copper, 33.9 million ounces of gold and 3.42 billion pounds of molybdenum. FCX’s global workforce includes approximately 31,800 employees. FCX’s stock trades on the NYSE under the ticker symbol “FCX”. As of September 30, 2012, FCX had total consolidated assets of approximately $34.5 billion and total consolidated equity of approximately $20.7 billion. The principal executive offices of FCX are located at 333 North Central Avenue, Phoenix, AZ 85004-2189, and its telephone number is (602) 366-8100.

Additional information about FCX and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

Plains Exploration & Production Company

PXP is an independent energy company engaged in the upstream oil and gas business. The upstream business acquires, develops, explores for and produces oil and gas. PXP’s upstream activities are located in the United States. PXP owns oil and gas properties with principal operations in:

•	Onshore California;

•	Offshore California;

•	the Gulf Coast Region;

•	the Gulf of Mexico; and

•	the Rocky Mountains.

As of December 31, 2011, after giving effect to PXP’s acquisition of oil and gas interests in the Gulf of Mexico from BP Exploration & Production Inc. and BP America Production Company and Shell Offshore Inc., PXP’s pro forma proved reserves would have been 564.6 million barrels of oil equivalent, of which 66% would have been comprised of oil and 57% would have been proved developed. PXP common stock trades on the NYSE under the symbol “PXP.” PXP’s principal executive offices are located at 700 Milam, Suite 3100, Houston, Texas 77002, and its telephone number is (713) 579-6000.

Additional information about PXP and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

COMPARISON OF STOCKHOLDERS’ RIGHTS

FCX and PXP are both incorporated under Delaware law. Any differences, therefore, between the rights of FCX stockholders and the rights of PXP stockholders result solely from differences in the companies’ respective charter and bylaws. The rights of FCX stockholders are governed by Delaware law, the FCX charter and the FCX bylaws. The rights of PXP stockholders are currently governed by Delaware law, the PXP charter and the PXP bylaws. Upon completion of the merger, the rights of PXP stockholders who receive shares of FCX common stock in the merger will be governed by the FCX charter and the FCX bylaws.

The following is a summary of the material differences between the rights of holders of FCX common stock and the rights of holders of PXP common stock, but does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. The FCX charter, the FCX bylaws, the PXP charter and the PXP bylaws are subject to amendment in accordance with their terms. Copies of these governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

PXP	FCX
AUTHORIZED AND OUTSTANDING CAPITAL STOCK

Authorized Shares: 250 million common shares, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.	Authorized Shares. 1,800,000,000 shares of common stock, par value $0.10 per share, and 50,000,000 shares of preferred stock, par value $0.10 per share.

Outstanding Shares: As of February 6, 2013, there were 128,964,014 shares of PXP common stock issued and outstanding and no issued and outstanding shares of preferred stock.	Outstanding Shares: As of November 30, 2012, 949,381,910 shares of FCX common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

BUSINESS COMBINATIONS

The PXP charter does not require a supermajority vote of stockholders for any business combination. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. PXP has not opted out of Section 203 in the PXP charter and is therefore governed by the terms of this provision of the DGCL.

The FCX charter provides that the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of common stock shall be required for the approval or authorization of any business combination; provided, however, that the 66 2/3% voting requirement shall not be applicable if:

•    the FCX board of directors by affirmative vote which shall include not less than a majority of the entire number of directors not affiliates with an interested party in the business combination (i) has approved in advance the acquisition of those outstanding shares of common stock which caused the interested party to become an interested party or (ii) has approved the business combination;

•    the business combination is solely between FCX and one or more other corporations all of the common stock of each of which other corporations is owned directly or indirectly by the corporation or between two or more of such other corporations; or

PXP	FCX

•   the business combination is a merger or consolidation and the cash and/or fair market value of the property, securities or other consideration to be received per share by holders of common stock in the business combination is at least equal to the highest price per share (after giving effect to appropriate adjustments for any recapitalizations and for any stock splits, stock dividends and like distributions) paid by the interested party in acquiring any shares of common stock on the date when last acquired or during a period of two years prior thereto.

The affirmative vote of the holders of 66 2/3% or more of the shares of the outstanding common stock shall be required to amend or repeal, or adopt any provisions inconsistent with, the above requirements relating to business combinations.

FCX has not opted out of Section 203 of the DGCL.

AMENDMENT TO THE CERTIFICATE OF INCORPORATION

Under the DGCL, a charter amendment requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The PXP charter does not require any greater proportion for approval.	The FCX charter provides that FCX reserves the right to amend the certificate of incorporation in the manner prescribed by statute. Under the DGCL, a charter amendment requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The FCX charter further provides that in the event of an amendment which shall increase or decrease the authorized stock of any class, any such increase or decrease may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of common stock irrespective of the provisions of Section 242(b)(2) of the DGCL.

AMENDMENT TO THE BYLAWS

The board of directors is expressly authorized to amend or repeal the bylaws or to adopt new bylaws, but any bylaws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon.

Stockholders may amend the bylaws at any annual meeting or at a special meeting if notice of such alteration, amendment, repeal or replacement is contained in the notice of such special meeting.

The FCX charter expressly authorizes the board of directors to adopt, amend or repeal the bylaws in any manner not inconsistent with Delaware law or the FCX charter, subject to the power of the stockholders to adopt, amend or repeal the bylaws or to limit or restrict the power of the board of directors to adopt, amend or repeal the bylaws.

The FCX bylaws provide that the bylaws may be altered, amended, changed or repealed by a vote of the stockholders or at any meeting of the board of directors

PXP	FCX
by the vote of a majority of the directors present or as otherwise provided by statute.

SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of stockholders may be called by the chairman of the board of directors, the chief executive officer, or on the request of a majority of the board of directors. Such request by the board of directors shall state the purpose or purposes of the proposed meeting.	Special meetings of the stockholders may be called only by the chairman of the board of directors, the vice chairman of the board of directors or the president of FCX, or at the request in writing or by a vote of a majority of the board of directors, and not by any other persons. Any request for a special meeting made by the board of directors shall state the purpose or purposes of the proposed meeting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Under the PXP bylaws, for nominations of directors and other proposals properly brought before an annual meeting of stockholders by a stockholder, timely notice must be given. In general, to be considered timely, a stockholder’s notice must be delivered to the secretary at PXP’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.	The FCX bylaws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of the corporation. To be timely, a stockholder’s notice must be delivered to the secretary at FCX’s principal executive offices not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 90 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Under the PXP charter, action by written consent is not permitted to be taken by stockholders unless authorized in advance by PXP’s board of directors.	Under the FCX bylaws, actions by written consent are permitted if a consent in writing, setting forth the action so taken, is signed by stockholders having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

BOARD OF DIRECTORS

Number of Directors

The board must consist of at least three directors who are elected annually. Currently, there are eight directors.	The board must consist of at least five directors who are elected annually. Currently, there are twelve directors.

PXP	FCX

Classification

The PXP board of directors is not divided into classes. Each director holds office until such director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.	In May 2003, FCX amended its charter to phase out the classified structure of the board under which one of three classes of directors was elected each year to serve three-year staggered terms. The phase-out of the classified structure was completed in 2006. As a result, all of FCX’s directors are elected annually to one year terms and until their successors are respectively elected and qualified or until their earlier resignation or removal.

Removal

Under the PXP bylaws, any director or the entire board may be removed, with or without cause, by a majority vote of the shares entitled to vote at an election of directors, if notice of the intention to act upon such matter shall have been given in the notice calling such meeting.	The FCX charter provides that any director may be removed, with cause, by a vote of the holders of common stock and the holders of voting preferred stock, voting together.

Vacancies

Vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum or by the sole remaining director.	A vacancy in the board of directors may be filled by vote of holders of common stock and holders of voting preferred stock. Any vacancy in the office of a director may also be filled by the vote of the majority of the remaining directors, regardless of any quorum requirements set out in the bylaws. The board of directors may increase the number of directors and any newly-created directorship may be filled by the board.

Special Meetings of the Board

Special meetings of the board may be called by the chairman of the board or chief executive officer, or on the written request of two directors or the sole director, as the case may be.	Special meetings of the board of directors may be called by the chairman of the board, by the vice chairman of the board, by the chief executive officer or by the president on at least 24 hours’ notice to each director, and will be called by the chief executive officer, the president or the secretary on like notice on the request in writing of any director.

Director Liability and Indemnification

•   PXP will indemnify any person who was or is a party or is threatened to be made a party to, or testifies or otherwise participates in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding and any inquiry or investigation that could lead to

•   Directors will not be liable to FCX or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of a director’s duty of loyalty to FCX or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any

PXP	FCX

such an action, suit or proceeding (whether or not by or in the right of PXP), by reason of the fact that such person is or was a director or officer of PXP or is or was serving at the request of PXP as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, nonprofit entity, employee benefit plan, or other enterprise, against all judgments, penalties (including excise and similar taxes), fines, settlements, and expenses (including attorneys’ fees and court costs) actually and reasonably incurred by such person in connection with such action, suit, or proceeding to the fullest extent permitted by the DGCL; provided, however, that, except for proceedings to enforce rights to indemnification, PXP will not be obligated to indemnify any person in connection with an action, suit, or proceeding (or part thereof) initiated by such person unless such action, suit, or proceeding (or part thereof) was authorized or consented to by the board of directors.

•   Expenses incurred by a director or officer in defending, testifying or otherwise participating in any such proceeding will be paid by PXP in advance of its final disposition to the fullest extent permitted by applicable law; provided that if required by the DGCL, such payment will be made only upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately be determined that such person is not entitled to be indemnified by PXP.

transaction from which the director derived an improper personal benefit.

•   FCX will indemnify any person who is or was a director, officer, employee or agent of FCX, or is or was serving at the request of FCX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by applicable law. The determination as to whether such person has met the standard required for indemnification shall be made in accordance with applicable law.

•   Expenses incurred by such a director, officer, employee or agent in defending a civil or criminal action, suit or proceeding may be paid by FCX in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately be determined that he is not entitled to be indemnified by FCX.

•   No repeal or modification of the provisions relating to indemnification nor, to the fullest extent permitted by law, any modification of law, will adversely affect any right or protection of a director, officer, employee or agent of FCX existing at the time of such repeal or modification.

•   The FCX bylaws further provide that FCX will have the power to purchase and maintain insurance on behalf of any director, advisory director, officer, employee or agent against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not FCX would have the power to indemnify him or her against such liability under the FCX charter.

•   Any amendment or repeal of the provisions relating to indemnification or, to the fullest extent permitted by law, any amendment or repeal of law will not adversely affect the indemnification of any person who may be indemnified at the time of such repeal or amendment.

STOCKHOLDER RIGHTS PLAN

PXP does not have a stockholder rights plan currently in effect, but under Delaware law the PXP board of directors could adopt such a plan without stockholder approval.	FCX adopted a stockholder rights plan in 2000 that expired on May 16, 2010. Under Delaware law, the FCX board of directors could adopt such a plan without stockholder approval.

PXP	FCX

CUMULATIVE VOTING

The PXP charter does not provide for cumulative voting by the stockholders in the election of directors.	The FCX charter does not provide for cumulative voting by the stockholders in the election of directors.

COMPARATIVE MARKET PRICES AND DIVIDENDS

FCX and PXP common stock are listed on the NYSE. The following table sets forth the high and low sales prices of shares of FCX common stock and PXP common stock as reported on the NYSE, and the quarterly cash dividends declared per share for the periods indicated.

	FCX Common Stock				PXP Common Stock
	High	Low	Dividend		High	Low	Dividend
2011
First Quarter	61.35	46.20	0.25		40.06	31.90	—
Second Quarter	58.75	46.06	0.75	[a]	38.72	32.61	—
Third Quarter	56.78	30.37	0.25		41.96	22.27	—
Fourth Quarter	43.50	28.85	0.25		37.21	20.25	—
2012
First Quarter	48.96	36.76	0.3125		47.13	35.65	—
Second Quarter	39.43	31.16	0.3125		43.81	30.12	—
Third Quarter	43.65	31.08	0.3125		42.34	34.95	—
Fourth Quarter	42.89	30.54	0.3125		47.09	32.31	—
2013
First Quarter (through February 6, 2013)	36.26	33.57	—		48.47	46.50	—

a)	Includes a supplemental common stock dividend of $0.50 per share paid in June 2011.

On December 4, 2012, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of FCX common stock as reported on the NYSE were $38.80 and $38.06, respectively. On                    , the last full trading day before the date of this document, the high and low sale prices of shares of FCX common stock as reported on the NYSE were $         and $         , respectively.

On December 4, 2012, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of PXP common stock as reported on NYSE were $36.40 and $35.30, respectively. On                    , the last full trading day before the date of this document, the high and low sale prices of shares of PXP common stock as reported on the NYSE were $         and $        , respectively.

FCX stockholders and PXP stockholders are advised to obtain current market quotations for FCX common stock and PXP common stock. The market price of FCX common stock and PXP common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of FCX common stock or PXP common stock before or after the effective date of the merger.

LEGAL MATTERS

The validity of the FCX common stock to be issued in connection with the merger will be passed upon for FCX by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for FCX by Wachtell, Lipton, Rosen & Katz, and for PXP by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of FCX appearing in its annual report on Form 10-K for the year ended December 31, 2011 (including schedule appearing therein), and the effectiveness of FCX’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and FCX management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of FCX for the three-month periods ended March 31, 2012 and 2011, the three-month and six-month periods ended June 30, 2012 and 2011, and three-month and nine-month periods ended September 30, 2012 and 2011, incorporated by reference in this proxy statement/prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 4, 2012, August 3, 2012 and November 2, 2012, included in FCX’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement, of which this prospectus forms a part, prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of PXP (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this proxy statement/prospectus by reference to PXP’s Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Statements of Revenues and Direct Operating Expenses of the BP Exploration & Production Inc. and BP America Production Company properties acquired by PXP for each of the three years in the period ended December 31, 2011, included in PXP’s Current Report on Form 8-K filed with the SEC on October 23, 2012, and incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited Statements of Revenues and Direct Operating Expenses of the oil and gas properties acquired by PXP from Shell Offshore Inc. included as Exhibit 99.2 to PXP’s Current Report on Form 8-K, dated October 22, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

According to the PXP bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

RESERVES

FCX’s reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. FCX revises its mine plans and estimates of recoverable proven and probable mineral reserves as required in accordance with the latest available studies. FCX’s estimates of recoverable proven and probable reserves are prepared by and are the responsibility of its employees; a majority of these estimates are reviewed and verified by independent experts in mining, geology and reserve determination.

Certain information with respect to the oil and gas reserves associated with PXP’s oil and gas prospects is derived from the report of Netherland, Sewell & Associates, Inc. an independent petroleum consulting firm, and has been included in this proxy statement/prospectus, and incorporated by reference herein, upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

PXP 2013 ANNUAL MEETING STOCKHOLDER PROPOSALS

If the transaction is completed, PXP will cease to be a public company before its 2013 annual meeting of stockholders. PXP will hold a 2013 annual meeting of stockholders only if the merger is not completed as contemplated by the merger agreement. If it is determined that the merger will not be completed as contemplated by the merger agreement, PXP will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting stockholder proposals for such meeting and to have stockholder proposals included in PXP’s proxy statement.

STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement is being delivered to multiple stockholders of PXP sharing an address unless PXP has previously received contrary instructions from one or more of such stockholders. On written or oral request to the Secretary of PXP at 700 Milam, Suite 3100, Houston, TX 77002, (713) 579-6000, PXP will deliver promptly a separate copy of this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of PXP’s proxy statements and annual reports should provide written or oral notice to the Secretary of the Company at the address and telephone number set forth above.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The FCX bylaws provide for indemnification for current and former directors, officers, employees, or agents serving at the request of the corporation to the fullest extent permitted by Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

FCX has filed with the SEC a registration statement under the Securities Act that registers the distribution to PXP stockholders of the shares of FCX common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about FCX and FCX common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like FCX and PXP, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by FCX with the SEC are also available at FCX’s internet website. The address of the site is www.fcx.com. The reports and other information filed by PXP with the SEC are also available at PXP’s internet website. The address of the site is www.pxp.com. We have included the web addresses of the SEC, FCX, and PXP as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows FCX and PXP to incorporate by reference information in this document. This means that FCX and PXP can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that FCX and PXP previously filed with the SEC. They contain important information about the companies and their financial condition.

FCX SEC Filings (SEC File No. 001-11307-01; CIK No. 831259)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011

Quarterly Reports on Form 10-Q	Quarters ended September 30, 2012, June 30, 2012 and March 31, 2012

Current Reports on Form 8-K	Filed on January 18, 2012, February 7, 2012, February 9, 2012, February 13, 2012 (two filings), March 9, 2012, March 16, 2012, June 15, 2012, December 5, 2012, December 6, 2012, January 17, 2013 and January 31, 2013 (other than the portions of those documents not deemed to be filed)

The description of FCX common stock set forth in a

registration statement filed pursuant to Section 12 of the

Exchange Act and any amendment or report filed for the

purpose of updating those descriptions

PXP SEC Filings (SEC File No. 001-31470; CIK No. 891456)	Period or Date Filed
Annual Report on Form 10-K and 10-K/A	Year ended December 31, 2011

Quarterly Reports on Form 10-Q	Quarters ended September 30, 2012, June 30, 2012 and March 31, 2012

Current Reports on Form 8-K and 8-K/A	Filed on February 13, 2012, April 24, 2012, April 27, 2012, May 22, 2012, September 10, 2012, October 23, 2012, October 26, 2012, November 30, 2012, December 5, 2012, December 6, 2012, December 13, 2012 and January 4, 2013 (other than the portions of those documents not deemed to be filed)

In addition, FCX and PXP also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement (of which this document forms a part) and prior to the date of the PXP special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

FCX has supplied all information contained or incorporated by reference in this document relating to FCX, as well as all pro forma financial information, and PXP has supplied all information relating to PXP.

Documents incorporated by reference are available from FCX and PXP without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002 (713) 579-6000 Email: investor@pxp.com	Freeport-McMoRan Copper & Gold Inc. 333 N. Central Ave. Phoenix, AZ 85004 (602) 366-8100 Email: fcx_communications@fmi.com

PXP stockholders requesting documents should do so by                     , 2013 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from FCX or PXP, PXP will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither FCX nor PXP has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of FCX and PXP made to the other in the merger agreement. Representations and warranties made by FCX, PXP and other applicable parties are also set forth in contracts and other documents (including the merger agreement and option agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding PXP, FCX or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PLAINS EXPLORATION & PRODUCTION COMPANY,

FREEPORT-MCMORAN COPPER & GOLD INC.

and

IMONC LLC

Dated as of December 5, 2012

ARTICLE I.

THE MERGER

- i -

- ii -

- iii -

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 5, 2012, is by and among Plains Exploration & Production Company, a Delaware corporation (the “Company”), Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“Parent”), and IMONC LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that the Company shall be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has (i) unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Special Committee of the Board of Directors of Parent (the “Parent Special Committee”) has unanimously recommended to the Board of Directors of Parent that this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its stockholders;

WHEREAS, the Board of Directors of Parent has (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole member of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, in connection with the execution and delivery of this Agreement by the parties hereto, the Company has entered into a Support Agreement, dated as of the date hereof, with Parent; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the

“DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Company shall be merged with and into Merger Sub, whereupon the separate corporate existence of the Company shall cease, and Merger Sub shall continue its existence under Delaware law as the surviving company in the Merger (the “Surviving Company”) and a direct wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on the fifth business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DLLCA in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and the DLLCA (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL and the DLLCA.

Section 1.5 Organizational Documents of the Surviving Company.

(a) At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares of Company Common Stock or limited liability company interests of Merger Sub:

(i) Limited Liability Company Interest of Merger Sub. The sole limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as the sole limited liability company interest of the Surviving Company.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub or any of their respective Subsidiaries (as defined herein) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor; provided, however, that any shares of Company Common Stock owned or held by any direct or indirect wholly owned Subsidiary of the Company shall be converted into the right to receive the Merger Consideration, as set forth below.

(iii) Conversion of Company Common Stock. Subject to the other provisions of Article II, each share of Company Common Stock issued and outstanding immediately prior to or upon the Effective Time, including shares of Company Common Stock that are deemed to be outstanding with respect to Company Electing Awards pursuant to Section 2.5, but excluding any Cancelled Shares or Dissenting Shares (as defined herein) (each, a “Company Share”), shall be converted automatically into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”):

(A) for each Company Share with respect to which a Stock Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Stock Election Shares”), the right to receive from Parent the fraction of a share of validly issued, fully paid and nonassessable Parent Common Stock as is equal to the Exchange Ratio (collectively, the “Stock Consideration”);

(B) for each Company Share with respect to which a Cash Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Cash Election Shares”), the right to receive in cash from Parent an amount equal to the Per Share Amount (collectively, the “Cash Consideration”); and

(C) for each Company Share other than shares as to which a Cash Election or a Stock Election has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive from Parent the Merger Consideration as is determined in accordance with Section 2.2.

(D) Definitions:

(1)	“Exchange Ratio” shall mean the quotient of (a) the Per Share Amount divided by (b) the Parent Closing Price.

(2)	“Per Share Amount” shall mean the sum of (A) $25.00 plus (B) the product of 0.6531 (the “Share Ratio”) times the Parent Closing Price.

(3)

“Parent Closing Price” shall mean the average, rounded to the nearest one tenth of a cent, of the closing sales prices of shares of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the ten trading days immediately preceding the date which is five trading days immediately prior to the date on which the Effective Time occurs.

(4)	“Cash Component” shall mean (A) $3,313,502,625 minus (B) the product of (1) $25.00 and (2) the sum of (a) the excess of (i) the number of Cancelled Shares over (ii) 14,960,232, (b) the number of Company Restricted Shares forfeited after the date of this Agreement and prior to the Effective Time, and (c) the number of Company Electing RSUs forfeited after the date of this Agreement and prior to the Effective Time plus (C) the product of (1) $25.00 and (2) the number of Company Shares issued with respect to Company Options outstanding on the date hereof and set forth on the Company Disclosure Schedule exercised following the date hereof and prior to the Effective Time. The Cash Component excludes any amount paid or payable with respect to Company Cash RSUs and Company SARs.

All Company Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Company Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and the Fractional Share Cash Amount (as defined herein) into which the Company Shares represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Company Shares become entitled in accordance with Section 2.4(d).

(iv) For the avoidance of doubt, the aggregate consideration to be paid by Parent in respect of the Merger Consideration to holders of Company Shares (including Company Electing Awards) shall be equal to the Cash Component (assuming all Dissenting Shares receive cash equal to the Per Share Amount) and 86,561,944 shares of Parent Common Stock (provided that the number of shares of Parent Common Stock to be issued shall be reduced by the product of (A) 0.6531 and (B) the sum of (1) the excess of the number of Cancelled Shares over 14,960,232, (2) the number of Company Restricted Shares forfeited after the date of this Agreement and prior to the Effective Time, and (3) the number of Company Electing RSUs forfeited after the date of this Agreement and prior to the Effective Time, and shall be increased by the product of (A) 0.6531 and (B) the number of Company Shares issued with respect to Company Options outstanding on the date hereof and set forth on the Company Disclosure Schedule exercised following the date hereof and prior to the Effective Time.

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Company Shares held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of Company Shares to demand appraisal of their (the “Appraisal Provisions”) Company Shares (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s Company Shares shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such Dissenting Stockholder shall thereafter otherwise make a timely Election (as defined herein) under this Agreement. If any holder of Dissenting Shares shall have so failed to perfect or has effectively withdrawn or lost such Dissenting Stockholder’s right of appraisal after the Election Deadline (as defined herein), each of such Dissenting Stockholder’s Company Shares shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive Stock Consideration or Cash Consideration, or a combination thereof, as determined by Parent in its sole discretion. The Company shall give Parent prompt notice of any demands for appraisal of Company Shares received by the

Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding Company Shares or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Share Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Shares pursuant to Section 2.1(a)(iii), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the Parent Closing Price by (ii) the fraction of a share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.

Section 2.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of Company Shares to be converted into Cash Consideration pursuant to Section 2.1(a)(iii) (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time), (the “Cash Conversion Number”), shall be equal to the quotient obtained by dividing (i) the Cash Component by (ii) the Per Share Amount. All other Company Shares (other than Cancelled Shares and Dissenting Shares) shall be converted into Stock Consideration.

(b) Within five (5) business days after the Effective Time, Parent shall cause the Exchange Agent (as defined herein) to effect the allocation among the holders of Company Shares (including holders of Company Electing Awards) of the rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) if the aggregate number of Company Shares with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (B) Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(x) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(y) if the Shortfall Number exceeds the number of Non- Election Shares, then (1) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and (2) all Stock Election Shares shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

Section 2.3 Election Procedures.

(a) Elections. Each person who is a record holder of shares of Company Common Stock and/or who holds Company Electing Awards on the Election Form Record Date (as defined herein) shall have the right to submit an Election Form specifying (an “Election”) the number of Company Shares, if any, held by such person, whether directly or pursuant to any Company Electing Awards, in any case, that such person desires to have converted into the right to receive Stock Consideration (a “Stock Election”) and the number of such Company Shares that the holder desires to have converted into the right to receive Cash Consideration (a “Cash Election”). Holders of record of Company Shares who hold such Company Shares as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Company Shares.

(b) Appointment of Exchange Agent. Prior to mailing of the Election Form, Parent shall appoint a bank or trust company that is reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement.

(c) Mailing of Election Form; Election Deadline. Parent shall prepare and cause to be mailed a form of election, which form shall be subject to the reasonable approval of the Company (the “Election Form”), with the Proxy Statement/Prospectus to the record holders of Company Common Stock as of the record date for the Company Stockholders’ Meeting (the “Election Form Record Date”) and to each holder of Company Electing Awards as of such date, which Election Form shall be used by each such record holder of shares of Company Common Stock and each such holder of Company Electing Awards who wishes to make an Election. Any such holder’s Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on a date prior to the Effective Time to be mutually agreed to by Parent and the Company and publicly disclosed (the “Election Deadline”), an Election Form properly completed and signed and accompanied (in the case of record holders of shares of Company Common Stock) by Certificates (unless such shares of Company Common Stock are Book-Entry Shares, in which case the holders shall follow the instructions set forth in the Election Form) of Company Common Stock to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided that such Certificates are in fact delivered to the Exchange Agent within five (5) business days after the date of execution of such guarantee of delivery).

(d) Ability to Revoke Election Forms. Any stockholder or holder of Company Electing Awards may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his Certificates (if applicable), or of the guarantee of delivery of such Certificates (if applicable), previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the Company Shares to which such Election Form relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

(e) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agent Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.3 with respect to Company Shares and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agent Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any Company Shares, such Company Shares shall be treated by the Exchange Agent as Non-Election Shares. Subject to the provisions of the Exchange Agent Agreement, the Exchange Agent also shall make all computations as to the allocation and the proration contemplated by Section 2.2, and absent manifest error any such computation shall be conclusive and binding on the holders of the Company Shares.

Section 2.4 Exchange of Certificates.

(a) Deposit of Merger Consideration. Parent shall make available to the Exchange Agent cash sufficient to pay the aggregate Cash Consideration (together with, to the extent then determinable, the aggregate Fractional Share Cash Amounts payable) at such time as is necessary for the payment to holders of Company Common Stock (including Company Common Stock subject to Company Electing Awards) and shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration (such cash and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within five (5) business days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of Company Shares and each holder of Company Electing Awards whose Company Shares were converted pursuant to Section 2.1(a)(iii) or Section 2.5 (other than those holders who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.3) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass (as applicable), only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares (as applicable) in exchange for the Merger Consideration, any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent, if applicable, together with either an Election Form or Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares or Company Electing Awards, in any case, shall be entitled to receive in exchange therefor the Merger Consideration deliverable in respect of the shares represented by such Certificates or Book-Entry Shares or Company Electing Awards, in any case, pursuant to this Agreement, together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares or Company Electing Awards become entitled in accordance with Section 2.4(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share or with respect to any Company Electing Awards and, until surrendered as contemplated by this Section 2.4, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, with respect to Certificates and Book-Entry Shares, upon such surrender, the Merger Consideration deliverable in respect of the shares represented by such Certificates or Book-Entry Shares pursuant to this Agreement, together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered Company Share to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.4. After the surrender in accordance with this Section 2.4 of a Company Share to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and any Fractional Share Cash Amount payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such Company Share.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any Company Shares shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.4(b) (together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing Company Shares are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book- Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock and holders of Company Electing Awards at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Company, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate or Book-Entry Share or any holder of any Company Stock Awards pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.4(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.5 Company Stock Awards.

(a) Company SARs. Each Company SAR that remains outstanding and unexercised as of the Effective Time shall, as of the Effective Time, (i) vest in full (to the extent previously unvested) and become exercisable, and (ii) be converted into a fully vested and exercisable stock appreciation right relating to shares of Parent Common Stock (which stock appreciation rights shall be cash-or stock-settled in accordance with the settlement terms applicable to the related Company SAR), on the same terms and conditions (other than vesting conditions, which shall not apply) as were applicable to such Company SAR immediately prior to the Effective Time (each, an “Adjusted SAR”), except that (A) the number of shares of Parent Common Stock subject to such Adjusted SAR, rounded down to the nearest whole share, shall be determined by multiplying the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time by the Exchange Ratio, and (B) the exercise price per share of Parent Common Stock subject to such Adjusted SAR shall equal the per share exercise or strike price of the Company SAR immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent.

(b) Company RSUs. All Company RSUs that have been granted or contractually promised by the Company as of the date of this Agreement and that remain or become outstanding as of immediately prior to or upon the Effective Time, including, for the avoidance of doubt, each Company RSU that will become issuable or creditable in connection with the consummation of the Merger pursuant to any employment agreement, restricted stock unit agreement or other written agreement (including, for the avoidance of doubt, that certain Long-Term Retention and Deferred Compensation Agreement between the Company and each employee identified in Section 2.5(b) of the Company Disclosure Schedule), taking into account any termination of deferral arrangements with respect thereto after the date hereof but prior to the Effective Time pursuant to Section 5.1(b)(I) of this Agreement and consistent with Treasury Regulation § 1.409A-3(j)(4)(ix)(B) (each, an “Existing RSU”), shall vest in full (to the extent not previously vested, with outstanding Company RSUs that vest based on the achievement of performance goals to vest in accordance with the terms of the applicable award agreements) immediately prior to (or, in the case of Company RSUs issuable upon the consummation of the Merger, upon) the Effective Time and be treated as follows in the Merger:

(i) Company Electing RSUs. Each Existing RSU (other than those that are Company Non-Electing RSUs (as defined below), which shall be treated as provided in clause (iii) below), that, by its terms, would be settled in shares of Company Common Stock (rather than cash or cash equivalents) absent the Merger (each a “Company Electing RSU”), shall be deemed to be paid in shares of Company Common Stock upon the Effective Time, and shall, as of the Effective Time, be converted into, and canceled in exchange for, the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii), with such Merger Consideration to be paid or provided at the time or times contemplated by the original award agreement.

(ii) Cash-Settled Company RSUs. Each Existing RSU that, by its terms, would be settled in cash or cash equivalents (rather than shares of Company Common Stock) absent the Merger (each a “Company Cash RSU”) shall be canceled in exchange for the right to receive a payment equal to the Per Share Amount, payable at such time or times as the Per Share Amount is payable generally to Cash Election Shares.

(iii) Company Non-Electing RSUs. Each Existing RSU (other than a Company Cash RSU) held by one of the individuals listed in Section 2.5(b)(iii) of the Company Disclosure Schedule and identified on such Schedule (a “Company Non-Electing RSU”) shall automatically be converted into Cash Consideration or Stock Consideration as set forth in the applicable letter agreement entered into by such individual.

(c) Company Restricted Shares. Each Company Restricted Share that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, (i) vest in full, (ii) be deemed to constitute fully vested shares of Company Common Stock, and (iii) be converted into, and canceled in exchange for, the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii).

(d) Company Interim Awards. Each compensatory equity award that is granted or issued by the Company after the date of this Agreement pursuant to Section 5.1(b)(I) of this Agreement, but prior to the Effective Time (each, a “Company Interim Award”) shall, as of the Effective Time:

(i) If such Company Interim Award is a restricted stock, restricted stock unit or similar “full value” award, be converted into the same type of award covering shares of Parent Common Stock (an “Adjusted Interim Full Value Award”), except that the number of shares of Parent Common Stock subject to such Adjusted Interim Full Value Award, rounded down to the nearest whole share, shall be determined by multiplying the number of shares of Company Common Stock subject to the related Company Interim Award immediately prior to the Effective Time by the Exchange Ratio, with each Adjusted Interim Full Value Award to continue to be subject to the same terms and conditions as were applicable to the related Company Interim Award immediately prior to the Effective Time, including without limitation, the vesting schedule, terms of acceleration, if any, and payment provisions.

(ii) If such Company Interim Award is a stock option, stock appreciation right or similar “appreciation” award, be converted into the same type of award covering shares of Parent Common Stock (an “Adjusted Interim Appreciation Award”), except that (A) the number of shares of Parent Common Stock subject to such Adjusted Interim Appreciation Award, rounded down to the nearest whole share, shall be determined by multiplying the number of shares of Company Common Stock subject to the related Company Interim Award immediately prior to the Effective Time by the Exchange Ratio, and (B) the exercise price per share of Parent Common Stock of such Adjusted Interim Appreciation Award shall equal the per share exercise or strike price of the related Company Interim Award immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent, with each Adjusted Interim Appreciation Award to continue to be subject to the same terms and conditions as were applicable to the related Company Interim Award immediately prior to the Effective Time, including without limitation, the vesting schedule, terms of acceleration, if any, expiration and payment provisions.

(e) Company Actions. Prior to the Effective Time, the Company shall take such action(s) (including through an action of the Company Board of Directors) as it determines necessary or desirable to effectuate the treatment of the Company SARs, Company Restricted Shares, Company RSUs and Company Interim Awards (collectively, the “Company Stock Awards”) as contemplated by this Section 2.5. From and after the Effective Time, holders of Company Stock Awards (other than Company SARs (which shall continue as Adjusted SARs) and Company Interim Awards (which shall continue as Adjusted Interim Full Value Awards or Adjusted Interim Appreciation Awards, as applicable)) shall have no rights with respect thereto other than any rights to receive Merger Consideration in accordance with the terms of this Agreement.

Section 2.6 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing as a foreign entity in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each material Subsidiary of the Company, in each case, as amended through the date hereof. The Company has made available prior to the date of this Agreement true and complete copies of the minute books of the Company and each material Subsidiary of the Company, which copies contain true and complete records of all meetings and other corporate actions held or taken since December 31, 2009 of their respective stockholders and boards of directors or similar governing bodies (including committees of their respective stockholders and boards of directors or similar governing bodies); provided, however, that (i) the Company has redacted such materials to the extent necessary to omit information concerning this Agreement or the transactions contemplated hereby and (ii) minutes of meetings that pertain solely to discussion of this Agreement or the transactions contemplated hereby have not been provided.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of December 3, 2012, there were (i) 128,963,278 shares of Company Common Stock issued and outstanding (including Company Restricted Shares), (ii) 14,960,232 shares of Company Common Stock held in treasury, (iii) no shares of Company Preferred Stock issued or outstanding, (iv) 3,088 shares of Company Common Stock issuable upon the exercise of outstanding Company Options, (v) cash-settled awards with respect to 2,381,061 SARs, (vi) 5,609,952 shares of Company Common Stock subject to outstanding Company RSUs, (vii) cash-settled awards with respect to up to 1,506,700 Company RSUs, which assumes performance at maximum level for Company RSUs that vest based on achievement of performance, and (viii) 1,466,000 shares of Company Common Stock subject to Company RSUs which the Company is contractually obligated to grant. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 3.2(a) (and other than the shares of Company Common Stock issuable pursuant to the terms of outstanding Company Stock Awards, including contractual commitments to grant Company Stock Awards, and except for the Company’s obligations with respect to Pennsylvania Offshore Operations Inc., a Delaware corporation (“Offshore”), pursuant to the agreements set forth in Section 3.2(a) of the Company Disclosure Schedule), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. With respect to each grant of Company Stock Awards, each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE.

(b) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c) Except for the Company’s agreements and understandings with respect to Offshore set forth on Section 3.2(c) of the Company Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(d) Except for Offshore and as set forth in Section 3.2(d) of the Company Disclosure Schedule, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and (except with respect to limited liability company interests, limited partner interests and general partner interests, to the extent provided by applicable Law) nonassessable and free of preemptive rights. The authorized capital stock of Offshore consists of (i) 300,000,000 shares of Class A Common Stock, par value $0.001 per share (“Offshore Class A Stock”), (ii) 200,000,000 shares of Class B Common Stock, par value $0.001 per share (“Offshore Class B Common Stock), (iii) 500,000,000 shares of Common Stock, par value $0.001 per share (“Offshore Common Stock”) and (iv) 1,500,000 shares of preferred stock, par value $0.01 per share (“Offshore Preferred Stock”). As of December 3, 2012, (i) 87,000,000 shares of Offshore Class A Stock were issued and outstanding and held in escrow pending the conversion and cancellation of Offshore Preferred Stock or the exercise of the Offshore Warrants, (ii) 90,000,000 shares of Offshore Class B Common Stock were issued and outstanding, all of which were held indirectly by the Company, representing 80% of the outstanding equity interest in Offshore, (iii) no shares of Common Stock were issued and outstanding, (iv) 450,000 shares of Offshore Preferred Stock were issued and outstanding, all of which was designated as Offshore’s 8.0% Convertible Preferred Stock and (v) no

shares of Offshore Class A Stock, Offshore Class B Stock or Offshore Common Stock were held in treasury. Except for equity interests in the Company’s Subsidiaries and in Maine, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Except for the Company’s obligations with respect to Offshore pursuant to the agreements set forth on Section 3.2(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other document to be entered into by the Company in connection with the transactions contemplated hereby (together with this Agreement, the “Company Transaction Documents”) and, subject to receipt of approval of this Agreement by the holders of a majority of the shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger, and thereby. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Stockholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.19), no other corporate action on the part of the Company or vote of the Company’s stockholders are necessary to authorize the execution and delivery by the Company of this Agreement and the other Company Transaction Documents and the consummation of the Merger and the other transactions contemplated hereby and thereby. The Board of Directors of the Company has unanimously (i) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company’s stockholders, (iii) approved this Agreement and the Merger, and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders. Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company and, assuming each such Company Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the New York Stock Exchange (“NYSE”), (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any antitrust, competition or similar laws outside of the United States, and (vii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority, independent system operator, regional transmission organization, other market administrator, or national, regional or state reliability organization (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including, without limitation, any Oil and Gas Lease or Oil and Gas Contract), instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2011 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) The statements of revenues and direct operating expenses (including all related notes and schedules) for each of the BP Assets and the Shell Assets included in the Company SEC Documents (i) to the knowledge of the Company, fairly present in all material respects the revenues and operating expenses of the BP Assets and the Shell Assets, respectively, as at the respective dates thereof, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) to the knowledge of the Company, have been prepared from, and are in accordance with, the books and records of BP and Shell, respectively, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (in each case, except as described in the notes thereto).

(d) The pro forma balance sheet and the pro forma statements of income of the Company related to the GOM Acquisition included in the Company SEC Documents (the “Pro Forma Financial Statements”) comply as to form in all material respects with the applicable requirements of Regulation S-X promulgated under the Exchange Act, the pro forma adjustments are appropriate to give effect to the transactions referred to therein and have been properly applied to the historical amounts in the compilation of such Pro Forma Financial Statements and the assumptions used in the preparation of such pro forma financial statements are reasonable.

(e) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. The Company has heretofore made available to Parent true, correct and complete copies of all written correspondence between the Company and the SEC occurring since January 1, 2010. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(f) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s financial statements or other Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Except with respect to the operations of the BP Assets and the Shell Assets to be acquired, the Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements or the Pro Forma Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred since December 31, 2011 in the ordinary course of business, (iv) liabilities or obligations that have been discharged or paid in full and (v) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible material violation of, or material failure to comply with, any Law.

(b) Except for consents or approvals of Governmental Entities with respect to the GOM Acquisition which would be customarily obtained after the closing of a similar acquisition of assets, the Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, concessions, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits or to have filed such tariffs, reports, notices or other documents would not, individually or in the aggregate, be material to the Company and its Subsidiaries. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in material compliance with the terms and requirements of all material Company Permits.

(c) Each of the Company and its Subsidiaries is and, to the knowledge of the Company, each third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) is, and since January 1, 2010 has been, in compliance with applicable Laws and Orders, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since January 1, 2010, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material concerns from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) to the knowledge of the Company, no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the

Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to the Company’s knowledge, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) the Company and its Subsidiaries and, to the Company’s knowledge, each third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2010 have been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by the Company or any of its Subsidiaries, or to the Company’s knowledge, as a result of any operations or activities of the Company or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to the Company or its Subsidiaries, (iv) none of the Company and its Subsidiaries and, to the Company’s knowledge, any third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries and any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports and the GOM Reserve Reports that have been provided to Parent prior to the date of this Agreement) or other Contract with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning Hazardous Materials or Releases, (v) none of the Company and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law) and there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, remediation, investigation, cost or restriction on the ownership, use, development or transfer of any property pursuant to applicable Environmental Law.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, (i) whether oral or written, funded or unfunded, or insured or self-insured, and (ii) (A) maintained by the Company or any Subsidiary, or (B) to which the Company or any Subsidiary contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of the Company or any of its Subsidiaries (each, a “Company Benefit Plan”).

(b) With respect to the Company Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all Company Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any Company

Benefit Plan not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”); (vi) the most recent determination letter from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”), the Department of Labor, or any other Governmental Entity since January 1, 2009. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or primarily provide services outside of the United States.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program. All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Plan”) has been the subject of a favorable determination letter or prototype opinion letter from the IRS for the most recent cycle applicable to such Qualified Plan pursuant to Revenue Procedure 2005-66 (as amended or otherwise revised by subsequent IRS guidance), and such determination letter has not been revoked (nor, to the Company’s knowledge, has revocation been threatened), and there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) No Company Benefit Plan is, and in the last six years, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has maintained, established, contributed to or been obligated to contribute to any benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Except as set forth in Section 3.9(e) of the Company Disclosure Schedule, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control (a “multiple employer plan”), and none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a multiemployer plan or a multiple employer plan as a result of a complete or partial withdrawal from such plan that has not been satisfied in full.

(f) (i) There are no pending or, to the Company’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and (ii) to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit against the Company with respect to any Company Benefit Plan, the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans, which, in the case of clause (i) and (ii), could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries or any of their respective ERISA Affiliates or any Company Benefit Plan.

(g) None of the Company, any of its Subsidiaries or any of their ERISA Affiliates has any unsatisfied liability under Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, and none of the Company, any of its Subsidiaries or any of their ERISA Affiliates has incurred any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code, which could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries or any of their respective ERISA Affiliates or any Company Benefit Plan. No prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) has occurred with respect to any Company Benefit Plan.

(h) No Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any similar law.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) has been operated between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and applicable guidance thereunder and since January 1, 2009 has been in documentary and operational compliance with Section 409A of the Code, except where any such noncompliance could not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. Except as set forth in Section 3.9(i) of the Company Disclosure Schedule, the Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(j) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other compensatory payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Benefit Plan, or (iv) except as set forth on Schedule 3.9(j), result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Except as set forth in Section 3.9(j) of the Company Disclosure Schedule, no Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

Section 3.10 Absence of Certain Changes or Events.

(a) From January 1, 2012 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2012, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the Company’s knowledge, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the Company’s knowledge, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Stockholders’ Meeting including in the Form S-4 (the “Proxy Statement/Prospectus”) will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting but excluding any portion thereof based on information supplied by Parent in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.13 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, all natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

Section 3.14 Tax Matters. Except as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of the Company and its Subsidiaries, (iii) the U.S. federal income Tax Returns of the Company and its Subsidiaries have been examined through the Tax year ending December 31, 2004, and there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Company Permitted Liens for Taxes, (vii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (viii) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise, in each case under this Section 3.14(viii) other than with respect to customary Tax indemnification provisions in Contracts not primarily relating to Taxes, and (ix) none of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

Section 3.15 Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). No employee is represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries. To the Company’s knowledge, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or, to the Company’s knowledge, any of its Subsidiaries. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. There is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of the Company and its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. The Company has complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where any such noncompliance could not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws, the Company has not been reassessed in any material respect under such Laws during the past three years, and there are no claims that could reasonably be expected to materially affect the accident cost experience of the Company.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Company’s knowledge, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the Company’s knowledge, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.17 Properties.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and defensible title to all of the Oil and Gas Interests reflected in the Company Reserve Reports as attributable to interests owned by the Company and its Subsidiaries, except for such Oil and Gas Interests sold, used, farmed out or otherwise disposed of since December 31, 2011 in the ordinary course of business, and, except for consents or approvals of Governmental Entities with respect to the GOM Acquisition which would be customarily obtained after the closing of a similar acquisition of assets, will have good and defensible title to the Oil and Gas Interests reflected in the GOM Reserve Reports upon the consummation of the GOM Acquisition, except for such Oil and Gas Interests sold, used, farmed out or otherwise disposed of since the date of such reports in the ordinary course of business, in each case free and clear of all Liens other than Company Permitted Liens and Production Burdens. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Oil and Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, (ii) none of the Company or any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Oil and Gas Lease, and (iii) none of the Company or any of its Subsidiaries has received written notice from the other party to any such Oil and Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Oil and Gas Lease.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and valid title to each material real property (and each real property at which material operations of the Company or any of its Subsidiaries are conducted) owned by the Company or any Subsidiary (but excluding the Oil and Gas Interests) (such owned property collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Company or any of its Subsidiaries are conducted) (but excluding the Oil and Gas Interests) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions and (B) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the Company’s knowledge, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the

Company or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (iii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) To the knowledge of the Company, all of the Wells and all water, CO2 or injection wells located on the Oil and Gas Leases or Units of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Interest of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(f) All Oil and Gas Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Oil and Gas Leases and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as set forth on Section 3.17(g) of the Company Disclosure Schedule, none of the material Oil and Gas Interests of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Except as set forth on Section 3.17(h) of the Company Disclosure Schedule, none of the Oil and Gas Interests of the Company or its Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 3.18 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industry in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 3.19 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Barclays Capital Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration offered to the holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans, agreements filed as exhibits to the Company SEC Documents and except as set forth on Section 3.20 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner, other than those contained in customary oil and gas leases;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $50 million, except any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(iv) any Contract that provides for the acquisition or disposition of assets, rights or properties with a value in excess of $100 million;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries and any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Interests;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than (A) advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Interests not covered by a joint operating agreement or participation agreement or (B) any loan or capital contribution to, or investment in, (1) the Company or one of its wholly owned Subsidiaries, (2) any person (other than an officer, director or employee of the Company or any of its Subsidiaries) that is less than $100 million to such person or (3) any officer, director or employee of the Company or any of its Subsidiaries that is less than $5 million to such person;

(viii) any Contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(ix) any Contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, covering in excess of 15,000 barrels of oil equivalent per day of Hydrocarbons (calculated on a yearly average basis);

(x) any joint development agreement, exploration agreement, participation or program agreement or similar agreement that contractually requires the Company and its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $200 million in the aggregate during the 12-month period following the date of this Agreement;

(xi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports and the GOM Reserve Reports that have been provided to Parent prior to the date of this Agreement), that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $100 million; and

(xii) any material lease or sublease with respect to a Company Leased Real Property.

All contracts of the types referred to in clauses (i) through (xii) above, together with the BP Purchase Agreement and the Shell Purchase Agreement, are referred to herein as “Company Material Contracts.” As used herein, “Contract” shall mean any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract, (ii) to the Company’s knowledge, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Company’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Reserve Reports. The Company has delivered or otherwise made available to Parent true and correct copies of all written reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing on or before the date of this Agreement estimating the Company’s and such Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated person (each, a “Report Preparer”) concerning (i) the Oil and Gas Interests of the Company and such Subsidiaries as of December 31, 2011 (the “Company Reserve Reports”), and (ii) the Oil and Gas Interests to be acquired by the Company pursuant to the BP Purchase Agreement and the Shell Purchase Agreement (the “GOM Reserve Reports”). The factual, non-interpretive data provided by the Company and its Subsidiaries to each Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Report Preparer’s estimates of the proved oil and gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports) accurate, and to the knowledge of the Company there were no material errors in the assumptions and estimates provided by the Company and its Subsidiaries to any Report Preparer in connection with their preparation of the Company Reserve Reports. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports or the GOM Reserve Reports that, individually or in the aggregate, has had or would have a Company Material Adverse Effect.

Section 3.22 Derivatives. The Company has made available to Parent a schedule of all Derivative Contracts to which the Company or any of its Subsidiaries is a party, other than any such Derivative Contract that expires by its terms on or before December 31, 2012.

Section 3.23 Reorganization. The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.24 Finders or Brokers. Except for Barclays Capital Inc. and Jefferies & Company, Inc., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.25 State Takeover Statutes. Assuming the accuracy of the representations set forth in Section 4.19 of this Agreement, the Board of Directors of the Company has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially applicable state anti-takeover statutes or regulations, including Section 203 of the DGCL, and any similar provisions in the Company Organizational Documents.

Section 3.26 Anti-Bribery. Neither (a) the Company, any of the Company’s Subsidiaries nor any employee nor (b) to the Company’s knowledge, any Representative of any of the foregoing, has directly or indirectly, (i) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or violated any provisions of any applicable anti-bribery Laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), or (ii) taken any action that would constitute a violation of any applicable anti-bribery Laws, including the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Each of the Company, the Company’s Subsidiaries and their respective affiliates has conducted its business in compliance with the FCPA with regard to provisions of services and the Company maintains policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

Section 3.27 No Additional Representations.

(a) The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of its respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered to the Company by Parent and Merger Sub in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, (i) Parent does not make, and has not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, Capitalization

(a) Each of Parent and Merger Sub is a corporation or limited liability company, respectively, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing as a foreign entity in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The authorized capital stock of Parent consists of 1,800,000,000 shares of common stock, par value $0.10 per share (the “Parent Common Stock”), and 50,000,000 shares of preferred stock, par value $0.10 per share (the “Parent Preferred Stock”). As of November 30, 2012, (i) 949,381,910 shares of Parent Common Stock were issued and outstanding, (ii) 123,968,955 shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding, (iv) 32,100,114 shares of Parent Common Stock were available for grant under the Parent Stock Plans, (v) 31,485,223 shares of Parent Common Stock are issuable upon the exercise of outstanding options and (vi) 889,698 shares of Parent Common Stock are issuable upon the settlement of outstanding restricted stock units and (vii) 39,336 are issuable pursuant to outstanding stock appreciation awards. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.1(b) (and other than the shares of Parent Common Stock issuable pursuant to the terms of awards issued under the Parent Stock Plans (collectively, “Parent Stock Awards”)), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. No Subsidiary of Parent owns any shares of capital stock of Parent. With respect to each grant of Parent Stock Awards, each such grant was made in accordance with the terms of the applicable Parent Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.

(e) Except as set forth on Section 4.1(e) of the Parent Disclosure Schedule, Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in Parent’s Subsidiaries, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither Parent nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and each other document to be entered into by Parent or Merger Sub in connection with the transactions contemplated hereby (together with this Agreement, the “Parent Transaction Documents”) and to consummate the transactions contemplated hereby, including the Merger, and thereby. The execution and delivery of this Agreement and the other Parent Transaction Documents and the consummation by each of them of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and limited liability company action, as applicable, on the part of Parent and Merger Sub, and no other corporate or limited liability company action, as applicable, on the part of either Parent or Merger Sub or vote of Parent’s stockholders are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the other Parent Transaction Documents and the consummation of the Merger. The Board of Directors of Parent, acting in accordance with the recommendation of the Parent Special Committee, has approved this Agreement and the Merger. Each of the Parent Transaction Documents has been duly and validly executed and delivered by Parent and Merger Sub and, assuming each such Parent Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Parent Transaction Documents constitutes the legal, valid and binding agreement enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to the Remedies Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the Securities Act, (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the NYSE, (vi) the HSR Act and any antitrust, competition or similar laws outside of the United States, and (vii) the approvals set forth in Section 4.2(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including, without limitation, any Mining Contract), instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2011 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. Parent has heretofore made available to the Company true, correct and complete copies of all written correspondence between Parent and the SEC occurring since January 1, 2010. None of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(d) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s financial statements or other Parent SEC Documents

Section 4.4 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.5 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations that have been discharged or paid in full, and (iv) liabilities or obligations incurred since December 31, 2011 in the ordinary course of business and (v) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2010, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible material violation of, or material failure to comply with, any Law.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, concessions, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not, individually or in the aggregate, be material to Parent and its Subsidiaries. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is in material compliance with the terms and requirements of all material Parent Permits.

(c) Since January 1, 2010, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material concerns from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) to the knowledge of Parent, no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.7 Absence of Certain Changes or Events.

(a) From January 1, 2012 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2012, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to Parent’s knowledge, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) Parent and its Subsidiaries and, to Parent’s knowledge and each third-party operator of any of the Mining Interests of Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2010 have been, in compliance with all Environmental Laws (which compliance includes the possession by Parent and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by Parent or any of its Subsidiaries, or, to Parent’s knowledge, as a result of any operations or activities of Parent or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to Parent or its Subsidiaries, (iv) none of Parent and its Subsidiaries, and, to Parent’s knowledge, any third-party operator of any of the Mining Interests of Parent and its Subsidiaries and any predecessor of any of them, is subject to any Order or any indemnity obligation or other Contract with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning Hazardous Materials or Releases, (v) none of Parent and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law) and there are no other circumstances or conditions involving Parent or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, remediation, investigation, cost or restriction on the ownership, use, development or transfer of any property pursuant to applicable Environmental Law.

Section 4.9 Investigations; Litigation. As of the date hereof, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to Parent’s knowledge, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to Parent’s knowledge, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.10 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by Parent for inclusion in the Proxy Statement/Prospectus will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by Parent for inclusion therein, but excluding any portion thereof based on information supplied by the Company in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

Section 4.11 Regulatory Matters. Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

Section 4.12 Properties.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and defensible title to their Mining Interests under valid, subsisting and enforceable title documents, Mining Contracts, Contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit Parent and its Subsidiaries to explore for, extract, exploit, remove, process or refine the minerals relating thereto. In addition, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have all necessary surface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other presently required rights and interests granting Parent and its Subsidiaries the rights and ability to explore for, mine, extract, remove or process the Minerals derived from the Mineral Rights or to transport for, milling, refinement, smelting or market or distribute or sell the Minerals produced at their milling, smelting and refining facilities. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Mineral Right to which Parent or any of its Subsidiaries is a party is in full force and effect, duly issued, validly registered, staked, located and recorded in accordance with applicable Laws, and is in good standing and not liable to forfeiture, and has otherwise been, and is, validly held in accordance with applicable Laws, (ii) none of Parent or any of its Subsidiaries nor, to Parent’s knowledge, any other party to any such Mineral Right has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Mineral Right, and (iii) none of Parent or any of its Subsidiaries has received written notice from the other party to any such Mineral Right that Parent or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Mineral Right.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and defensible title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except for Parent Permitted Liens.

(c) All Mining Interests operated by Parent and its Subsidiaries have been operated in accordance with reasonable, prudent mining and metals practices and in compliance with the applicable Mineral Rights and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) None of the material Mining Interests of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Tax Matters. Except as have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of Parent and its Subsidiaries, and (iii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries.

Section 4.14 Employment and Labor Matters. Neither Parent nor any of its Subsidiaries is a party to any Collective Bargaining Agreement with respect to employees of Parent or any of its Subsidiaries primarily located in the United States (each a “Parent U.S. Employee”). No Parent U.S. Employee is represented by a labor organization for purposes of collective bargaining with respect to Parent or any of its Subsidiaries. To Parent’s knowledge, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any Parent U.S. Employee. No Collective Bargaining Agreement is being negotiated by Parent or, to Parent’s knowledge, any of its Subsidiaries with respect to Parent U.S. Employees. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Parent or any of its Subsidiaries pending or, to Parent’s knowledge, threatened, involving Parent U.S. Employees that may interfere in any material respect with the respective business activities of Parent or any of its Subsidiaries. There is no pending charge or complaint against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of Parent and its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to Parent U.S. Employees or employment practices. Parent has complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where any such noncompliance could not reasonably be expected to result in a material liability to Parent or any of its Subsidiaries. There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by Parent pursuant to any workplace safety and insurance/workers’ compensation Laws, Parent has not been reassessed in any material respect under such Laws during the past three years, and there are no claims that could reasonably be expected to materially affect the accident cost experience of Parent.

Section 4.15 Insurance. Parent and its Subsidiaries maintain insurance in such amounts and against such risks substantially as Parent believes to be customary for the industry in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 4.16 Material Contracts.

(a) Except for this Agreement and agreements filed as exhibits to the Parent SEC Documents, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (the “Parent Material Contracts”).

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract, (ii) to Parent’s knowledge, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract and (iii) each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and, to Parent’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.17 Reserves. Parent has delivered or otherwise made available to the Company true and correct copies of all written reports of Parent or its Subsidiaries estimating Parent’s and such Subsidiaries’ proven and probable reserves as of December 31, 2011. The qualitative and quantitative data regarding proven and probable reserves of Parent included in the Parent SEC Documents were derived in accordance with the procedures described therein and, in all material respects, all applicable industry standards, including Securities Act Industry Guide 7. Since January 1, 2012 and except for changes generally affecting copper, gold and molybdenum mining

(including changes in commodity prices and fluctuations in demand for production) and normal depletion by production, there has been no change in respect of the proven and probable reserves set forth in the Parent SEC Documents.

Section 4.18 Finders or Brokers. Neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission from the Company or any of its Subsidiaries or affiliates (other than Parent) in connection with or upon consummation of the Merger.

Section 4.19 Ownership of Company Common Stock. Neither Parent, Merger Sub nor any of their respective affiliates is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.20 Anti-Bribery. Neither (a) Parent, any of Parent’s Subsidiaries nor any employee nor (b) to Parent’s knowledge, any Representative of any of the foregoing, has directly or indirectly, (i) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or violated any provisions of any applicable anti-bribery Laws, including the FCPA, or (ii) taken any action that would constitute a violation of any applicable anti-bribery Laws, including the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Each of Parent, Parent’s Subsidiaries and their respective affiliates has conducted its business in compliance with the FCPA with regard to provisions of services and Parent maintains policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

Section 4.21 Financing.

(a) Parent has delivered to the Company a true and complete copy of the executed debt commitment letters (including all exhibits, schedules, annexes and amendments thereto and the related fee letters (redacted for provisions related to fees, pricing, “flex” terms (other than any “flex” terms expressly permitted thereby to be disclosed to the Company) and any other economic terms)), dated as of the date of this Agreement, by and among certain of the Financing Sources and Parent providing for debt financing as described by such commitment letters (such commitment letters, including all such exhibits, schedules, annexes and amendments thereto and the related fee letters (redacted for provisions related to fees, pricing, “flex” terms (other than any “flex” term expressly permitted thereby to be disclosed to the Company) and any other economic terms), collectively, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth or referred to therein, certain of the Financing Sources have agreed to lend the amounts set forth therein (the “Financing”), for the purpose of, inter alia, funding the Merger Consideration and the fees and expenses related thereto.

(b) As of the date of this Agreement, each Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and Merger Sub and, to Parent’s knowledge, the other parties thereto, enforceable in accordance with its terms (subject to the Remedies Exceptions), and is not subject to any conditions precedent related to the funding of the net proceeds of the Financing that are not set forth or otherwise contemplated in the copies of such Commitment Letter provided to the Company (it being understood that the related fee letters may be redacted by Parent by removing fees, pricing, “flex” terms (other than any “flex” term expressly permitted to be disclosed to the Company) and any other economic terms therein.

(c) None of the Commitment Letters has been amended or modified on or prior to the date of this Agreement and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded on or prior to the date of this Agreement, and to Parent’s knowledge, none of any such actions is contemplated as of the date hereof.

(d) As of the date of this Agreement, none of the Financing Sources has notified Parent or Merger Sub of its intention to terminate any Commitment Letter or not to provide the Financing.

(e) As of the date of this Agreement, none of Parent, Merger Sub or, to Parent’s knowledge, any other party to any Commitment Letter is in material default or material breach under the terms and conditions of such Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach by Parent, Merger Sub or, to Parent’s knowledge, any other party to such Commitment Letter under the terms and conditions of the Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy any of the conditions to the Financing to be satisfied pursuant to each Commitment Letter on the Closing Date, provided that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations or warranties set forth in Article III or non-compliance by the Company and its affiliates with their respective obligations hereunder on any such condition to the Financing.

(f) As of the date of this Agreement, there are no side letters, understandings or other agreements relating to the Financing to which Parent or any of its affiliates is a party that imposes conditions to the funding of the Financing, other than those set forth in the Commitment Letters.

(g) Parent or an affiliate thereof on its behalf has fully paid any and all commitment or other fees required by the Commitment Letters to be paid on or prior to the date of this Agreement.

(h) Parent and Merger Sub will have at and, where applicable, after the Closing funds sufficient to (i) pay the Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger and the Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Company contemplated by this Agreement or the Commitment Letters and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Company contemplated hereunder.

Section 4.22 Reorganization. Parent has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.23 No Additional Representations.

(a) Parent and Merger Sub acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representations or warranties not set forth in Article III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered to Parent and Merger Sub by the Company in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the

Company, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in Article III or in any certificate delivered by Parent to the Company, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Parent Parties or Merger Sub, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent, (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by Parent, (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such

Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company in the ordinary course of business, and (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or any other transaction by Parent;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $200 million in the aggregate, except (1) as contemplated by the Company’s fiscal 2012 or 2013 budgets and capital expenditure plans previously provided to Parent (the “Company Budgets”) (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2012 or 2013 fiscal year) or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value in excess of $200 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business, or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $200 million in the aggregate, except for (1) expenditures contemplated by the Company Budgets (whether or not such capital expenditure is made during the 2012 or 2013 fiscal year), or (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(H) shall not, and shall not permit any of its Subsidiaries to, enter into any new Contract to sell Hydrocarbons other than in the ordinary course of business consistent with past practice;

(I) except as set forth in Section 5.1(b)(I) of the Company Disclosure Letter or as required by applicable Law or the terms of any Company Benefit Plan or other Contract identified in Section 5.1(b)(I) of the Company Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify, or terminate any Collective Bargaining Agreement or Company Benefit Plan (other than amendments or modifications to broad-based Company Benefit Plans in the ordinary course of business that do not increase the cost or expense to the Company of providing or administering such benefits), (2) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation to any officer, director, employee or consultants of the Company or its Subsidiaries, (4) enter into any new or modify any existing employment, severance, termination, retention or consulting agreement with any current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries, (5) accelerate the time of payment or vesting of any rights or benefits under any Company Benefit Plan, (6) fund any rabbi trust or similar arrangement with respect to any Company Benefit Plan, (7) grant or amend any equity awards, (8) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, (9) hire or terminate the employment or services of (other than for cause) any officer or director of the Company or any of its Subsidiaries;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable award under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised awards or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise, vesting or settlement of any Company Stock Awards, (2) the sale of shares of Company Common Stock pursuant to the exercise of Company SARs, the vesting of Company Restricted Shares and/or Existing RSUs or for withholding of Taxes with respect to any Company Stock Awards, to the extent provided by the terms of such awards as in effect on the date hereof or (3) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b) and (5) with respect to any indebtedness not in accordance with clauses (1) through (4), for any indebtedness not to exceed $50 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(N) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract or which would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Parent, the Company, the Surviving Company or any of their respective affiliates from engaging in any business or competing in any geographic location with any person;

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Company SEC Documents or (2) that do not exceed $10 million in the aggregate;

(P) shall not make, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax return, enter into any material closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes;

(Q) except as otherwise permitted by this Agreement, any refinancing permitted by clause (M)(3) and (4) above or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(R) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (Q) of this Section 5.1(b).

Section 5.2 Conduct of Business by Parent and Merger Sub.

(a) From and after the date hereof until the earlier of the Effective Time or Termination Date, and except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company, (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent and Merger Sub covenant and agree that the business of Parent and its Subsidiaries shall be conducted in the ordinary course of business; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent and Merger Sub agree with the Company, on behalf of themselves and Parent’s Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to by the Company, (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent and Merger Sub:

(A) except in each case as would not (after application of Section 2.1(c)) disproportionately adversely affect a holder of Company Common Stock relative to a holder of Parent Common

Stock or delay or impede the Merger or the other transactions contemplated by this Agreement, adjust, reclassify, split, combine, subdivide or redeem, directly or indirectly, any shares of capital stock or other equity interest of Parent or securities convertible or exchangeable into or exercisable for any shares of capital stock or other equity interest of Parent;

(B) shall not adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent;

(C) shall not, and shall not permit any of their respective Subsidiaries to, acquire shares of Company Common Stock; and

(D) shall not agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (C) of this Section 5.2(b).

Section 5.3 Access.

(a) For purposes of furthering the transactions contemplated hereby, each party shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources (including the employees, consultants, and Representatives thereof) and agents and other representatives of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding such party as the other party may reasonably request. Notwithstanding the foregoing, neither party shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither Parent nor any of its officers, employees or representatives, shall be permitted to perform any onsite procedures (including an onsite study or any invasive testing or sampling) with respect to any property of the Company or any of the Company’s Subsidiaries without the Company’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of June 22, 2012, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 No Solicitation.

(a) Except as expressly permitted by this Section 5.4, the Company shall, shall cause each of its affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause the agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively “Representatives”) of the Company or any of its affiliates to: (A) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 36-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives and (B) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.4 and to limit its conversation or other communication exclusively to such referral), or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.4 (and in such case only in accordance with the terms hereof), (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (1) any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (2) any confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party other than, with respect to this clause (2), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a Company Takeover Proposal or a potential Company Takeover Proposal and (B) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any person other than Parent or any of Parent’s affiliates, under any such provisions.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from the Company’s, its affiliates’ or the Company’s or its affiliates’ Representatives’ breach of Section 5.4 and if the Company Board of Directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company may, directly or indirectly, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person who has made such Company Takeover Proposal and its Representatives and potential sources of financing; provided, that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives and potential sources of financing regarding such Company Takeover Proposal. “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those applicable to Parent that are contained in the Confidentiality Agreement (including standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.4

(c) The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Parent after receipt by the Company or any of its Representatives of any Company Takeover Proposal, including of the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal. The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.4.

(d) Except as expressly permitted by this Section 5.4(d) or by Section 5.4(e), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board of Directors may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board of Directors may make a Company Adverse Recommendation Change if, after receiving a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of Section 5.4, the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (A) the Company has given Parent at least four business days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed transaction agreements with the person making such Company Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four business day period notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.4(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respect with its obligations under this Section 5.4.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.4(d) and shall not be subject to this Section 5.4(e)), nothing in this Agreement shall prohibit or restrict the Company Board of Directors from making a Company Adverse Recommendation Change in response to an Intervening Event if the Company Board of Directors has determined in good faith, after consultation with its outside legal counsel, that the failure of the Company Board of Directors to make a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (A) the Company has given Parent at least four business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would permit the Company Board of Directors not to make a Company Adverse Recommendation Change pursuant to this Section 5.4(e), and (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Board of Directors’ fiduciary duties under applicable Law continue to require a Company Adverse Recommendation Change.

(f) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board of Directors, after consultation with outside counsel, the failure so to disclose would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board of Directors; provided, that any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board of Directors expressly and concurrently reaffirms the Company Recommendation.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided, that, unless otherwise agreed by the parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of a Company Adverse Recommendation Change, through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. The Company will not submit to the vote of its stockholders any Company Takeover Proposal other than the Merger.

Section 5.6 Employee Matters.

(a) Subject to applicable Law, until the first anniversary of the Effective Time, Parent shall and shall cause its Subsidiaries (including the Surviving Company) to provide to the employees of the Company and its Subsidiaries who are employees thereof as of the Effective Time (the “Company Employees”) compensation (including equity-based compensation) and benefit plans that are substantially comparable in the aggregate to those provided to the Company Employees immediately prior to the Effective Time.

(b) Effective as of the Effective Time and thereafter, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company or its Subsidiaries (including any predecessor thereof) prior to the Closing Date for purposes of eligibility, vesting and benefit accrual rates or contribution rates under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided, that such recognition of service shall not (i) apply for purposes of determining an accrued benefit under any defined benefit retirement plan, (ii) apply for purposes of participation in any retiree welfare benefit plans, (iii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, or (iv) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides group health insurance benefits, to the extent that such Post-Closing Plan is made available to the Company Employees at or after the Effective Time, Parent shall use reasonable best efforts to, or shall cause the Surviving Company to, (A) cause any pre-existing condition limitations, eligibility waiting periods or similar provisions under such plan to be waived with respect to such Company Employee and his or her spouse and eligible dependents to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, and (B) credit each Company Employee and his or her spouse and eligible dependents for an amount equal to any eligible expenses incurred by such Company Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible, co-payment and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Notwithstanding anything contained in this Agreement to the contrary, following the Effective Time, while employed by Parent or the Surviving Company, the Company Employees whose employment is governed by a Collective Bargaining Agreement shall be provided compensation and benefits pursuant to the terms of the applicable Collective Bargaining Agreement as in effect from time to time.

(d) If requested by Parent in writing delivered to the Company not less than ten (10) business days before the Closing Date, the Board of Directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plans (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans), in the form of cash, in an amount equal to the full account balance (including loans) distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(e) From and after the Effective Time, Parent shall, or shall cause the Surviving Company to, honor all accrued and vested benefits and perform all obligations under each Company Benefit Plan, employment, deferred compensation, change in control, severance, termination or similar agreement that is currently in effect between the Company or any of its Subsidiaries and any current or former director, officer, employee, consultant, independent contractor or other service provider thereof in accordance with their terms as in effect immediately before the Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

(f) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or affiliates to amend, modify or terminate any particular Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.6 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 5.7 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Merger, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.7. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Merger, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. Neither party shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each party shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) Parent shall and, shall cause its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Surviving Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, the Surviving Company, or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action (each a “Divestiture Action”), in each case, as may be required in order to avoid the commencement of any Action to prohibit the Merger or any other transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the End Date). To assist Parent in complying with its obligations set forth in this Section 5.7(c), at Parent’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Divestiture Action; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing. The Company shall not, without the written consent of Parent, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any Divestiture Action. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.7 or elsewhere shall require, or be deemed to require, Parent to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect.

(d) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten (10) business days after the date of this Agreement, all notifications required under the HSR Act. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable or as otherwise instructed by Parent, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(e) Notwithstanding anything to the contrary contained herein, the parties agree that it is Parent’s sole right to devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 5.7.

Section 5.8 Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.9 Public Announcements. Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.10 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Company shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If (i) the Company elects, with the prior written consent of Parent, or (ii) Parent elects, then the Company or Parent, as applicable, may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Company, exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.10(c).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party under this Section 5.10 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the DGCL or otherwise.

(f) The obligations of Parent and the Surviving Company under this Section 5.10 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.10 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.10 applies shall be third-party beneficiaries of this Section 5.10, and (ii) this Section 5.10 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Company and their respective successors and assigns.

Section 5.11 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Financing and Financing Cooperation.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters by the Closing, including using reasonable best efforts to (i) maintain in effect each Commitment Letter (provided that each such Commitment Letter may be amended, supplemented, modified and replaced as set forth below), (ii) satisfy on a timely basis all conditions applicable to Parent or Merger Sub to the funding of the Financing set forth in each Commitment Letter and within Parent’s or Merger Sub’s control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with clauses (d) and (e) of this Section 5.13) and otherwise comply with its obligations thereunder and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by each Commitment Letter (including any “flex” provisions), or terms and conditions not materially less favorable (taken as a whole) to Parent than the terms and conditions contemplated by the Commitment Letters (including any “flex” provisions) which terms and conditions would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger.

(b) Prior to the Closing, Parent shall not, and shall not permit Merger Sub to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its material rights under, any Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Parent and Merger Sub may, without the Company’s prior written consent (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of any Commitment Letter that does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger; and (y) amend, replace, supplement or otherwise modify any Commitment Letter to (subject to the terms and conditions thereof) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed such Commitment Letter as of the date of this Agreement. Upon any such amendment, replacement, supplement or modification, the term “Commitment Letters” shall include any such Commitment Letter as so amended, replaced, supplemented or modified. For the avoidance of doubt, each of Parent and Merger Sub may, if it so determines in its discretion, arrange for alternative financing for the Merger from a third party or parties reasonably satisfactory to Parent (and thereafter the “Commitment Letters” (as modified to singular form if the context requires) and the “Financing” as defined herein shall refer to such financing commitment in respect of such alternative financing) on terms and conditions not materially less favorable to Parent (taken as a whole, as reasonably determined by Parent), if such alternative financing does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger. If any such alternate financing is obtained Parent shall provide the Company with a copy of any new financing commitment (redacted for provisions related to fees, pricing, “flex” terms and any other economic terms) that provides for such alternative financing.

(c) In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letters (including the flex provisions) for any reason, and such portion is required to fund the Cash Component, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from the same or alternative sources reasonably satisfactory to Parent (the “Alternative Financing”) in an amount sufficient and on terms and conditions not materially less favorable (taken as a whole) than those described in the Commitment Letters (including the “flex” provisions) (which terms and conditions would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger) to enable Parent to fund the payment of the Cash Component of the aggregate Merger Consideration. If an Alternative Financing is required in accordance with this Section 5.13(c), Parent shall provide the Company with a copy of any new financing commitment (redacted for provisions related to fees, pricing, “flex” terms and any other economic terms) that provides for such Alternative Financing, and thereafter the “Commitment Letters” (as modified to singular form if the context requires) as defined herein shall refer to such financing commitment in respect of the Alternative Financing.

(d) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, at Parent’s sole cost and expense, provide all cooperation that is necessary, proper or advisable in connection with the Financing or any Alternative Financing by Parent or any of its affiliates in connection with the Merger as may be reasonably requested by Parent or its Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to (i) furnish, as promptly as practicable, the report of the Company’s auditor (and any predecessor independent accountant or independent accountants of BP Exploration & Production Inc. and BP America Production Company) on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters (providing “negative assurance” comfort) and drafts thereof to the underwriters, initial purchasers or placement agents, as applicable, in connection with such Financing or Alternative Financing; (ii) furnish, as promptly as practicable, (A) any financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent or its Representatives as may be necessary, proper or advisable to consummate the Financing or any Alternative Financing, including financial statements, financial data, pro forma financial statements, projections, audit reports and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering to consummate the offering(s) of debt securities contemplated by the Commitment Letters or as otherwise reasonably necessary in connection with the Financing or Alternative Financing and the Merger or to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Commitment Letters (provided that it is understood that assumptions underlying pro forma adjustments included in any pro forma financial statements or pro forma financial information related to the Merger or any related financing shall be the responsibility of Parent); (iii) facilitate contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, lead arrangers, bookrunners, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s or any of its affiliate’s auditors in connection with, the Financing or any Alternative Financing, at reasonable times and upon reasonable advance notice; (iv) make available, at reasonable times and upon reasonable advance notice, the necessary employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with the preparation of business projections, financing documents and offer materials by Parent and its affiliates; (v) use commercially reasonable efforts to obtain the reasonable cooperation and assistance of counsel to the Company and its Subsidiaries in providing customary legal opinions (it being understood that the opinions related to the Financing or any Alternative Financing customarily provided by buyer’s counsel will be rendered by counsel to Parent); (vi) provide customary information, documents, authorization letters and certificates, enter into agreements (including supplemental indentures) and take other actions that are or may be customary in connection with the Financing or necessary, proper, advisable or desirable to permit Parent or any of its affiliates to fulfill conditions or obligations under the Commitment Letters and any other financing document (including all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations); (vii) provide assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other marketing and syndication materials (including with respect to the presence or absence of material non-public information and the accuracy of the information contained therein) reasonably requested by Parent or any of its affiliates; (viii) use commercially reasonable efforts to assist Parent in ensuring that the syndication efforts benefit materially from the existing banking relationships of the Company and its Subsidiaries; (ix) permit the reasonable use by Parent and its affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing or Alternative Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (x) reasonably participate as necessary in a reasonable number of meetings, presentations, customary one-on-one sessions and road shows with parties acting as lead arrangers, bookrunners, underwriters, initial purchasers or other agents for, and prospective lenders and investors of, the Financing or any Alternative Financing and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management with appropriate seniority and expertise); (xi) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals and participating in a reasonable number of sessions with rating agencies; (xii) taking all actions reasonably necessary to (A) permit prospective financing providers to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing; and (xiii) executing and delivering any pledge and security documents (including mortgages), other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or one or more of its Subsidiaries with respect to solvency matters) and otherwise facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Parent; provided that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Financing or any Alternative Financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Company Material Contract, in each case except for any payment, incurrence or action that is conditioned upon, and shall not take effect until, the Effective Time, and (y) no obligations of the Company or any of its Subsidiaries under any certificate, opinion, contract, indenture or other document or instrument delivered pursuant to this Section 5.13 shall be effective until the Effective Time, and none of the Company or any of its Subsidiaries shall be required to take any action pursuant to this Section 5.13 under any certificate, opinion, contract, indenture or other document or instrument that is not contingent upon the Closing or that would be effective prior to the Effective Time. The Company will provide to Parent and the Financing Sources such information as may be necessary so that the marketing materials as they relate to the Company and its affiliates are complete and correct in all material respects.

(e) The Company shall use reasonable best efforts to (i) obtain customary payoff letters from third-party lenders and trustees with respect to the indebtedness of the Company and its Subsidiaries specified in Section 5.13(e) of the Company Disclosure Letter no later than ten business days prior to the Effective Time and (ii) deliver or cause to be delivered such payoff letters to Parent promptly thereafter, and in any event no later than seven business days prior to the Effective Time. At the Effective Time, subject to Parent making available necessary funds to do so, the Company shall use all reasonable best efforts to, and to cause its Subsidiaries to, permanently (x) terminate the indebtedness specified in Section 5.13(e) of the Company Disclosure Letter and all related contracts to which the Company or any of its Subsidiaries is a party and (y) make satisfactory arrangements for the release of Encumbrances on assets relating to such terminated indebtedness.

(f) Notwithstanding anything in this Section 5.13 to the contrary, in fulfilling its obligations pursuant to this Section 5.13, (i) none of the Company, its Subsidiaries or its Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall promptly upon request by the Company reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company and its Subsidiaries and each of the Indemnified Persons from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives for use in the financing offering documents), except in the event such loss or damage arises out of or results from the gross negligence, willful misconduct, bad faith or intentional breach of its obligations hereunder by the Company or its Subsidiaries.

(g) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, irrespective and independently of the availability of the Financing or any Alternative Financing, subject to the fulfillment or waiver of the conditions set forth in Article VI. In addition, the completion of the issuance of senior notes (the “Senior Notes”) contemplated by the Commitment Letters is not a condition to Closing.

Section 5.14 Transaction Litigation. The Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent.

Section 5.15 Reorganization. Notwithstanding anything herein to the contrary, none of the Company, Parent or Merger Sub shall take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Prior to the Effective Time, Parent and the Company shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Section 1.368-2(g) and 1.368-3(a). Each of Parent and the Company shall report the Merger as a “reorganization” within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Immediately prior to the Effective Time, Merger Sub shall be a disregarded entity with respect to Parent for U.S. federal income Tax purposes.

Section 5.16 NYSE Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.17 Maine Merger Agreement. Parent shall not agree to change the Merger Consideration in the Maine Merger Agreement or amend Section 5.12 of the Maine Merger Agreement or otherwise materially amend any material provision of the Maine Merger Agreement, or terminate the Maine Merger Agreement, at any time prior to the Effective Time without the prior consent of the Company.

Section 5.18 Board of Directors. Parent shall take all necessary corporate action to appoint to Parent’s Board of Directors, as of the Effective Time, James C. Flores and two members of the Company’s Board of Directors as of the date of this Agreement that are mutually agreed upon by Parent and the Company.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger or any related transaction.

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) All waiting periods applicable to the Merger under the HSR Act, including any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated.

(f) Merger Sub shall have obtained the necessary qualifications required by the Bureau of Ocean Energy Management and the Bureau of Safety and Environmental Enforcement to hold or operate Oil and Gas Interests in the Gulf of Mexico.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in (i) this Agreement (other than in Sections 4.1(b), 4.1(c) and 4.7(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Sections 4.1(b) and 4.1(c) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) Section 4.7(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of its general partner, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) The Company shall have received a written opinion from Latham & Watkins LLP, counsel to the Company, or another firm of national reputation, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The condition set forth in this Section 6.2(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) this Agreement (other than in Sections 3.2(a), 3.2(b) and 3.10(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Sections 3.2(a) and 3.2(b) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Parent shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Parent, or another firm of national reputation, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The condition set forth in this Section 6.3(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and intentional material breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise provided below):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to June 5, 2013 (the “End Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(e), shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date not beyond September 5, 2013, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if (i) the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement and (ii) the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.5;

(c) by either the Company or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein); and

(g) by Parent, prior to receipt of the Company Stockholder Approval (i) in the event of a Company Adverse Recommendation Change or (ii) upon any material breach by the Company of its obligations under Section 5.4.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in Section 7.3 and liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee; Expenses.

(a) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d) or by Parent pursuant to Section 7.1(g)(i) as a result of a Company Adverse Recommendation Change due to an Intervening Event, the Company shall pay Parent up to $69,000,000 in respect of Parent’s expenses in connection with this Agreement (the “Expense Reimbursement”), by wire transfer (to an account designated by Parent) in immediately available funds within two business days after such termination. If this Agreement is terminated (i) by Parent pursuant to Section 7.1(g)(i) as a result of a Company Adverse Recommendation Change due to a Company Superior Proposal or pursuant to Section 7.1(g)(ii), (ii) by the Company pursuant to Section 7.1(b) and, at the time of such termination, (A) the Company Stockholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(g)(i) as a result of a Company Adverse Recommendation Change due to a Company Superior Proposal or pursuant to Section 7.1(g)(ii), or (iii) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or by Parent pursuant to Section 7.1(f), and in the case of any termination pursuant to this clause (iii), (A) a Company Takeover Proposal shall have been publicly announced or shall have become publicly known, and not withdrawn at least fifteen (15) business days prior to the Company Stockholders’ Meeting and (B) at any time on or prior to the twelve month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated, the Company shall pay Parent the Termination Fee (less any amounts previously or concurrently paid to Parent in respect of the Expense Reimbursement), by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i), within two business days of such termination, in the case of clause (ii) prior to or concurrently with such termination, and in the case of clause (iii) the Expense Reimbursement within two business days of such termination and the Termination Fee (less any amounts previously or concurrently paid to Parent in respect of the Expense Reimbursement) upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or the consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $207,000,000. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 7.3(a), from and after such termination and payment of the Termination Fee pursuant to and in accordance with this Section 7.3(a), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3(a), except in the case of fraud or a willful and material breach by the Company of this Agreement. Each of the parties hereto acknowledges that the Termination Fee and Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee and/or Expense Reimbursement are due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the Termination Fee in connection with a termination of this Agreement pursuant to which the Termination Fee is payable, and if the Termination Fee is payable at such time as Parent has already received payment or concurrently receives payment from the Company in respect of Expense Reimbursement, the amount of Expense Reimbursement actually received by Parent shall be deducted from the Termination Fee.

(b) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.3(a), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(c) Solely for purposes of this Section 7.3, “Company Takeover Proposal” shall have the meaning ascribed thereto in Section 8.15(b)(xv), except that all references to 15% shall be changed to 50%.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for the covenants and agreements of Parent in Section 5.10(d) and covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, however, that Parent shall pay all filing fees required under the HSR Act. Except as otherwise provided in this Agreement, all transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by Parent when due, and Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware (“Delaware Court of Chancery”) and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) NOTWITHSTANDING THE FOREGOING, WITH RESPECT TO ANY CLAIM, SUIT, ACTION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, INVOLVING ANY FINANCING SOURCES UNDER THE FINANCING OR ANY AFFILIATE THEREOF ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTERS, THE COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER, THE PARTIES HERETO AGREE THAT (I) SUCH CLAIMS, SUITS, ACTIONS OR PROCEEDINGS SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY NEW YORK STATE COURT SITTING IN THE CITY AND COUNTY OF NEW YORK, AND (II) THEY SHALL NOT BRING OR PERMIT ANY OF THEIR AFFILIATES TO BRING OR SUPPORT ANYONE ELSE IN BRINGING ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING IN ANY OTHER COURT.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THE FINANCING OR ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTERS, ANY COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE THEREOF) OR THE ACTIONS OF PARENT, MERGER SUB, THE FINANCING SOURCES OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Freeport-McMoRan Copper & Gold Inc.

333 North Central Avenue

Phoenix, Arizona 85004

Facsimile:    (602) 366-7691

Attention:     General Counsel

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile: (212) 403-2000

Attention: David E. Shapiro, Esq.

Email: deshapiro@wlrk.com

To the Company:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Facsimile: (713) 579-6231

Attention: General Counsel

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile: (713) 546-5401

Attention:	Michael E. Dillard
Sean T. Wheeler
Email: michael.dillard@lw.com
sean.wheeler@lw.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and, subject to Section 5.10, this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything herein to the contrary, Sections 8.5, 8.6 and 8.13 and this sentence may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of each Financing Source.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.10, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Sections 8.5 and 8.6 hereof, the last sentence of Section 8.11 and this Section 8.13, and each Financing Party may enforce such provisions. In addition, the Company agrees, on behalf of itself and its affiliates, stockholders and Representatives (collectively, the “Company Related Parties”), that the Financing Sources under the Commitment Letters and their affiliates, stockholders and Representatives and each of their successors and assigns (collectively, the “Financing Parties”) shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Company Related Parties arising out of or relating to this Agreement, the Financing or the transactions contemplated hereby or in connection with the Financing, or the performance of services by such Financing Parties with respect to the foregoing.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “BP Assets” means the assets to be acquired by the Company and its Subsidiaries pursuant to the BP Purchase Agreement.

(ii) “BP Purchase Agreement” means the Purchase and Sale Agreement by and among BP Exploration & Production Inc., BP America Production Company and the Company, dated as of September 4, 2012.

(iii) “Company Electing Award” means each award of Company Restricted Shares and each award of Company Electing RSUs.

(iv) “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or (B) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which the Company or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 3.3 or 3.20 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of Parent or Merger Sub, (5) any changes or developments in prices for oil, natural gas or other commodities or for the Company’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards following the date of this Agreement, (8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition), or (10) any changes in the share price or trading volume of the shares of Company Common Stock (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8) to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate; provided, for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any well, pipeline or equipment operated by the Company may be taken into account in determining whether there has been a Company Material Adverse Effect.

(v) “Company Option” means each stock option covering shares of Company Common Stock issued pursuant to any Company Stock Plan.

(vi) “Company Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned subsidiaries, (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby, or (G) Liens arising under (1) the Amended and Restated Credit Agreement, dated as of November 30, 2012, among the Company, as borrower, each of the lenders that is a signatory thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and (2) the Senior Revolving Credit Agreement, dated as of November 18, 2011, among Offshore, JPMorgan Chase Bank, N.A., as administrative agent, Barclays Bank PLC and Bank of Montreal, as co-documentation agents, Toronto Dominion (New York) LLC and Well Fargo Bank, National Association, as co-syndication agents, and the lenders party thereto.

(vii) “Company Restricted Share” means each share of Company Common Stock granted pursuant to any Company Stock Plan, including, for the avoidance of doubt, any such shares that will be granted or credited to any person pursuant to an employment contract or other written agreement with the Company at the Effective Time, in any case, that, as of immediately prior to the Effective Time, remains subject to any performance-vest, time-vest or other condition(s) that constitute a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(viii) “Company RSU” means each restricted stock unit covering shares of Company Common Stock granted pursuant to any Company Stock Plan, other than any Company Interim Award, including, for the avoidance of doubt, any such restricted stock units that will be granted or credited to any person pursuant to an employment contract, the Company’s Long-Term Retention and Deferred Compensation Agreement or other written agreement with the Company at the Effective Time.

(ix) “Company SAR” means each stock appreciation right covering shares of Company Common Stock issued pursuant to any Company Stock Plan, other than any Company Interim Award.

(x) “Company Stock Plans” mean the Nuevo Energy Company 1993 Stock Incentive Plan, the Company 2002 Stock Incentive Plan, the Company 2004 Stock Incentive Plan, the Company 2006 Incentive Plan and the Company 2010 Incentive Award Plan, each as amended or restated.

(xi) “Company Superior Proposal” means a bona fide, unsolicited, written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 75% of the outstanding Company Common Stock or more than 75% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (B) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (C) that the Company Board of Directors determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Merger.

(xii) “Company Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (iii) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(xiii) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

(xiv) “Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

(xv) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(xvi) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xvii) “Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their and their respective affiliates’ former or current partners, members, stockholders, officers, directors, employees, agents and representatives and their respective successors and assigns.

(xviii) “GOM Acquisition” means the consummation of the transactions contemplated by the BP Purchase Agreement and the Shell Purchase Agreement.

(xix) “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties or mining properties, as the case may be, in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(xx) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xxi) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

(xxii) “Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to the Company’s Board of Directors as of the date of this Agreement (or, if known, the magnitude or material consequences of which were not known or foreseeable by the Company’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; provided, however, if the Intervening Event relates to an event, change, effect, development or occurrence involving Parent or any of its Subsidiaries, then such event, change, effect, development or occurrence shall not constitute an Intervening Event unless such Intervening Event has a Parent Material Adverse Effect; provided, further, that under no circumstances shall any event, change, effect, development or occurrence relating to the expectation, discovery or development of Hydrocarbons which may be contained in or which may be accessible, produced, marketed or sold from any Oil and Gas Interests of the Company or any of its Subsidiaries constitute or contribute towards an Intervening Event.

(xxiii) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the current operation of the business of the Company and its Subsidiaries.

(xxiv) “Maine Merger Agreement” means the Agreement and Plan of Merger, dated the date hereof, between the Company, Maine Merger Sub and Maine.

(xxv) “Minerals” means any and all ores, ore bodies, deposits, minerals and mineral inventories, precious and base, metallic and non-metallic (and concentrates, doré or other products derived therefrom), including copper, gold, molybdenum, cobalt hydroxide, silver and other mineral or metal products which may be prospected for, explored for, mined, extracted, exploited or removed, milled, refined, smelted, processed and/ or sold.

(xxvi) “Mining Contracts” means any of the following Contracts to which Parent or any of its Subsidiaries is a party (other than, in each case, a Mineral Right): all earn-in and earn-out agreements, option agreements, prospecting agreements, exploration agreements, joint venture agreements, development agreements, operating agreements, tolling agreements, royalty agreements, mineral sales agreements, mineral off take agreements, contract mining agreements, surface rights agreements, water rights agreements, milling agreements, processing agreements, refining agreements, smelting agreements, service and supply agreements, geophysical and geological agreements and all other Contracts relating to Minerals, Mines or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xxvii) “Mining Interests” means (A) direct and indirect interests in and rights with respect to Minerals and related properties and assets of any kind and nature, direct or indirect, including earn-in interests and operating rights and royalties, net profit and net smelter royalties or interests, carried interests, and other non-working interests and non-operating interests; (B) Minerals or revenues therefrom; (C) all Mineral Rights and any leasehold estates created thereby and the lands and surface rights covered by, or related to, the Mineral Rights; (D) all Mining Contracts; (E) surface rights and interests, fee interests, reversionary interests, reservations and concessions related to Mineral Rights; (F) all easements, surface use agreements, rights of way, authorizations, licenses, permits, ingress, egress and access rights, and all other required rights and interests in each case, in connection with Mineral Rights, the prospecting, exploration, drilling in respect of Minerals or the mining, extraction, exploitation, removal, milling, refining, smelting, processing, storage, disposition, transportation or sale of Minerals; (G) all registered and non-registered concessions, easements and other rights to remove or divert from its natural source and to use water, all rights and approvals related thereto, such as rights and approvals to access water and to locate equipment and other hydrological works necessary to access and transport water, in connection with any Mineral Rights; (H) all interests in machinery, equipment (including Mines, mining equipment and machinery), mineral production, milling, refining, smelting, processing, storage, and transportation facilities (including conveyor systems, rail and port facilities, loading and unloading facilities, vehicles, and rolling stock), pumps, tailings facilities, water plants, power plants and generators, fuel storage facilities, processing plants, plants, refineries, testing, assaying, weighing and monitoring equipment, in each case, in connection with Mineral Rights, the Mines or the prospecting, exploration for, mining, extraction, exploitation, removal, production, milling, refining, smelting, processing, storage, disposition, transportation or sale of Minerals, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xxviii) “Mineral Rights” means all prospecting licenses, exploration licenses, mining or exploitation licenses, mineral concessions, licenses of occupation, mining claims and other forms of tenure, conventional proprietary interests or other rights to Minerals or to work upon land for the purpose of searching for, developing or extracting Minerals under any form of title recognized under applicable Laws, whether contractual, statutory or otherwise, including leases or subleases, licenses or other occupancy or similar agreements under which Parent or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains rights in and to, or in respect of, Minerals or any other real property which is material to the operation of Parent’s or its Subsidiaries’ business.

(xxix) “Mines” means all mines, wells and plants whether producing, operating, shut-in or temporarily abandoned, located in, on or under Mineral Rights or otherwise associated with a Mining Interest of Parent or any of its Subsidiaries, together with all Mineral production from such mine, the workings established and assets acquired, obtained or constructed in order to bring the Mineral Right or a portion thereof into (and to maintain) production, including all pits, shafts, haulage ways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, mobile equipment, stores of a capital and consumable nature, and all other property, whether fixed or moveable, as the same may exist at any time related thereto.

(xxx) “Offshore Warrants” means those warrants issued by Offshore to purchase, in aggregate, up to 9,121,000 shares of Offshore Class A Stock or Offshore Common Stock at a price of $20 per share.

(xxxi) “Oil and Gas Contracts” means any of the following Contracts to which the Company or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xxxii) “Oil and Gas Interests” means (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or united; (D) all Oil and Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xxxiii) “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of the Company’s business.

(xxxiv) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xxxv) “Parent Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or (B) the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which Parent or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 4.2 or 4.16 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of the Company, (5) any changes or developments in prices for copper, gold, molybdenum or other commodities or for Parent’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards, (8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition), or (10) any changes in the share price or trading volume of the shares of Parent Common Stock (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8) to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate; provided, that for the avoidance of doubt, notwithstanding anything to the contrary above, any amendment, modification or termination of any contract, license or other agreement or understanding with, or any change of law, rule or regulation by, in each case, the Republic of Indonesia, may be taken into account in determining whether there has been a Parent Material Adverse Effect.

(xxxvi) “Parent Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among Parent and its wholly owned subsidiaries, or (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(xxxvii) “Parent Stock Plans” means Parent 1995 Stock Option Plan, Parent 1995 Stock Option Plan for Non-Employee Directors, Parent Amended and Restated 1999 Stock Incentive Plan, Parent 2003 Stock Incentive Plan, Parent 2004 Director Compensation Plan, Parent Amended and Restated 2006 Stock Incentive Plan and Parent 2009 Annual Incentive Plan, as amended and restated.

(xxxviii) “Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(xxxix) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xl) “Shell Assets” means the assets to be acquired by the Company and its Subsidiaries pursuant to the Shell Purchase Agreement.

(xli) “Shell Purchase Agreement” means the Purchase and Sale Agreement between Shell Offshore Inc. and the Company, dated as of September 7, 2012.

(xlii) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(xliii) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xliv) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(xlv) “Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

(xlvi) “Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on the Oil and Gas Leases or Units or otherwise associated with an Oil and Gas Interest of the Company or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ James C. Flores
	Name:	James C. Flores
	Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/s/ Kathleen L. Quirk
	Name:	Kathleen L. Quirk
	Title:	Executive Vice President, Chief Financial Officer & Treasurer

IMONC LLC

By:	/s/ Kathleen L. Quirk
	Name:	Kathleen L. Quirk
	Title:	Executive Vice President & Treasurer

[Signature Page to Agreement and Plan of Merger]

List of Schedules Omitted from the Merger Agreement

Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Merger Agreement included in this Annex A have been omitted. A list briefly identifying the contents of the omitted schedules is set forth below. The Registrant agrees to furnish supplementally a copy of any omitted schedules to the Securities and Exchange Commission upon request.

Company Disclosure Schedule

2.5	Company Stock Awards
3.2	Capital Stock
3.3	Corporate Authority Relative to this Agreement; No Violation
3.7	Compliance with Law; Permits
3.9	Employee Benefit Plans
3.13(b)	Regulatory Matters
3.14	Tax Matters
3.17	Properties
3.20(a)	Material Contracts
5.1	Conduct of Business by the Company
8.15	Definitions

Parent Disclosure Schedule

4.6	Compliance with Law; Permits
4.7	Absence of Certain Changes or Events
4.8	Environmental Laws and Regulations
4.9	Investigations; Litigation
4.14	Employment and Labor Matters
8.15	Knowledge Persons

ANNEX B

745 Seventh Avenue New York, NY 10019 United States

December 5, 2012

Board of Directors

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, TX 77002

Members of the Board of Directors:

We understand that Plains Exploration & Production Company (“Plains” or the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Freeport-McMoRan Copper & Gold Inc. (“Freeport”) pursuant to which Plains will merge with and into IMONC LLC (“Merger Sub”), a direct wholly owned subsidiary of Freeport, with Merger Sub surviving the merger (the “Merger”). We further understand that upon effectiveness of the Merger, each share of the common stock of Plains, par value $0.01 (“Plains Common Stock”), then issued and outstanding (other than shares owned or held in treasury by the Company or owned by Freeport or Merger Sub or their respective subsidiaries and dissenting shares) will be converted into the right to receive at the election of the holder (i) an amount in cash equal to the Per Share Amount (as defined in the Agreement, as defined below) (the “Cash Consideration”) or (ii) a fraction of a share of the common stock of Freeport (“Freeport Common Stock”) equal to the Exchange Ratio, as defined in the Agreement (the “Stock Consideration” and together with Cash Consideration, the “Merger Consideration”), in each case subject to certain limitations and proration procedures set forth in the Agreement, as to which procedures we express no opinion. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of December 5, 2012 by and among Plains, Freeport and Merger Sub (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement. In addition, we understand that concurrently with execution of the Agreement, the Company currently anticipates entering into a support agreement (the “Support Agreement”) with Freeport relating to Freeport’s separate proposed acquisition of McMoRan Exploration Co. (“McMoRan Exploration”) pursuant to a contemplated agreement among McMoRan Exploration, Freeport and a wholly owned subsidiary of Freeport (the “McMoRan Exploration Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Merger Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, (i) the Company’s underlying business decision to proceed with or effect the Proposed Transaction or (ii) the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage or the Support Agreement or the McMoRan Exploration Agreement or the transactions contemplated thereby. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning Plains, Freeport and McMoRan Exploration that we believe to be relevant to our analysis, including each of the Company’s, Freeport’s and McMoRan Exploration’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012; (3) financial and operating information with respect to the business, operations and prospects of Plains furnished to us by Plains, including financial projections of Plains prepared by management of Plains (the “Plains Projections”); (4) financial and operating information with respect to the business, operations and prospects of Freeport furnished to us by Freeport, including financial projections of Freeport prepared by management of Freeport (the “Freeport Projections”); (5) estimates of certain (i) proved reserves of oil (including condensate and natural gas liquids) and natural gas, as of December 31, 2011, for Plains as prepared by a third-party reserve engineer and as prepared by management of Plains, (ii) non-proved reserves of oil (including condensate and natural gas liquids) and natural gas, as of December 31, 2011, for Plains as prepared by a third-party reserve engineer and as prepared by management of Plains and (iii) proved reserves and non-proved reserves of oil (including condensate and natural gas liquids) and natural gas, as of October 1, 2012, for the assets acquired by Plains from BP Exploration & Production Inc., BP America Production Company and Shell Offshore Inc. (the “GOM Acquisition”) as prepared by management of Plains ((i) through (iii) collectively, the “Plains Reserve Reports”); (6) estimates of certain (i) proven and probable reserves of copper, molybdenum, gold, cobalt and silver, as of December 31, 2011, for Freeport as prepared by management of Freeport and (ii) mineralized materials of copper, molybdenum, gold, cobalt and silver, as of December 31, 2011, for Freeport as prepared by the management of Freeport ((i) and (ii) collectively, the “Freeport Reserve Report”); (7) the trading histories of Plains Common Stock and Freeport Common Stock from December 6, 2010 to December 3, 2012 and a comparison of those trading histories with each other and those of other companies that we deemed relevant; (8) a comparison of the historical financial results and present financial condition of Plains and Freeport with those of other companies that we deemed relevant; (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (10) the potential pro forma impact of the Proposed Transaction on the current and future financial performance and credit profile of the combined company; (11) published estimates by independent equity research analysts with respect to the future financial performance of Plains and Freeport; (12) the relative contributions of Plains and Freeport to the current and future financial performance of the combined company on a pro forma basis and (13) the Support Agreement and the McMoRan Exploration Agreement. In addition, we have (i) had discussions with the managements of Plains and Freeport concerning their respective businesses, operations, assets, liabilities, financial conditions, dividend policies, equity liquidity and prospects and (ii) have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the managements of Plains and Freeport that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Plains Projections, upon the advice of Plains, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Plains as to the future financial performance of Plains and that Plains will perform substantially in accordance with such projections. With respect to the Plains Reserve Reports, we have discussed these reports with the management of Plains and upon the advice of Plains, we have assumed that the Plains Reserve Reports are a reasonable basis upon which to evaluate the proved and non-proved reserve levels of Plains. We have relied on the Plains Projections and the Plains Reserve Reports in arriving at our opinion. With respect to the Freeport Projections, upon the advice of Plains and Freeport, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Freeport as to the future financial performance of Freeport and that Freeport will perform substantially in accordance with such projections. With respect to the Freeport Reserve Report, we have discussed this report with the managements of Plains and Freeport and upon the advice of Plains and Freeport, we have assumed that the Freeport Reserve Report is a reasonable basis upon which to evaluate the proven and probable reserves and mineralized materials of Freeport.

We have relied on the Freeport Projections and the Freeport Reserve Report in arriving at our opinion. We assume no responsibility for and we express no view as to any projections or estimates described above in this paragraph or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Plains or Freeport and have not made or obtained any evaluations or appraisals of the assets or liabilities of Plains or Freeport. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the delivery of this letter. In addition, we express no opinion as to the prices at which shares of (i) Plains Common Stock or Freeport Common Stock will trade at any time following the announcement of the Proposed Transaction or (ii) Freeport Common Stock will trade at any time following the consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the Freeport Common Stock to be received by stockholders of the Company who elect to receive Freeport stock at the Exchange Ratio in the Proposed Transaction, and assuming no proration, will be in excess of the market value of common stock of the Company owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, Plains has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for Plains and its affiliates and Freeport and its affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for Plains and its affiliates, for which we received customary compensation: (i) in October 2012, we acted as joint bookrunner on the Company’s $3,000 million senior notes offering; (ii) in September 2012, we acted as financial advisor on the Company’s $6,100 million GOM Acquisition and we acted as an underwriter in the bank group providing the initial acquisition financing for the GOM Acquisition; (iii) in April 2012, we acted as joint bookrunner on the Company’s $750 million senior notes offering; (iv) in November 2011, we acted as joint bookrunner on the Company’s $1,000 million senior notes offering; (v) in November 2011, we acted as financial advisor on the Company’s $181 million divestiture of properties in South Texas; (vi) in November 2011, we acted as financial advisor on the Company’s $600 million divestiture of properties in the Texas Panhandle; (vii) in October 2011, we acted as financial advisor on the Company’s $450 million divestiture of a 20% equity interest in Plains Offshore Operations Inc. (“POI”), which had been established as a wholly owned subsidiary of Plains to hold all the Company’s then-held interests in the Gulf of Mexico; (viii) in March 2011, we acted as joint bookrunner on the Company’s $600 million senior notes offering; (ix) in December 2010, we acted as financial advisor on the Company’s $818 million divestiture of properties in the Gulf of Mexico to McMoRan Exploration; (x) we are currently a lender under the Company’s revolving credit facility; (xi) we are currently a lender under POI’s revolving credit facility and (xii) we have served and continue to serve as a counterparty to the Company on certain commodity hedging and trading transactions. In addition we have served and continue to serve as a counterparty to Freeport on certain commodity hedging and trading transactions and foreign currency derivative transactions, for which we have received customary compensation.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Plains and its affiliates and Freeport and its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Valuation and Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to what form of consideration such stockholder should elect or how such stockholder should vote or act with respect to any other matter relating the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

ANNEX C

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Pursuant to the DGCL, a corporation may not indemnify any director, officer, employee or agent made or threatened to be made a party to any threatened, pending, or completed proceeding unless such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful.

In the case of a proceeding by or in the right of the corporation to procure a judgment in its favor (e.g., a stockholder derivative suit), a corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no person adjudged to be liable to the corporation may be indemnified unless, and only to the extent that, the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. A director, officer, employee or agent who is successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL’s indemnification provisions must be indemnified by the corporation for reasonable expenses incurred therein, including attorneys’ fees.

As permitted by the DGCL, the FCX certificate of incorporation includes a provision that eliminates the personal liability of FCX’s directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to FCX or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

As a result of this provision, FCX’s ability or that of FCX stockholders to successfully prosecute an action against a director for breach of his or her duty of care is limited. However, this provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his or her duty of care. The Securities and Exchange Commission has taken the position that this provision will have no effect on claims arising under the federal securities laws.

In addition, the FCX certificate of incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer who (because of the fact that he or she is FCX’s director or officer) is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by FCX’s director or officer in advance of the final disposition of a proceeding according to applicable law.

The indemnification provisions in the FCX certificate of incorporation and bylaws may be sufficiently broad to permit indemnification of FCX’s directors and executive officers for liabilities arising under the Securities Act. FCX also provides insurance from commercial carriers against some liabilities incurred by FCX’s directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The following is a list of Exhibits to this Registration Statement

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 5, 2012, by and between Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc. (included in Part I as Annex A to the document included in this registration statement)†

Exhibit No.	Description

3.1	Composite Certificate of Incorporation of FCX, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.1 of FCX’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

3.2	Amended and Restated Bylaws of FCX, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.2 of FCX’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares of FCX common stock*

8.1	Opinion of Latham & Watkins LLP as to tax matters*

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters*

10.1	Voting and Support Agreement, dated December 5, 2012, by and among Freeport-McMoRan Copper & Gold Inc., McMoRan Exploration Co. and Plains Exploration and Production Company, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.2	Letter Agreement, dated as of December 5, 2012, by and among James C. Flores, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.3	Letter Agreement, dated as of December 5, 2012, by and among Doss R. Bourgeois, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.4	Letter Agreement, dated as of December 5, 2012, by and among Winston M. Talbert, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.5	Letter Agreement, dated as of December 5, 2012, by and among John F. Wombwell, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

15.1	Letter from Ernst & Young Regarding Unaudited Interim Financial Statements†

23.1	Consent of Wachtell, Lipton, Rosen & Katz for legality opinion*

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Plains Exploration & Production Company†

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Freeport-McMoRan Copper & Gold Inc.†

23.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Plains Exploration & Production Company†

23.5	Consent of Ernst & Young LLP, with respect to certain financial statements of certain properties acquired from BP Exploration & Production Inc. and BP America Production Company†

23.6	Consent of Latham & Watkins LLP*

23.7	Consent of Wachtell, Lipton, Rosen & Katz for tax opinion*

Exhibit No.	Description

23.8	Consent of Netherland, Sewell & Associates, Inc.†

23.9	Consent of Barclays Capital Inc., financial advisor to the board of directors of Plains Exploration & Production Company†

24.1	Powers of Attorney+

99.1	Form of Proxy Card for Special Meeting of Stockholders of Plains Exploration & Production Company*

*	To be filed by amendment
†	Filed herewith
+	Previously filed

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of such Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or their securities provided by or on behalf of such Registrant; and

(iv) any other communication that is an offer in the offering made by such Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(11) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Freeport-McMoRan Copper & Gold Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, Arizona, on February 8, 2013.

FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/S/ KATHLEEN L. QUIRK
Name:	Kathleen L. Quirk
Title:	Executive Vice President, Chief Financial Officer & Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 8, 2013.

Signature	Title

* Richard C. Adkerson	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ KATHLEEN L. QUIRK Kathleen L. Quirk	Executive Vice President, Chief Financial Officer & Treasurer (Principal Financial Officer)

/S/ C. DONALD WHITMIRE, JR. C. Donald Whitmire, Jr.	Vice President and Controller- Financial Reporting (Principal Accounting Officer)

* James R. Moffett	Chairman of the Board

* Robert J. Allison Jr.	Director

* Robert A. Day	Director

* Gerald J. Ford	Director

* H. Devon Graham Jr.	Director

* Charles C. Krulak	Director

* Bobby Lee Lackey	Director

* Jon C. Madonna	Director

* Dustan E. McCoy	Director

Signature	Title

* B.M. Rankin Jr.	Director

* Stephen H. Siegele	Director

*	Kathleen L. Quirk hereby signs this registration statement on behalf of the indicated persons for whom she is attorney-in-fact on February 8, 2013, pursuant to powers of attorney previously filed as Exhibit 24.1 to the proxy statement/prospectus on Form S-4 of FCX and PXP filed with the Securities and Exchange Commission on December 28, 2012.

By:	/S/ KATHLEEN L. QUIRK
Attorney-in-fact

Dated: February 8, 2013

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 5, 2012, by and between Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc. (included in Part I as Annex A to the document included in this registration statement)†

3.1	Composite Certificate of Incorporation of FCX, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.1 of FCX’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

3.2	Amended and Restated Bylaws of FCX, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.2 of FCX’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares of FCX common stock*

8.1	Opinion of Latham & Watkins LLP as to tax matters*

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters*

10.1	Voting and Support Agreement, dated December 5, 2012, by and among Freeport-McMoRan Copper & Gold Inc., McMoRan Exploration Co. and Plains Exploration and Production Company, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.2	Letter Agreement, dated as of December 5, 2012, by and among James C. Flores, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.3	Letter Agreement, dated as of December 5, 2012, by and among Doss R. Bourgeois, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.4	Letter Agreement, dated as of December 5, 2012, by and among Winston M. Talbert, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

10.5	Letter Agreement, dated as of December 5, 2012, by and among John F. Wombwell, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc., incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012

15.1	Letter Regarding Unaudited Interim Financial Statements†

23.1	Consent of Wachtell, Lipton, Rosen & Katz for legality opinion*

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Plains Exploration & Production Company†

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Freeport-McMoRan Copper & Gold Inc.†

23.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Plains Exploration & Production Company†

Exhibit No.	Description

23.5	Consent of Ernst & Young LLP, with respect to certain financial statements of certain properties acquired from BP Exploration & Production Inc. and BP America Production Company†

23.6	Consent of Latham & Watkins LLP*

23.7	Consent of Wachtell, Lipton, Rosen & Katz for tax opinion*

23.8	Consent of Netherland, Sewell & Associates, Inc.†

23.9	Consent of Barclays Capital Inc., financial advisor to the board of directors of Plains Exploration & Production Company†

24.1	Powers of Attorney+

99.1	Form of Proxy Card for Special Meeting of Stockholders of Plains Exploration & Production Company*

*	To be filed by amendment

†	Filed herewith

+	Previously filed